45



05007076

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THOMSON FINANCIAL

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FISCAL YEAR 12-31-04

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ORKLA ANNUAL REPORT '04

INTRODUCTION
Message from the CEO 1
Orkla in brief 2

REPORT OF THE BOARD OF DIRECTORS AND FINANCIAL STATEMENTS
Report of the Board of Directors 4
Income statement 12
Balance sheet 13
Cash flow statement 14
Accounting principles 15
Notes 19
Financial statements for Orkla ASA 32
Notes for Orkla ASA 33
Auditor's report 36
Statement from the Corporate Assembly 36
Summary accounts for the business areas 37

OTHER FINANCIAL INFORMATION
Historical development 40
Comparable key figures 41
Historical key figures 42

VALUE CREATION AT ORKLA
Investing in the Orkla share 43
Underlying value creation 44
Asset values 46
Shares and shareholders 47

BUSINESS AREAS
Branded Consumer Goods 50
Orkla Foods 54
Orkla Brands 58
Orkla Media 62
Chemicals 66
Financial Investments 70

FOCUS ARTICLE
Innovation and marketing of
branded consumer goods 72

CORPORATE GOVERNANCE
Corporate social responsibility (CSR) 75
Corporate governance at Orkla 77
The Board of Directors of Orkla ASA 80
Governing bodies and elected representatives 81

GROUP INFORMATION
Group directory 82

FINANCIAL CALENDAR 2005

14 Apr	Ordinary General Meeting
15 Apr	Shares quoted excluding dividend
28 Apr	First quarter report published
3 May	Dividend paid out
10 Aug	Second quarter report published
28 Oct	Third quarter report published

All dates subject to change.

Notice to the Oslo Stock Exchange

 ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Shareholder Services, Tel. +47 22 54 44 30
Rune Helland, Investor Relations, Tel.: +47 22 54 44 11

Date: 17 March 2005

ORK – Notice of Annual General Meeting 2005

Notice of Orkla's Annual General Meeting in Oslo on 14 April 2005, and also the recommendations from the Election Committee, may be found at www.newsweb.no and www.orkla.no .

Printed version (hardback) of the Notice will be sent by post to shareholders during week 12 (starting Monday 21 March).



Melding til Oslo Børs

Postboks 423 Skøyen, N-0213 Oslo
Tel. +47 22 54 40 00
Fax: + 47 22 54 44 90
E-post: info@orkla.no
www.orkla.com

Ref.:
Nils Selte, Canica AS, Tel.: +47 2305 5000
Ellen Ronæss, Orkla Shareholder Services, Tel: +47 2254 4430

Date: 18 March 2005

ORK – Trade subject to notification – Stein Erik Hagen

On 17 March 2005, a company closely associated with Stein Erik Hagen, member of the Board of Directors of Orkla ASA, has bought 1,410,750 shares in Orkla ASA at a share price of NOK 227.93.

After the transaction, Stein Erik Hagen and his close associates own 23,458,171 shares in Orkla ASA.

Notice of Annual General Meeting

The Annual General Meeting of Orkla ASA will be held at Ingeniørenes Hus, Kronprinsens gate 17, Oslo, on **Thursday, 14 April 2005 at 3.00 p.m.**

The agenda is as follows:

1. **Approval of the financial statements for 2004 for Orkla ASA and the Orkla Group and the annual report of the Board of Directors, including approval of a share dividend for 2004 of NOK 9.50 per share, except for shares owned by the Group**

   The share dividend of NOK 9.50 comprises the following: The Board proposes a regular dividend of NOK 4.50. The Board also proposes that an additional amount totalling approximately NOK 1 billion be paid out this year to shareholders. This is equivalent to NOK 5.00 per share.

2. **Amendment to the Articles of Association**

   The Board of Directors proposes that the Articles of Association be amended as follows:

   Article 18 shall read as follows:

   «The General Meeting shall elect two *to four* members for *until* two years at a time *to* an Election Committee which, in addition to the said two *to four* members, shall consist of the Chairman of the Corporate Assembly, who shall be the Chairman of the Election Committee.

   The Election Committee shall present proposals to the General Meeting regarding the latter's election of members to the Corporate Assembly.

   The Election Committee shall also present proposals to the share-holder-elected members of the Corporate Assembly regarding their election of members to the Board of Directors, and to the Corporate Assembly regarding its election of the Chairman of the Board of Directors. In connection with the preparation of proposals for the election of the Chairman of the Board of Directors, the Election Committee shall be supplemented by a representative designated by the employee-elected members of the Corporate Assembly.»

3. **Reduction of capital by redemption of the company's own shares**

   As of 31 December 2004, Orkla ASA owned a total of 6,516,071 Orkla ASA shares. The Board of Directors proposes reducing the company's share capital by redeeming (amortising) 4,016,071 shares owned by Orkla ASA in accordance with the rules laid down in the Public Limited Companies Act. This year the Board has found it appropriate to retain 2,500,000 shares in Orkla ASA's ownership in order to fulfil its obligations under the current incentive system and employee share purchase programme.

   The capital reduction will not entail any payment from the company. The amount by which the share capital will be reduced will be used to cancel the company's own shares. The auditor has confirmed that, after the capital reduction, the company's tied-up capital will be fully covered.

   The Board of Directors proposes that the General Meeting adopt the following resolution:

   «The General Meeting of Orkla ASA resolves to reduce share capital by NOK 25,100,443.75 from NOK 1,326,889,156.25 to NOK 1,301,788,712.50 by redeeming (amortising) 4,016,071 shares owned by Orkla ASA. The number of shares in the company will be reduced from 212,302,265 to 208,286,194. The amount by which the share capital is reduced will be used to cancel the company's own shares.»

   Reducing share capital by redeeming the company's own shares will necessitate a corresponding amendment to Article 1, first sentence, of the Articles of Association, which will then read:

   «Orkla ASA is a public limited company with share capital of NOK 1,301,788,712.50 consisting of 208,286,194 fully paid-up shares, each of the par value of NOK 6.25.»

4. **Authorisation to acquire the company's own shares**

   At the Annual General Meeting on 29 April 2004, the Board of Directors was authorised to acquire the company's own shares until 28 October 2005.

   The Board of Directors proposes that this authorisation be renewed.

   The reason for this proposal is, as before, to enable the Board to avail itself of the possibility pursuant to section 9-2 et seq. of the Public Limited Companies Act to acquire the company's own shares up to a maximum value of 10 % of share capital. Authorisation to acquire the company's own shares was granted for the first time at the General Meeting on 7 May 1998 and has been renewed each year. Since 7 May 1998 and up to the present date the company has acquired 11,447,526 shares in Orkla ASA in accordance with the authorisation.

   Provided that the General Meeting adopts the resolution pertaining to a capital reduction, cf. item 3, the Board of Directors proposes the following resolution, cf. section 9-4 of the Public Limited Companies Act:

   «The General Meeting of Orkla ASA hereby authorises the Board of Directors to permit the company to acquire shares in Orkla ASA with a nominal value of up to NOK 112,500,000 divided between a maximum of 18,000,000 shares. The amount that may be paid per share shall be no less than NOK 20 and no more than NOK 500. The Board of Directors shall have a free hand with respect to methods of acquisition and disposal of the company's own shares. This authorisation replaces the authorisation granted by the General Meeting of 29 April 2004, and shall apply from 15 April 2005 until the date of the Annual General Meeting in 2006.»

If the General Meeting does not approve a capital reduction, cf. item 3, the Board of Directors proposes the following resolution, cf. section 9-4 of the Public Limited Companies Act:

«The General Meeting of Orkla ASA hereby authorises the Board of Directors to permit the company to acquire shares in Orkla ASA with a nominal value of up to NOK 90,625,000 divided between a maximum of 14,500,000 shares. The amount that may be paid per share shall be no less than NOK 20 and no more than NOK 500. The Board of Directors shall have a free hand with respect to methods of acquisition and disposal of the company's own shares. This authorisation replaces the authorisation granted by the General Meeting on 29 April 2004, and shall apply from 15 April 2005 until the date of the Annual General Meeting in 2006.»

5. **Authorisation for the Board of Directors to increase share capital through new share subscription**

At the Annual General Meeting on 3 May 2003, a renewed authorisation was granted to the Board of Directors to increase the share capital by a maximum of NOK 90,000,000 through new share subscription. The authorisation applies until the Annual General Meeting in 2005.

The Board of Directors proposes that the authorisation be renewed.

Such authorisation has regularly been granted at previous General Meetings. The reason for this proposal is, as before, that the authorisation will facilitate the process if it should be appropriate to further develop the Group's core businesses by acquiring companies in return for remuneration in the form of new share subscription or otherwise increase share capital through private placements.

The Board of Directors proposes the following resolution, cf. sections 10-14 to 10-19 of the Public Limited Companies Act:

«The Board of Directors is authorised to increase share capital through new share subscription with an aggregate nominal value of up to NOK 90,000,000, divided between a maximum of 14,400,000 shares, each with a nominal value of NOK 6.25. This authorisation may apply for for one or more share issues.

The Board of Directors may decide to deviate from the pre-emptive right of shareholders to subscribe for shares pursuant to section 10-4 of the Public Limited Companies Act.

The Board of Directors may decide that payment for the shares shall be effected in assets other than cash, or the right to subject the company to special obligations pursuant to section 10-2 of the Public Limited Companies Act. If payment is made in assets other than cash, the Board may decide that such assets shall be transferred to a subsidiary in return for a corresponding settlement between the subsidiary and Orkla ASA.

The authorisation also applies to mergers pursuant to section 13-5 of the Public Limited Companies Act.

The authorisation may also be used in the circumstances referred to in section 5-15 of the Stock Exchange Act.

The authorisation shall apply from 15 April 2005 until the date of the Annual General Meeting in 2006."

6. **Election of members and deputy members to the Corporate Assembly**

The recommendation of 10 March 2005 is attached herewith.

7. **Election of members to the Election Committee of the General Meeting**

The recommendation of 10 March 2005 regarding the new composition of the Election Committee is attached herewith, cf. item 2 of the agenda.

8. **Approval of the Auditor's remuneration**

Pursuant to Article 17 of the Articles of Association, the General Meeting will be opened and chaired by the Chairman of the Corporate Assembly.

Shareholders wishing to attend the General Meeting must, no later than 3.00 p.m. on Monday, 11 April 2005, notify the company accordingly at Shareholder Service, P.O. Box 423 Skøyen, NO-0213 Oslo, or by fax: +47 22 54 44 90. Registration may also be made via the company's homepage www.orkla.com (may not be used for proxies).

The shares will be quoted exclusive of the dividend on 15 April 2005.

Subject to the decision of the General Meeting regarding the share dividend, the dividend will be paid on 3 May 2005 to shareholders of record as of the date of the Annual General Meeting. In order to avoid loss or delay, shareholders must give notice of their acquisition of shares and any change of address as soon as possible, and specify the account into which dividends are to be paid to the bank/stockbroker selected as account manager in respect of the Norwegian Central Securities Depository.

Oslo, 17 March 2005

Harald Arnkværn
Chairman of the Corporate Assembly

Appendix to notice of General Meeting to be held on Thursday 14 April 2005 at 3 p.m.

1. **Re item 6 of the agenda: «Election of members and deputy members to the Corporate Assembly»**

The recommendation of the Election Committee:

«To the General Meeting of Orkla ASA

Election of members and deputy members to the Corporate Assembly

At Orkla's Annual General Meeting in 2004, Idar Kreutzer and Elisabeth Grieg were elected as members of the Election Committee while, in accordance with the company's Articles of Association, Harald Arnkværn as Chairman of the Corporate Assembly is a member of the Election Committee. This Election Committee makes the following recommendation:

At Orkla's Annual General Meeting in spring 2003, the following members of the Corporate Assembly were elected for a term of two years. These members are therefore up for election at the Annual General Meeting in 2005.

Members:	Elected in:
Harald Arnkværn	2001
Elisabeth Grieg	2001
Marianne Lie	2001
Johan H. Andresen jr.	2001
Svein Aaser	2001
Idar Kreutzer	2001
Astrid E. Sørgaard	2003 (2001 deputy)

The Election Committee recommends that the following members be re-elected:

	Number of shares owned personally/company affiliation and company shareholding
Harald Arnkværn (2,658)	Advokatfirma Haavind Vislie AS (5,642)
Elisabeth Grieg (900)	Grieg International AS (7,235)
Marianne Lie (0)	Norges Rederiforbund (0)
Johan H. Andresen jr. (0)	Ferd AS (930,000)
Svein Aaser (2,285)	DnB NOR ASA (4,358,925)
Idar Kreutzer (0)	Storebrand ASA (11,025,949)

Astrid E. Sørgaard will not stand for re-election.

The Election Committee proposes Arthur Sletteberg (0), who is Finance Director of Oslo Pensjonsforsikring (4,011,550), as a new member of the Corporate Assembly.

Pursuant to Article 8, fourth paragraph, of the Articles of Association, it is proposed that the term of office be set at two years.

At Orkla's Annual General Meeting in spring 2003, the deputy members of the Corporate Assembly were elected for a term of two years. In 2004, Maalfrid Brath was elected for a term of one year. These members are therefore up for election:

Deputy members:	Elected in:
Terje Venold	2001
Atle Eide	2001
Anne Birgitte Fossum	2003
Scilla Treschow Hokholt	2003
Christine Rødsæther	2003
Maalfrid Brath	2004

The Election Committee recommends that the following deputy members be re-elected:

Number of shares owned personally/company affiliation and company shareholding	
Terje Venold (0)	Veidekke ASA (0)
Anne Birgitte Fossum (1,300)	Foinco AS (0)
Scilla Treschow Hokholt (14,393)	
Christine Rødsæther (0)	Advokatfirma Vogt & Wiig AS (0)

Atle Eide and Maalfrid Brath will not stand for re-election. The Election Committee recommends that the following persons be elected as new deputy members:

Westye Høegh (87,724)	Advokat og styreformann Leif Høegh Ltd (0)
Ida Espolin Johnson (0)	KLP (1,143,266)

Pursuant to Article 8, fourth paragraph, of the Articles of Association, it is proposed that the term of office for the deputy members be set at two years.

The Election Committee's recommendation and the grounds for its recommendation will be explained at the Annual General Meeting.

Oslo, 10 March 2005

Idar Kreutzer	Harald Arnkværn	Elisabeth Grieg»

2. **Re item 7 of the agenda: «Election of members to the Election Committee of the General Meeting»**

The recommendation of the Election Committee:

«To the General Meeting of Orkla ASA

Election of members to the Election Committee of the General Meeting

If the General Meeting in spring 2005 adopts the proposed amendments to Article 18 of the Articles of Association, the Election Committee recommends that the current Election Committee, which is to serve until 2006, be supplemented by Rune Selmar, Managing Director of the National Insurance Scheme Fund, and Leiv Askvig, CEO of Sundt AS/proposed by Mutual Series Fund, Inc./Franklin Mutual Advisers.

Following adoption of the amendments to Article 18 of the Articles of Association, it is proposed that the term of office be set at one year.

Oslo, 10 March 2005

Idar Kreutzer	Harald Arnkværn	Elisabeth Grieg»



Notice to the Oslo Stock Exchange

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +4722544411

Date: 17 March 2005

ORK – Annual Report 2004

Enclosed you will find pdf of Orkla's Annual Report for 2004.

The Annual Report, including an html-version, is also available on www.orkla.com.

Printed versions (hardbacks) of the Annual Report will be sent by post to shareholders, investors, analysts, journalists and others who follow the company during week 12 (starting Monday 21 March).



ORKLA'S VISION IS LONG-TERM VALUE CREATION

DAG J. OPEDAL
Acting Group President and CEO



Orkla's roots go back 350 years to the copper mines at Løkken in central Norway. Mining was Orkla's main activity until the mid-1980s.

In the past two decades, Orkla has grown as a result of many acquisitions and mergers, as well as organic growth, to become:
- a leading Nordic and North European player in the field of branded consumer goods
- a global niche manufacturer of selected products in the field of wood-based chemicals
- a major investor in the Nordic stock market.

Orkla is therefore a mixture of tradition and youth. The Group's development has been oriented towards exploiting opportunities within the confines of the three core areas of expertise listed above. Our ambition to further develop a sound, strong corporate culture has been a cornerstone of these efforts. Orkla's development has been based on a philosophy that requires a long-term, patient approach.

We will continue to build on the strengths of this philosophy. However, the entire Orkla Group must be willing to ask difficult questions so that Orkla does not stagnate. To achieve growth and innovation we must sometimes challenge established compromises and accepted truths. Orkla's core values remain firm, even if our business strategies are renewed and revitalised in step with market demand.

There has been a considerable amount of dynamism in the Group's portfolio in the past year. The divestment of Orkla's stake in Carlsberg Breweries in 2004 followed by the takeover of the Nordic snacks company Chips Abp and the Russian biscuit and confectionery manufacturer SladCo, and the acquisition of a majority of the shares in Elkem in 2005 are examples of this. The Elkem/Sapa transactions will lay the foundations for an expanded business area in the Orkla Group, based on highly specialised products, that will also incorporate Borregaard.

Our ambition is to ensure that Orkla continues to achieve profitable growth in the years ahead. Orkla will have the necessary management and financial resources to further improve both the Branded Consumer Goods and the Speciality Materials businesses.

Intense efforts are being made in all parts of the Group to strengthen the competitiveness of our companies. Orkla wishes to participate in the structural development that is taking place in the sectors in which we operate. However, it is essential to improve our operations on an ongoing basis so that we can also achieve organic top-line growth and strengthen our cost and capital productivity.

There is strong competition and pressure on prices in most of our markets. We must create the growth drivers ourselves. In future, Orkla companies must continue to exploit the entire range of opportunities in order to succeed. When value is to be created, there are no alternatives to continuous improvement and structural development.

The importance of having a strong organisation in the years ahead cannot be over-estimated. Good organisations create unique brands, products and solutions that distinguish them from their competitors. Developing organisational and human capital is a long-term and crucial management task. In this area there are no easy solutions. Orkla has a dual model consisting of systematic on-the-job training coupled with various corporate human resource development programmes in the fields of:
- Corporate culture (Goals and Values)
- Leadership development
- Technical expertise (the Orkla Brand School, the Orkla School of Sales Management, the Orkla School of Manufacturing Excellence, the Orkla Purchasing School and the Orkla B2B School).

We value management by objectives, in close interaction with our employees and trade union representatives. It is the actual "content" of the organisation that is decisive: leadership, competence, focus, cooperation, motivation, the ability to implement decisions, and drive.

Orkla has a good starting point for continuing to create value over time, for the benefit of our shareholders, our employees and society at large.

Dag J. Opedal

Dag J. Opedal
Acting Group President and CEO



ORKLA IN BRIEF

Orkla has a dual structure, consisting of industrial activities and financial investments. Group operating revenues totalled NOK 32.1 billion in 2004. 38 % of these revenues derived from Norway, 38 % from the other Nordic countries and 24 % from the rest of the world. Orkla regards the Nordic region as its domestic market. In the past ten years, the annual return to Orkla shareholders has averaged 21.2 %. As of 31 December 2004, Orkla had 19,575 employees.

THE GROUP EXECUTIVE BOARD



DAG J. OPEDAL (45)
Acting Group President and CEO and Corporate Head of Orkla Foods and Orkla Brands.

Degree in Business Economics (Norwegian School of Economics and Business Administration), MBA (INSEAD, Fontainebleau, France). Company Secretary/Group Controller at Dyno Industrier, 1983–1988. Assistant Director Business Development at Nora Industrier AS, 1989–1991 and Finance Director at Nora AS, 1991–1994. Managing Director/Division Director at Stabburet AS, 1994–1999, and Deputy Managing Director at Orkla Foods AS, 1999–2000. Executive Vice President, Managing Director of Orkla Foods and member of Orkla's Group Executive Board since 2001. Member of the Board of Directors of Jotun AS. Mr Opedal and close associates own 21,213 shares and 160,000 options in Orkla ASA.



ROAR ENGELAND (45)
Executive Vice President and Corporate Head of the Chemicals division.

Norwegian Military Academy, Master's degree in Philosophy (University of Oslo), MBA (INSEAD, Fontainebleau, France). Army officer, 1981–90. McKinsey, 1992–94. Corporate development, Orkla ASA 1994–1996 and Director of Corporate Development at Orkla since 1996. Executive Vice President and member of Orkla's Group Executive Board since 2001. Mr Engeland and close associates own 13,102 shares and 160,000 options in Orkla ASA.



HALVOR STENSTADVOLD (60)
Executive Vice President and Corporate Head of Orkla Media.

Master's degree in Political Science (University of Oslo), Rotary fellowship (Columbia University, New York). Bank director at Kreditkassen, 1979–1988. State secretary, 1981–84. Corporate Head of Orkla's chemicals business, 1988–1991. Managing Director of Orkla's corporate staff since 1991 and Executive Vice President, member of Orkla's Group Executive Board since 1997. Member of the Board of Directors of Storebrand ASA and Statkraft SF and Statkraft AS. Mr Stenstadvold and close associates own 12,600 shares and 55,000 options in Orkla ASA.

2004 IN BRIEF

- ☐ Orkla shareholders received a return of 56.9 % including dividends
- ☐ The sale of Orkla's interest in Carlsberg Breweries generated proceeds of NOK 17.5 billion and a book gain of NOK 12.5 billion
- ☐ The Branded Consumer Goods business achieved broad profit growth with a 14 % rise in operating profit before goodwill amortisation
- ☐ The Chemicals area is extensively restructuring its non-core business
- ☐ Good increase in value of Orkla's investment portfolio. Net asset value increased by NOK 3.1 billion
- ☐ Major industrial expansion initiatives at the end of the year. An agreement has been concluded for the acquisition of the Finnish company Chips Abp and the Russian company SladCo in 2005
- ☐ In January 2005 Orkla increased its interest in Elkem to 50.03 % and made an offer for all remaining shares

KEY FIGURES[1]	2004	2003	2002	2001	2000
☐ Operating revenues (NOK million)	**32,056**	45,368	42,979	44,799	34,083
☐ Operating profit before goodwill amortisation (NOK million)	**2,727**	3,827	3,663	3,686	3,050
☐ Operating margin before goodwill amortisation (%)	**8.5**	8.4	8.5	8.2	8.9
☐ Ordinary profit before taxes (NOK million)	**2,987**	2,867	2,407	3,253	5,171
☐ Earnings per share, diluted (NOK)	**71.6**	9.2	7.7	10.7	17.0
☐ Earnings per share, diluted (adjusted)[2] (NOK)	**15.4**	16.2	10.6	12.8	19.3
☐ Return on capital employed, Industry division[2] (%)	**14.0**	12.4	12.7	12.6	12.4
☐ Return on investments, Financial Investments division (market to market) (%)	**21.6**	29.8	(14.8)	(15.3)	(1.5)
☐ Equity ratio (%)	**63.0**	35.9[3]	35.2	34.7	35.6

[1] Orkla Beverages included line by line in the period 2000–2003.
[2] Before goodwill amortisation, other revenues and expenses and the gain on the sale of Orkla's interest in Carlsberg Breweries.
[3] Before additional dividend.

ORKLA'S PRIMARY GOAL

Orkla's primary goal is long-term value creation.

Orkla's goal is to outperform and create more value than our competitors and others with whom we choose to compare ourselves. We will achieve this by sharpening our business focus and strengthening our customer and consumer orientation.

ORKLA'S KEY VALUES

A prerequisite for long-term value creation is a strong, sound corporate culture. At Orkla this culture is built through individual and common focus on the Group's key values:

- ☐ A commitment to profitable growth
- ☐ Respect for unity and diversity
- ☐ A long-term approach and the ability to take action
- ☐ The ability to adapt and thoroughness

GROUP EXECUTIVE BOARD

Dag J. Opedal, Acting Group President and CEO, Roar Engeland, Executive Vice President, Halvor Stenstadvold, Executive Vice President

BRANDED CONSUMER GOODS

ORKLA FOODS
Dag J. Opedal, Managing Director

ORKLA BRANDS
Torkild Nordberg, Managing Director

ORKLA MEDIA
Jan Lindh, Managing Director

CHEMICALS

BORREGAARD
Per A. Sørlie, Managing Director

FINANCIAL INVESTMENTS

INVESTMENTS DIVISION
Anders Berggren, Senior Vice President Financial Investments

FOREIGN INVESTMENTS
Ola Uhre, Portfolio Manager

ORKLA FINANS
Audun Bø, Managing Director

STAFF

Halvor Stenstadvold, Executive Vice President

Terje Andersen, Senior Vice President and Chief Financial Officer

Ole Kristian Lunde, Senior Vice President Corporate Communications

Fridthjof Røer, Chief Internal Auditor

Karl Otto Tveter, Senior Vice President Legal Affairs

Tor Aamot, Senior Vice President Human Resources

Operating revenues by geographical area



■ Norway	38 %
☐ Other Nordic countries	38 %
☐ Eastern Europe	7 %
☐ Other European countries	11 %
☐ Other	6 %

Net sales NOK 31.259 million

Employees by geographical area



■ Norway	39 %
☐ Other Nordic countries	35 %
☐ Eastern Europe	20 %
☐ Other European countries	5 %
☐ Other	1 %

Number of employees 19.575

Operating revenues by business area

Orkla Foods	40 %
Orkla Brands	15 %
Orkla Media	26 %
Chemicals	19 %

Operating profit before goodwill amortisation by business area

Orkla Foods	43 %
Orkla Brands	35 %
Orkla Media	14 %
Chemicals	13 %
Other	-5 %



REPORT OF THE BOARD OF DIRECTORS

Earnings per share diluted


NOK
75
60
20
15
10
5
17.0
10.7
7.7
9.2
71.6
10.9
'00 '01 '02 '03 '04

Earnings per share before gain on sale of Orkla's interest in Carlsberg Breweries

Return on capital employed Industry division*


%
15
12
9
6
3
12.4
12.6
12.7
12.4
14.0
'00 '01 '02 '03 '04

* 2000–2003 incl. Orkla Beverages which was divested in 2004

MAIN TRENDS IN 2004

Orkla celebrated its 350th anniversary in 2004. Throughout its history, Orkla has been characterised by the interaction between structural changes and continuous focus on operational improvements and human resource development. 2004 was another year of significant structural change and the Branded Consumer Goods business in particular improved its operational performance.

The most important event in 2004 was the sale of Orkla's 40 % stake in Carlsberg Breweries for NOK 17,471 million, which resulted in a book gain of NOK 12,529 million. As a result of this sale, Orkla's financial position became extremely strong, while its industrial activities, measured in terms of operating revenues, were reduced by approximately one third. However, Orkla's industrial breadth offers wide-ranging possibilities, and the Board and management made active efforts to identify attractive opportunities for expansion throughout 2004. Towards the end of the year, these efforts materialised in agreements to take over a majority of the shares in the Finnish snacks company Chips Abp and the Russian company SladCo, which mainly produces and markets chocolate and biscuits. At the beginning of 2005, Orkla acquired a majority of the shares in Elkem and will therefore make a public offer to purchase all the remaining shares in the company. In the Chemicals area, the performance of companies outside the core businesses has been very weak. This has resulted in a decision to restructure operations and wind up many of these companies.

Earnings per share diluted amounted to NOK 71.6. The gain on the sale of Orkla's interest in Carlsberg Breweries accounted for NOK 60.7 of this amount. In 2003, earnings per share were NOK 9.2. Adjusted for goodwill amortisation and other revenues and expenses, earnings per share in 2004 were NOK 15.4. An additional dividend of NOK 25 per share was also paid out in 2004.

In Orkla's Industry division, the Branded Consumer Goods business performed well, with growth in all business areas. All in all, Branded Consumer Goods achieved 14 % growth in operating profit before goodwill amortisation. Although profit growth was primarily driven by internal improvement programmes, successful marketing campaigns and growth on advertising markets for Orkla Media also made a positive contribution. The Chemicals business reported growth in its core business, while growth in the other areas was weak and substantial losses were incurred by Denofa's soya bean operations.

The upswing on the stock markets resulted in a significant rise in the value of the Group's investment portfolio in 2004, which increased by NOK 3.1 billion, equivalent to a return of 21.6 %. NOK 1.3 billion of this is reflected in book profit.

In 2004, the price of the Orkla share rose from NOK 149 to 199. Including the ordinary and the additional dividend, this represented a return for shareholders of 56.9 %.

The Orkla Group has a solid foundation for continuing its strategy of long-term value creation. Its financial position will still be extremely strong, even after the acquisitions that have been announced are completed.

The Board of Directors proposes an ordinary dividend of NOK 4.50 per share, 12.5 % higher than the NOK 4.00 paid out last year.

The Board of Directors will also propose an additional dividend of NOK 5.00 per share.

The financial statements are based on the going concern assumption.

ACQUISITION OF A MAJORITY OF SHARES IN ELKEM

Since the balance sheet date, Orkla has increased its shareholding in Elkem to 50.03 %. Orkla must therefore make a mandatory offer for all the remaining shares in Elkem ASA and in Elkem's Swedish subsidiary, Sapa AB. These offer processes are expected to be completed in the first half of 2005. With a 100 % acceptance rate, this will represent investments of NOK 7.0 billion and NOK 1.6 billion respectively.

Orkla's primary intention and ambition will be to further develop Elkem, with Borregaard, as an industrial interest. The way in which this takes place will depend on the acceptance rate, but in the Board's view all the alternatives will be more attractive than the deadlocked shareholder situation that has existed in Elkem hitherto. If solutions other than further industrial development prove to create more value for Orkla shareholders in the long term, they may be considered.

Elkem will be consolidated in the financial statements as a subsidiary from 1 January 2005.

COMMENTS ON ORKLA'S RESULTS

Orkla's interest in Carlsberg Breweries represented around one third of Orkla's industrial operations. In order to ensure that the comparison with historical results is as relevant as possible, Orkla has chosen to restate the figures for previous years and show the net contribution to profit after tax from Carlsberg Breweries on the line for "Discontinued operations". For 2004, the net gain on the sale is shown on the same line. Similarly, the balance sheet, cash flow statement and notes have been restated, with Carlsberg Breweries presented as a discontinued operation.

Group operating revenues totalled NOK 32.1 billion in 2004, compared with NOK 30.2 billion in 2003. Operating profit before goodwill amortisation was NOK 2.7 billion, NOK 305 million higher than the previous year. Profit from foreign entities is translated into NOK on the basis of the average exchange rates for the year. Due to changes in exchange rates from 2003 to 2004 there have been currency translation effects in the course of the year. When these effects are taken into account, operating revenues and operating profit before goodwill amortisation grew by 4 % and 12 % respectively.

In Norway, a five-week transport workers' strike in the second quarter affected the sale and distribution of grocery products. Although high sales volumes after the strike, when all stocks had to be replenished, compensated for part of the initial loss, the strike is estimated to have reduced profit before goodwill amortisation by a total of approximately NOK 40-50 million for Orkla Foods and Orkla Brands.

In order to meet special Norwegian requirements for 100 % GMO-free soya beans, in connection with its soya operations Denofa had to sign contracts with Brazilian farmers to buy soya beans for one year's raw material consumption at a time. To reduce the price risk and ensure constantly competitive raw material prices for deliveries of soya beans to Norway, raw material contracts and inventories were hedged through the Chicago Board of Trade (CBOT). These hedges proved to be ineffective during the extreme market fluctuations in 2004 and Denofa suffered major losses, having to write down its raw material contracts and soya bean inventories. The weak profitability of other parts of Denofa's business also resulted in a decision to restructure or close down some plants. The soya business will continue under a new company in which Denofa holds a 20 % interest, while the rest of its operations will be wound up. NOK 515 million in losses and restructuring provisions for Denofa were reported under "Other expenses". In addition to this, the Chemicals business has made a provision of NOK 250 million for restructuring the fine chemicals business outside Norway.

Driven by strong growth on the Oslo Stock Exchange, the return on Orkla's investment portfolio was 21.6 %, while realised portfolio gains amounted to NOK 627 million (NOK 259 million in 2003) and dividends received totalled NOK 696 million (NOK 434 million in 2003).

Group operating margin before goodwill amortisation*



10
8
6
4
2
%
8.9
8.2
8.5
8.4
8.5
'00 '01 '02 '03 '04

* 2000-2003 incl. Orkla Beverages which was divested in 2004

Group operating profit before goodwill amortisation*



4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
NOK million
3,050
3,686
3,663
3,827
2,727
'00 '01 '02 '03 '04

* 2000-2003 incl. Orkla Beverages which was divested in 2004

The Group's net interest-bearing liabilities were significantly reduced after the sale of Orkla's interest in Carlsberg Breweries, for which settlement was made in March, and at year-end the Group's net interest-bearing placements totalled NOK 1.1 billion. Net financial expenses were therefore reduced to NOK 178 million, compared with NOK 609 million in 2003.

Calculations are based on a Group tax charge of 23.3 %. Profit after tax but before divestments was NOK 2.3 billion, compared with NOK 1.4 billion in 2003. Taking into account the contribution from discontinued operations, Orkla's earnings per share were NOK 71.6, compared with NOK 9.2 the previous year.



Equity ratio*
70
60
50
40
30
20
10
%
35.6
42.0
34.7
37.8
35.2
35.4
35.9
39.1
63.0
66.8
'00 '01 '02 '03¹ '04

Book value
Incl. unrealised portfolio gains before tax
* 2000–2003 incl. Orkla Beverages which was divested in 2004
¹ Before additional dividend

FINANCIAL SITUATION AND CAPITAL STRUCTURE

Cash flow

There was once again strong focus on capital efficiency in 2004 and the improvement programmes that have been established helped to improve capital efficiency in all business areas. Cash flow from operating activities increased to NOK 3.4 billion in 2004, compared with NOK 2.8 billion in 2003.

In the course of 2004, net buy-backs of Orkla shares totalled NOK 82 million. Acquisitions totalled NOK 751 million, the largest investment being Orkla Foods' takeover of Bakehuset in Norway. Net acquisitions of portfolio shares amounted to NOK 496 million. The sale of real estate properties contributed NOK 424 million.

The proceeds from the sale of shares in Carlsberg Breweries amounted to NOK 17.5 billion. Dividends paid out totalled approximately NOK 6 billion. Total net interest-bearing liabilities were significantly reduced.



Liabilities and equity*
30
25
20
15
10
5
0
NOK billion
18.0
17.3
19.1
19.0
19.5
18.7
18.0
19.7
26.3
-1.1
'00 '01 '02 '03¹ '04

Net interest-bearing liabilities
Equity (incl. minority interests)
* 2000–2003 incl. Orkla Beverages which was divested in 2004
¹ Before additional dividend

Foreign currency

Around 62 % of Orkla's industrial operations are outside Norway. In the course of the year, the US dollar weakened even further against the Norwegian krone, while the other currencies, measured as an average for the year, were on a par with 2003. The Chemicals business is highly exposed to the USD. However, the effect of the weaker USD was partially offset by the fact that, towards the end of 2001, the Group decided to increase its hedging of anticipated cash flows in USD for up to three years. The gain on these hedging contracts varies according to the USD exchange rate and is taken to income in step with the sale of products in USD. Unrealised gains on the remaining hedging contracts amounted to approximately NOK 225 million at year-end. Currency translation effects on the consolidated financial statements for foreign operations were moderate over the year as a whole. The positive impact of currency translation effects on operating revenues and operating profit before goodwill amortisation amounted to NOK 549 million and NOK 14 million respectively.

Capital structure

The Group's balance sheet total was reduced by approximately one third due to the sale of Orkla's interest in Carlsberg Breweries. However, the Group's financial soundness was significantly strengthened by this transaction and the book equity to total assets ratio increased to 63.0 %, while the Group had net interest-bearing placements of NOK 1.1 billion at year-end.

After payment of an additional dividend, the Board of Directors primarily wished to utilise the Group's financial capacity for industrial expansion. Work on this process materialised in important acquisitions towards the end of 2004 and at the beginning of 2005. Regardless of the final outcome of these processes, the Board of Directors considers the Group's financial situation to be strong, and to still provide considerable capacity for expansion.

Pensions

The Group's pension costs are recognised in the financial statements in accordance with Norwegian accounting practices. The changeover of pension schemes for the Norwegian companies from defined benefit schemes to defined contribution schemes has significantly reduced accounting exposure. The non-capitalised pension liability increased by NOK 66 million due to the reduced discount rate and amounted to NOK 384 million at year-end (cf. Note 3 to the Group financial statements). With the changeover to IFRS from 2005, the non-capitalised restated liability as of 1 January 2004 will be charged against Group equity.

The Orkla share

The price of the Orkla share was NOK 149 at the beginning of the year and rose to NOK 199 at year-end. Taking into account the payment of an ordinary dividend of NOK 4.00 and an additional dividend of NOK 25.00 per share, the return was NOK 56.9 %. By comparison, the return on the Oslo Stock Exchange Benchmark Index was 38.4 % and the return on the FTSE World Index was 12.4 %, adjusted for dividends. The number of shareholders declined by 886 to 35,667. The proportion of shares owned by foreign investors fell by 1.4 percentage points to 41.3 %. Further information concerning shares and shareholders may be found on pages 47–49 of this report.

MARKET SITUATION AND OPERATING PARAMETERS

The international economic situation was still relatively weak in 2004, although the US economy improved somewhat and growth is still strong in China. In the Nordic region, the grocery trade was characterised by moderate volume growth and strong competition from both international and local producers in all market segments. The establishment of new foreign low-price chains in all the Nordic countries presents a clear challenge to the established actors. In general, private labels are growing and had a share of around 12 % of the Nordic market. Orkla has a good starting point with its brands holding strong, profitable positions, and will defend and develop these positions by further improving the efficiency of local business systems and by increasing investment in innovation and consumer communication.

For Orkla Media, the advertising markets in Denmark and Norway grew markedly in 2004 and advertising revenues on these markets increased by 8 % and 5 % respectively. In Poland the situation is more mixed and total advertising revenues did not increase. In Denmark and Poland competition further intensified throughout 2004.

The Chemicals business has a large proportion of its cost base in Norwegian kroner, Swiss francs and euros, while its revenues are largely dependent on the US dollar. The business was therefore affected by the weaker USD, although, as mentioned above, currency hedging contracts helped to limit the impact. Growing demand from China and elsewhere resulted in higher sales and improved prices for certain cellulose products.

COMMENTS ON INDIVIDUAL BUSINESS AREAS

Orkla Foods

Operating revenues amounted to NOK 12,711 million and underlying[1] revenues were on a par with 2003. Profit growth continued in 2004 and operating profit before goodwill amortisation was NOK 1,178 million, up NOK 148 million or 14 %. This growth was largely due to systematic efforts to improve competitiveness and operational efficiency. The operating margin increased from 8.6 % in 2003 to 9.3 % in 2004.

Orkla Foods launched a number of new products on the Nordic retail market in 2004. The greatest successes included Pizza Grandiosa (two new varieties) in Norway, Kalles randiga (cod roe/cheese spread) in Sweden and Finland, and Fun Light Ice tea in Sweden, Finland and Norway.

To improve operational efficiency, an extensive cost reduction programme was initiated in 2003. By the end of 2004 the cost base had been reduced by more than NOK 500 million compared with the 2002 level. In both 2003 and 2004 the improvement measures had positive accounting effects of over NOK 200 million. During the same period, the workforce was reduced by just under 1,200 man-years, or 15 %.

A new Food Safety Standard was implemented in 2004 that applies to all units in Orkla Foods and Orkla Brands. To ensure that the standard is conformed to, annual audits will be carried out at all plants.

Orkla Foods' acquisitions in 2004 included the Norwegian bakery group Bakehuset Norge and the Latvian food manufacturer SIA Spilva.

Orkla Brands

Orkla Brands' operating revenues totalled NOK 4,787 million in 2004, equivalent to an underlying[1] decline of 1 %. The reduction in contract production for Unilever was as expected and led to a decline in export sales for Lilleborg Home and Personal Care. When this is taken into account, underlying growth was 1 %. Systematic efforts are being made to increase innovation, which is regarded as being the main means of strengthening competitiveness and generating profit growth. The biggest launch in 2004 was Café Brownies. Other important launches included Solidox Syreblokk (acid block) toothpaste from Lilleborg Home and Personal Care, Laban Mørk (dark jelly babies) from Confectionery and Ballerina Appelsin (orange) from Biscuits. Extra Drops (agency contract with Wrigley) also contributed positively to Confectionery's results.

Orkla Brands' operating profit before goodwill amortisation was NOK 953 million, equivalent to an operating margin of 19.9 %, compared with 19.6 % in 2003. Profit growth in 2004 was broad-based and all business areas except Biscuits improved their results. Orkla Brands continued its efforts to rationalise and optimise the value chain. This resulted in cost savings that largely explain the profit growth that was achieved. Fixed costs as a percentage of operating revenues were reduced by 0.5 percentage points in 2004.

On 8 November 2004, Orkla offered to buy all the shares in the Finnish company Chips Abp. The offer period is expected to end in the first quarter of 2005. Orkla plans to report on this company under Orkla Brands.

Orkla Media

Operating revenues for Orkla Media amounted to NOK 8,210 million in 2004, equivalent to 5 % underlying[1] growth compared with 2003. In addition to a rise in advertising revenues, the newspaper businesses in Norway and Denmark reported a significant rise in revenues from the production, printing and distribution of customer newspapers and advertising supplements.

The good profit growth achieved by Orkla Media was partly ascribable to the growth of advertising markets in Denmark and Norway and cost reductions in Denmark. Operating profit before goodwill


Cash flow Industry division*
7
6
5
4
3
2
1
NOK billion
4.3
1.7
5.8
2.4
6.1
2.3
6.4
2.3
4.3
1.1
'00 '01 '02 '03 '04
Cash flow from operating activities before net replacement expenditures
Replacement expenditures and enviromental investments
* 2000–2003 incl. Orkla Beverages which was divested in 2004


Sales outside Norway*
80
70
60
50
40
30
20
10
%
61
73
71
72
62
'00 '01 '02 '03 '04
* 2000–2003 incl. Orkla Beverages which was divested in 2004

[1] Excluding acquisitions and divestments and currency translation effects.

amortisation was NOK 386 million, compared with NOK 242 million in 2003. Berlingske in Denmark made the greatest progress, achieving positive profit before goodwill amortisation after two very difficult years.

The competitive situation in Denmark and Poland is challenging. Berlingske has therefore expanded the distribution of the free sheet Urban to give it nationwide coverage. This is having a negative impact on operating profit in the short term. In Poland, the German Springer Group has launched a national tabloid newspaper, supported by an extensive marketing campaign. The intensified competitive situation led to a continued increase in the resources invested in marketing and product development.


Value growth in grocery retailing, Sweden
2.5
2.0
1.5
1.0
0.5
1.9
2.3
2.5
2.3
0.9
%-growth from previous year
'00 '01 '02 '03 '04
Source: Statistics Sweden

Chemicals

Borregaard has had a demanding year and implemented a comprehensive restructuring programme for units outside its core business area. In 2004 a provision of NOK 815 million was made under "Other revenues and expenses" for the winding up and restructuring of these units. Consequently, at the beginning of 2005 Borregaard's operations are more focused and more clearly defined than before. Borregaard's operating revenues amounted to NOK 6,217 million in 2004, equivalent to 1 % underlying[1] growth. Operating profit before goodwill amortisation was NOK 356 million, compared with NOK 344 million in 2003. The core businesses were strengthened in the course of 2004 and achieved profit growth. The cellulose business has further specialised its product portfolio. The lignin business has increased its capacity following the expansion of the factory in South Africa and the acquisition of the Austrian company Biotech. The latter acquisition also gave Borregaard a broader presence in Eastern Europe. These moves have strengthened Borregaard's position as the world's leading supplier of lignin-based products.


Value growth in grocery retailing[1], Norway
6.0
5.0
4.0
3.0
2.0
1.0
3.0
4.3
5.8
4.3
2.8
%-growth from previous year
'00 '01 '02 '03 '04
Source: Statistics Norway
[1] Retail sale in non-specialised stores

Denofa's markets and operating parameters have become extremely difficult in recent years. As well as large non-recurring losses for the company's soya business, the oil and fat business has been running at a substantial loss, despite the improvement programmes that have been implemented. In the light of this, the fat refinery in Fredrikstad was closed down in January 2005 and a new operating concept has been established for the extraction plant with external majority shareholders. The profitability of Borregaard Synthesis' factories outside Norway has also been weak in recent years. Restructuring of the operations in Italy, the USA and China will continue throughout most of 2005. A decision has already been made to close the fine chemicals factory in Madone (Italy). Borregaard Vafos, Borregaard Hellefoss and the Group's 50 % stake in Orkla Exolon were sold in 2004.

The macro-economic situation again had a negative impact on Borregaard's results in 2004. In addition to weak markets for some of the company's products, the significant decline in the value of the US dollar reduced profitability. Although the value of the Norwegian krone declined slightly against most currencies, the weaker USD clearly had the strongest impact on Borregaard. The low exchange rate for the dollar that prevailed towards the end of 2004 cannot be fully compensated for by currency hedging contracts and improvement programmes.

Financial Investments

The stock markets continued to rise in 2004. Once again the upswing on the Oslo Stock Exchange was greater than on the leading foreign markets in 2004. The US stock market, represented by the dividend-adjusted S&P 500, was up 11.3 %. In the Nordic region, the Swedish market rose 20.8 % (the SBX Index) and the Danish market rose 23.2 % (the KBXGI Index). The rise in Finland, represented by the HEX Index, was a more modest 3.3 %.

The Financial Investments division achieved pre-tax profit of NOK 1,530 million in 2004, compared with NOK 1,280 million in 2003. Realised portfolio gains totalled NOK 627 million. Furthermore, the sale of real estate properties at Skøyen in Oslo generated a gain of NOK 188 million. This gain has been reported under "Other revenues". Dividends received amounted to NOK 696 million. All in all, book profit from the investment portfolio amounted to almost NOK 1.3 billion, while the net asset value was NOK 3.1 billion. The return on the portfolio was 21.6 %. The Oslo Stock Exchange Benchmark Index (OSEBX) rose 38.4 % and the dividend-adjusted FTSE World Index was up 12.4 %. At year-end, the market value of the portfolio was NOK 17.6 billion and unrealised gains amounted to NOK 4.8 billion, equivalent to 27 % of the portfolio's market value.

PERSONNEL AND ORGANISATION

At year-end the Orkla Group had 19,575 employees (19,276 in 2003), of whom 7,610 were in Norway (7,434 in 2003), 6,875 in the rest of the Nordic region (7,282 in 2003) and 5,090 in countries outside the Nordic region (4,560 in 2003).

Cooperation between management and the employees' organisations through the established cooperative and representational systems is good and makes a valuable contribution towards addressing the challenges faced by the Group and individual companies in a constructive manner.

Two of the seven shareholder-elected members

[1] Excluding acquisitions and divestments and currency translation effects.

of Orkla's Board of Directors are women. There are no women among the three employee-elected members. In the Corporate Assembly there are five women out of a total of 14 shareholder-elected members, while one of the seven employee-elected members is a woman.

On the Group Management Team there are 20 persons, one of whom is a woman (none in 2003), while there are two women among the 45 members of the business areas' management teams (one in 2003). At segment level there are 14 % women on the management teams (9 % in 2003).

The Board of Directors takes the view that the number of women in senior management at Orkla is still too low. The Board of Directors will therefore closely monitor the measures that have been implemented to remedy the situation.

At a meeting of the Corporate Assembly on 24 May 2004, Johan Fredrik Odfjell, Anne Birgitte Lundholt, Kjell Almskog and Peter Ruzicka were re-elected to Orkla's Board of Directors for two years. Stein Erik Hagen was elected as a new member of the Board for one year. Christen Sveaas resigned from the Board. Johan Fredrik Odfjell was re-elected as Chairman of the Board for a period of two years. As a result of the sale of Orkla's interest in Carlsberg Breweries, the two employee-elected members of the Board, Stein Stugu and Arvid Strand, resigned from the Board and were replaced by Aage Andersen and Kjetil Haanes. Gunn Liabø and Diana Lorentzen were elected as the new employee-elected observers on the Board. They succeeded Kjell Kjønigsen and Johnny Nielsen. All of them were elected for a period of two years.

Information concerning remuneration for the Corporate Assembly, the Board of Directors, the President and Group CEO, the Group Executive Board and the auditor may be found in Note 4 to the accounts for Orkla ASA.

COMPETENCE

There continued to be strong focus on developing and exploiting Orkla's competence in 2004. The application of Orkla's standardised improvement tools in the most important parts of the value chain are now making a marked contribution to profit growth in many companies. The Group's leadership and management programmes were also further developed in 2004, at both senior and middle-management levels.

HEALTH, SAFETY AND ENVIRONMENT (HSE)

Orkla is engaged in systematic environmental efforts that are characterised by a coherent, long-term approach and a desire to contribute to sustainable development. Orkla's environmental policy, which was revised in 2004, summarises the Group's attitude to environmental activities. The details of environmental programmes are formulated by the individual business areas.

A good, safe working environment is a basic prerequisite for sustainable value creation. There is therefore focus on preventive HSE activities. Orkla's "zero injury approach" entails preventing all accidents and ensuring that no work-related injuries, illnesses or accidents are ignored.

No serious personal injuries or major damage to buildings or production equipment were reported in 2004.

The injury rate (H value) dropped from 11.9 personal injuries per million working hours in 2003 to 9.9 in 2004. The number of occupational injuries is higher at Orkla Foods than the average for Orkla as a whole, but the trend was positive in 2004. Further measures have been implemented to reduce the injury rate.

Sickness absence in Orkla's Norwegian companies was 7.4 % in 2004, a slight increase in comparison with previous figures. Efforts to reduce sickness absence, including the agreement on "an inclusive working life" in cooperation with the National Insurance Office, continue.

Continuous improvement is the guiding principle of Orkla's HSE activities. Orkla therefore strives to limit the negative environmental consequences that may occur throughout the value chain and is sensitive to the views and demands of customers, consumers and employees. All the environmental requirements laid down by the authorities and the local community must be conformed to. Orkla imposes strict requirements on its suppliers with respect to product safety and environmental standards.

There were no incidents that resulted in serious damage to the external environment in 2004. Drills are held regularly to train staff to deal with various types of emergency situations.

Orkla strongly emphasises the importance of building trust and confidence. The Group's products must therefore be based on safe raw materials and be manufactured using methods that are acceptable to customers and consumers. The Group has adopted a wait-and-see policy on the use of modern gene technology in the manufacture of food products.

No single activity at Orkla generates greater environmental improvements than long-term efforts to improve productivity. Efficient utilisation of energy and raw materials and steadily improving control of processes result in fewer emissions

Trends in H-values[1] at Orkla[2]



12
10
8
6
4
2
9.3
9.5
9.4
11.9
9.9
'00 '01 '02 '03 '04

[1] Number of injuries per million working hours
[2] H-values for 2000-2002 apply only to operations in Norway, while values for 2003–2004 apply to the entire Group

and improved overall utilisation of resources. All Orkla's production plants work systematically on saving and investment projects to reduce energy and water consumption and increase the use of renewable fuel. For financial reasons, Orkla has chosen to use several different energy systems, which means that there are annual variations in emissions of greenhouse gases.

The distribution of consumer products, such as food and detergents, has a significant impact on the environment. Orkla is therefore focusing on adapting and reducing the weight of all packaging and rationalising transport. High priority is also given to using materials that can be re-used or recycled in an appropriate manner. Orkla companies are active members of several organisations in the Nordic region that have been established to collect and recycle packaging.

More detailed information about Orkla's environmental efforts and the current status in the various business areas may be found on the Internet (www.orkla.com/environment).

OTHER MATTERS

On 24 January 2005, Finn Jebsen resigned from his post as Group President and CEO of Orkla. Dag J. Opedal was appointed Acting Group President and CEO. The Board of Directors has initiated a process to find Finn Jebsen's successor. Finn Jebsen has been a strong driving force in the development of Orkla in the past 25 years, in the last four of which he was Group President and CEO. The Board of Directors wishes to thank Finn Jebsen for his considerable efforts on behalf of the company through 25 years.

CORPORATE GOVERNANCE

Orkla's governance systems are based on principles that are largely in accordance with current international views on good corporate governance. Towards the end of 2004 a Norwegian Code of Conduct on Corporate Governance was published which Orkla, on a general basis, will support and to the greatest possible extent seek to take into account in its reporting and communication with the market in future.

In 2004, the Board of Directors established an Audit Committee as an element of the organisation of the work of the Board.

A more detailed description of matters relating to corporate governance may be found on pages 77–79.

THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In the same way as other listed companies, Orkla will implement the IFRS effective from the first quarter of 2005. The financial statements for 2004 have been prepared in accordance with Norwegian principles and in line with the accounting principles previously applied by Orkla.

The explanation of accounting principles on pages 15–18 describes important matters relating to accounting treatment pursuant to the IFRS.

In general, the transition to the IFRS is not considered to pose major challenges for Orkla, and the accounting effects on earnings per share and equity are not expected to be significant.

Prior to publication of the results for the first quarter of 2005, Orkla will publish restated figures for 2004, based on the IFRS. These figures will be presented by quarter.

ALLOCATION OF PROFIT FOR THE YEAR

In 2004, Orkla ASA's profit for the year totalled NOK 1,644 million. The Board of Directors proposes the following allocations (NOK million):

Allocated to ordinary dividend	931
Allocated to additional dividend	1,029
Transferred from free reserve	(316)
Total	1,644

Free equity amounted to NOK 7.1 billion at year-end.

The proposed ordinary dividend of NOK 4.50 per share is 12.5 % higher than the dividend for 2003 and is equivalent to a payout ratio of 41.3 % (dividend as a percentage of earnings per share excluding the effect of the gain on the sale of the interest in Carlsberg Breweries (NOK 60.7 per share)).

As mentioned above, the Board of Directors proposes an additional dividend of NOK 5.00 per share.

OUTLOOK FOR 2005

In general the international economic prospects still appear to be uncertain. The picture is mixed, with positive prospects for Norway and, to a certain extent, the Nordic region, and weaker prospects for the rest of Europe. The US economy is showing signs of growth at the beginning of 2005, but the situation is fraught with a considerable amount of uncertainty due to major imbalances. Continued growth is expected in Russia and Eastern Europe.

The strong growth of the Norwegian economy entails the risk of a stronger NOK. This would have a negative impact for businesses with production plants in Norway and would affect both the Branded Consumer Goods and the Chemicals businesses.

Trends in sickness absence in Norway*



8
7
6
5
4
3
2
1
%
7.2
6.9
7.5
7.1
7.4
'00 '01 '02 '03 '04

* 2000–2003 incl. Orkla Beverages which was divested in 2004

For the Media business, advertising markets are growing at the beginning of 2005 but the longer-term prospects are uncertain. For the rest of the Branded Consumer Goods area, the greatest uncertainty attaches to the effects of new low-price chains in the Nordic region and retailers' increasing focus on private labels and prices. Restructuring programmes are again expected to make a positive contribution in 2005.

In the Chemicals area, restructuring programmes for Denofa and the fine chemicals business outside Norway will gradually reduce costs in the course of 2005. From 2006 these programmes alone will lead to a profit improvement of around NOK 100 million compared with the current level. The Chemicals business is financially exposed to the USD and a weaker USD will have a negative impact on profit.

The financial markets continued to rise in 2004 and the Oslo Stock Exchange experienced especially strong growth. Future trends are more uncertain and highly sensitive to changes in the economic situation.

Oslo, 8 February 2005
The Board of Directors of Orkla ASA


Johan Fr. Odfjell
Chairman


Kjell E. Almskog


Aage Andersen


Jonny Bengtsson


Stein Erik Hagen


Kjetil Haanes


Svein S. Jacobsen


Anne Birgitte Lundholt


Åse Aulie Michelet


Peter Ruzicka


Dag J. Opedal
Acting Group President
and CEO

INCOME STATEMENT

The income statement shows total revenues for the Group and the expenses involved in maintaining sales at this levels. It has been structured so as to distinguish more clearly between the financial period's ordinary, underlying operations and items arising from acquisitions/items substantially relating to other periods. The income statement distinguishes between operating profit before goodwill amortisation and other revenues and expenses, on the one hand, and operating profit after amortisation of acquired goodwill and revenues and expenses relating to other periods, on the other. Profit before taxes also includes financing of operations and investment income. Investment income includes portfolio gains, dividends received and profits from investments in associates. Where the Group has a significant influence, e.g. in Jotun (42.5 % ownership), the Group includes its share of accounting profit. Discontinued operation (Orkla Beverages) are presented net on a separate line. Taxes have also been deducted from profit for the year. Minority interests represent that part of the profit/ loss for the year that must be assigned to external interests in the Group's subsidiaries.

Amounts in NOK million	Note	2004	2003	2002
Revenues	1	**31,259**	29,604	27,972
Other operating revenues		**797**	556	491
Operating revenues	15	**32,056**	30,160	28,463
Cost of materials		**(12,297)**	(11,445)	(10,824)
Payroll expenses	3	**(7,689)**	(7,321)	(6,908)
Other operating expenses	4	**(8,143)**	(7,729)	(7,253)
Ordinary depreciations and write-downs of tangible assets	20	**(1,200)**	(1,243)	(1,179)
Operating profit before goodwill amortisation and other revenues and expenses	15	**2,727**	2,422	2,299
Ordinary goodwill amortisation and write-downs	20	**(391)**	(391)	(388)
Other revenues and expenses	23	**(655)**	(790)	(134)
Operating profit		**1,681**	1,241	1,777
Profit from associates	18	**159**	658	254
Dividends		**698**	437	365
Gains and losses/write-downs portfolio investments	9	**627**	259	(95)
Financial items, net	5	**(178)**	(609)	(751)
Ordinary profit before taxes		**2,987**	1,986	1,550
Taxes	13	**(697)**	(624)	(374)
Ordinary profit after taxes		**2,290**	1,362	1,176
Gains/discontinued operations	24	**12,529**	574	463
Profit for the year		**14,819**	1,936	1,639
Of this minority interests	16	**48**	35	28
Earnings per share (NOK)		**71.7**	9.2	7.7
Earnings per share diluted (NOK)	See pages 47–49	**71.6**	9.2	7.7
Earnings per share diluted, adjusted[1] (NOK)	See pages 47–49	**15.4**	16.2	10.6

[1] Before goodwill amortisation, other revenues and expenses and the gain on the sale of Orkla's interest in Carlsberg Breweries.

BALANCE SHEET

The balance sheet shows the Group's total assets, broken down into long-term and short-term assets, and how these are financed. Long-term assets are assets intended for permanent ownership or use. Other assets are short-term assets. Long-term assets may be tangible assets such as machinery and plants, property and buildings, but also include intangible assets, investments in associates and other financial long-term assets. Intangible assets largely correspond to the excess value paid by the Group for other enterprises (goodwill). Goodwill is different from other long-term assets in that, unlike tangible assets, its depreciation does not indicate a corresponding need for reinvestment. The discontinued operation (Orkla Beverages) is net presented on a separate line. Short-term assets include inventories and trade receivables, items that have a one-year cycle, the share portfolio (book value), cash and cash equivalents. The Group's equity consists of shareholders' funds, divided between paid-in and earned equity, and minority interests representing that part of equity which must be assigned to external interests in the Group's subsidiaries. Provisions represent pensions, deferred tax and other provisions mainly related to restructuring projects. Interest-bearing liabilities consist of the Group's total borrowings and represent loans from several different credit institutions and with different maturity. Short-term liabilities fall due within a year. Other short-term liabilities are interest-free borrowings, and mainly consist of trade creditors, tax withholdings, and accrued unpaid public taxes/charges.

Amounts in NOK million	Note	2004	2003	2002
Intangible assets	20	**3,647**	3,728	3,953
Tangible assets	20	**9,086**	9,662	9,431
Investments in associates	18	**1,716**	1,547	1,823
Other financial long-term assets	2	**4,919**	629	616
Discontinued operations	24	**0**	4,949	4,368
Long-term assets		**19,368**	20,515	20,191
Inventories	7	**2,869**	2,996	2,977
Receivables	8	**4,449**	4,770	4,719
Portfolio investments etc.	9	**12,837**	11,867	11,998
Cash and cash equivalents	6, 15	**2,232**	1,276	1,401
Short-term assets		**22,387**	20,909	21,095
Total assets	15	**41,755**	41,424	41,286
Paid-in equity	14	**2,007**	2,010	2,023
Earned equity	14	**24,068**	11,569	15,777
Minority interests	16	**229**	247	225
Equity		**26,304**	13,826	18,025
Provisions	12	**1,657**	1,516	1,209
Long-term interest-bearing liabilities	10, 11	**5,372**	13,038	13,768
Long-term liabilities and provisions		**7,029**	14,554	14,977
Short-term interest-bearing liabilities	10, 11	**199**	1,261	2,167
Other short-term liabilities	8	**8,223**	11,783	6,117
Short-term liabilities		**8,422**	13,044	8,284
Equity and liabilities		**41,755**	41,424	41,286

Oslo, 8 February 2005

The Board of Directors of Orkla ASA


Johan Fr. Odfjell
Chairman


Kjell E. Almskog


Aage Andersen


Jonny Bengtsson


Stein Erik Hagen


Kjetil Haanes


Svein S. Jacobsen


Anne Birgitte Lundholt


Åse Aulie Michelet


Peter Ruzicka


Dag J. Opedal
Acting Group President
and CEO

CASH FLOW STATEMENT

Orkla's cash flow statement is meant to explain how the Group's net interest-bearing liabilities (interest-bearing liabilities net cash and other interest-bearing assets) have changed from one accounting period to the next. The first part shows the cash flow from the Industry division. Cash flow from operating activities before net replacement expenditures shows how the operating profit for the period manifests itself in cash flow terms after allowing for depreciation (no cash effect) and making corrections for changes in tied-up receivables, inventories and working capital facilities. Any gains/losses included in the operating profit are relocated to sales of tangible assets. Cash flow from operating activities shows the cash flow remaining after necessary replacement and environmental investments have been carried out and outmoded assets have been sold at scrap value. Cash flow from the Industry division shows total cash flow from the division after net deductions of borrowings. Cash flow from Financial Investments shows equivalent figures, before net purchase/sale of portfolio investments. The Group's cash flow before capital transactions after taxes have been paid shows the Group's self-generated cash flow. Cash flow before expansion shows similiar figures after dividends and share buy-backs are paid for. Expansion investments are capacity-increasing investments directly in Group activities. Sold companies represent the sales value of companies sold. Acquired companies represent expansion into new activities. Net purchase/sale of portfolio shares and properties represents net tied-up capital in financial investments over and above any realised gains. Net cash flow constitutes the Group's net borrowing requirements or the potential for repaying liabilities after correcting for book exchange-rate effects on foreign borrowings. For further information about joint ventures, see note 15 to the Group accounts.

Amounts in NOK million	Note	2004	2003	2002
Industry division:				
Operating profit		**1,456**	1,233	1,737
Depreciation and write-downs		**1,755**	2,348	1,732
Changes in net working capital		**1,104**	225	(217)
Cash flow from operating activities before net replacement expenditures	See pages 37–39	**4,315**	3,806	3,252
Sale of tangible assets		**192**	199	165
Replacement expenditures and environmental investments	20, see pages 37–39	**(1,077)**	(1,194)	(1,400)
Cash flow from operating activities		**3,430**	2,811	2,017
Financial items, net		**(326)**	(706)	(706)
Cash flow from Industry division		**3,104**	2,105	1,311
Cash flow from Financial Investments division		**860**	141	715
Taxes paid		**(587)**	(640)	(584)
Miscellaneous		**(77)**	125	51
Cash flow before capital transactions		**3,300**	1,731	1,493
Dividends paid		**(6,015)**	(722)	(721)
Share buy-back		**(82)**	(253)	(351)
Cash flow before expansion		**(2,797)**	756	421
Expansion investments, Industry division	20, see pages 37–39	**(27)**	(84)	(215)
Sold companies		**17,562**	1,039	210
Acquired companies	20, see pages 37–39	**(751)**	(197)	(1,175)
Net purchases/sales portfolio investments/properties		**(72)**	774	(920)
Net cash flow		**13,915**	2,288	(1,679)
Currency translations net interest-bearing items		**29**	(759)	579
Change in gross interest-bearing liabilities		**(8,728)**	(1,636)	684
Change in liquid assets/interest-bearing receivables		**(5,216)**	107	416
Change in net interest-bearing liabilities		**(13,944)**	(1,529)	1,100
Net interest-bearing liabilities	10	**(1,101)**	12,843	14,372

ACCOUNTING PRINCIPLES

The Group financial statements for 2004 and comparative figures have been prepared in full compliance with the Norwegian Accounting Act and Norwegian GAAP. All amounts are in NOK million unless otherwise stated.

Orkla Beverages, which was a separate business segment, was sold in early 2004. Orkla Beverages is therefore not included in the comparative figures, and the beverages business is presented on a separate line in both the income statement and the balance sheet. The gain realised on the sale of the business is shown on the same line as "discontinued operations" (2004). In the cash flow statement, the beverages business has been removed as of 1 January 2002, so that the change presented in net interest-bearing liabilities only applies to continuing business (see note 24).

The information above the income statement, balance sheet, cash flow statement and notes has been inserted to provide a more detailed explanation of the various presentations.

From 2005 Orkla is required to prepare its financial statements in accordance with International Financial Reporting Standards (IFRS). The explanation of accounting principles covers both the current Norwegian principles and the changes resulting from the transition to IFRS.

Comments relating to IFRS are printed in blue.

Principles for preparation of consolidated financial statements
The consolidated financial statements must show the overall financial result and the overall financial position when the parent company Orkla ASA and its controlling interests in other companies are presented as a single economic entity. Companies in which the Group has sole controlling influence (subsidiaries) are consolidated 100 %, line by line, in the consolidated financial statements. Minority interests' share of profit/loss after tax and their share of equity are presented on separate lines. In companies in which the Group together with others has controlling influence (joint ventures), the Group's interest is consolidated line by line in the financial statements using the proportionate consolidation method. Interests in companies in which the Group has significant influence (associates) are valued using the equity method and the Group's share of the profit/loss after tax from and equity in the associate is presented on a single line in the consolidated income statement and balance sheet respectively. Other financial investments are presented at their cost to the Group using the cost method.

Under IFRS, the consolidation technique will largely be the same, but other financial investments will be treated as "available for sale" and presented at fair value with changes in value reported directly in equity. The criteria for presenting companies in which the Group owns more than a 20 % interest either as an associate or at fair value in the income statement will be more stringent.

In connection with the acquisition of a subsidiary, the establishment of a joint venture and the acquisition of significant influence in an associate, an excess value analysis is uniformly carried out. The difference between the cost of the shares and the Group's share of equity is primarily allocated to the Group's tangible assets (or liabilities incurred) whose value differs from the values recognised in the balance sheet. Any residual value is classified as "goodwill".

Under IFRS, the allocation of value in the excess value analysis will have to be changed and the identification of intangible assets in particular at fair value will be clearer. Goodwill will still be a residual value, but will be relatively lower than before.

Investments in foreign companies are considered to be independent entities and are translated using the exchange rate at 31 December for the balance sheet and monthly average exchange rates for the income statement. Currency translation differences are charged directly to equity.

The translation process under IFRS will essentially remain the same.

Accrual, classification and valuation principles
In accordance with Norwegian GAAP, the financial statements are based on the transaction, earned income, matching, prudence and all-inclusive income principles. Account is taken of hedging. In case of uncertainty, the best estimate is used. The financial statements are prepared in accordance with uniform principles that are applied consistently over time. The statements are based on the going concern assumption.

When the transition is made to IFRS, the financial statements will be more balance sheet oriented, and the Norwegian matching model will no longer be used. IFRS-compliant financial statements must be prepared and presented in accordance with the principle of accrual accounting and the going concern assumption, and must satisfy the requirements of understandability, relevance and reliability, and all measurement must be based on a cost-benefit analysis. Assets and liabilities must be defined and items that do not satisfy these definitions cannot be recognised. The concept of fair value will be used more extensively, and the question of whether changes in value are to be presented in the income statement or only directly in the balance sheet will largely be determined by choices that must be made by the financial statement preparer.

Classification of items in the financial statements is based on a definition of all assets relating to the commodity cycle, receivables due within one year and "assets not intended to be permanently retained or used in the business" as short-term assets. Other assets are fixed assets. The distinction between short-term and long-term liabilities is drawn at one year prior to the maturity date.

Under IFRS, the specifications of the structure and content of financial statements are more flexible and the criteria are less stringent. The terms "short-term and fixed assets" will be replaced by "current and non-current assets", and the distinguishing criterion of one year to maturity will continue to apply under IFRS.

Operating revenues are presented after deducting discounts, VAT and other official charges.

Revenues generated by the sale of goods are recognised in the income statement at the time of delivery. Services are recognised as and when they are performed. The proportion of sales revenues related to the future performance of services is entered in the balance sheet as unearned income at the time of sale, and subsequently recognised in the income statement as and when the services are provided.

Orkla does not expect any material changes in the definitions of operating revenues and the principles governing the recognition of revenues as a result of the transition to IFRS.

Short-term assets and fixed assets will be valued in accordance with the general rules of valuation set out in the Norwegian Accounting Act, unless otherwise stated. Write-downs of fixed assets are valued in accordance with a preliminary Norwegian accounting standard. This means that if there is an indication of a decline in value, a valuation is carried out of the recoverable amount of the fixed assets. If the recoverable amount is lower than the book value, the asset is written down. The write-down may be reversed (does not apply to goodwill) if the reasons for the write-down no longer exist. Investments in associates are valued in accordance with the equity method (see above).

The terms used under IFRS will be different and there are no "general valuation rules". The valuation of items is largely prescribed by individual standards. Write-downs in accordance with Norwegian GAAP are largely in line with IFRS. Regardless of indications of impairment, goodwill and intangible assets with an "indefinite lifetime" must be tested for impairment once a year.

Trade receivables are valued at fair value at 31 December. Provisions have been made for bad debts.

Under IFRS, trade receivables are regarded as financial instruments and must be accounted for in accordance with the rules of IAS 39. According to the IFRS definition of a liability, it is not permitted to make standard provisions, based on past experience, for losses on receivables. An event must have occurred which causes a loss, as a result of which the receivables can no longer be recognised at their full value. In Orkla's approach, the fact that receivables have fallen due will constitute such an event.

Inventories of materials are valued at the lower of cost or fair value based on the FIFO principle. Finished goods and work in progress are valued at production cost. A deduction is made for obsolescence.

There is no material difference between Norwegian GAAP and IFRS as regards the accounting treatment of inventories handled by the Orkla Group.

Shares and other investments which represent financial investments, separate from the Group's strategic industrial interests, are classified as short-term assets and valued using the portfolio principle. The portfolio is managed as a whole and its value is adjusted if the aggregated holdings have a lower value than the original cost. The book value and market value of the largest shareholdings of listed securities are specified in note 9. The market value of unlisted investments has been fixed at cost price unless there is information that justifies a different value.

Individual investments in the portfolio which have incurred a decline in value which is other than temporary are written down. In view of Orkla ASA's investment strategy, the securities portfolio does not satisfy the criteria for using the market value principle pursuant to section 5–8 of the Accounting Act. The investments are undertaken for financial reasons, without necessarily exploiting short-term fluctuations in the market. Long-term shareholdings and other interests which are not treated as investments in associates are reported using the cost method. Under this method, shares and other interests are recognised in the balance sheet at cost and cash payments received are treated as dividends.

Under IFRS, shareholdings and financial interests that constitute less than 20 % of the shares in a company will still be regarded as "short-term" assets, but will be valued at fair value. Any changes in value will be reported directly in equity. Shareholdings which constitute more than 20 % of the shares in a company will either be presented as associates (significant) or at fair value with changes in value reported in the income statement (less significant). For other shareholdings, the portfolio principle will no longer apply and if a shareholding has a significant or prolongd decline in value, it will have to be written down in the income statement to fair value. The write-down cannot be reversed in the income statement until the shares have been sold. Shares of a long-term nature which are not an investment in an associate are presented at fair value with changes in value reported directly in equity ("available for sale").

Tangible assets are recognised in the balance sheet and depreciated if they are material and have a useful economic life in excess of three years. Maintenance of tangible assets is reported as operating costs, which are expensed as incurred, while expenditure on additions or improvements is added to the cost price of the assets and depreciated in step with the assets. Asset replacements are reported in the balance sheet. Excess values arising from acquisitions of new companies are allocated in the consolidated financial statements directly to the relevant business assets and depreciated accordingly.

Under IFRS, the accounting treatment of tangible assets will differ somewhat from Norwegian GAAP and factors such as the greater degree of decomposition of the business asset at the time of acquisition and greater emphasis on residual value may result in changes in annual depreciation. The amounts depreciated will most probably be lower. This largely applies to buildings, where the residual value, particularly of administration buildings, will play a role and will reduce depreciable amounts.

Intangible assets are identifiable intangible assets and goodwill. Expenses relating to internally generated intangible assets such as new brands, etc. are expensed directly since the future financial benefits to the company cannot be identified and shown to be probable with any degree of certainty at the time of the brand is launched. The costs of intangible assets taken over by the company through acquisitions are not normally recognised in the balance sheet as a separate asset, because the acquisition cost of such assets cannot be separated from the total cost and measured reliably. The cost of such assets will therefore be recognised in the form of goodwill. Balance sheet items relating to internally generated or specially adapted computer programmes are presented as intangible assets.

Under IFRS, costs relating to such internally generated intangible assets will also have to be expensed as incurred. However, the requirement for identification of costs relating to intangible assets taken over by the company through acquisitions is far more clearly defined under IFRS, and the "probability requirement" will always apply to such acquisitions. In particular, it is expected that acquisitions in the branded consumer goods business will result in brands being identified as part of the excess value analysis. Whether or not brands are to be depreciated is determined by whether or not they have an "indefinite useful life". Orkla has drawn up its own guidelines and as a basic rule of thumb, well-established brands that are acquired will be valued at 2.5–5 % of discounted future sales. On the same basis, less established brands will be valued at 1–2.5 %, while uncertain brands will be valued at zero. Brands that have existed for more than five years and are still displaying healthy growth have an "indefinite useful life" and are not depreciated. Other identified brands will be depreciated over a period of 5–10 years. Few other intangible assets are expected to be identified, but if they are recognised in the balance sheet, they will be depreciated over their useful economic life. Intangible assets with an "indefinite useful life" must undergo an annual impairment test to ensure that their value is intact. Other conceivable examples of intangible assets include contracts, customer lists, etc. Internally generated or specially adapted computer programmes will still be recognised in the balance sheet as intangible assets.

Research and development (R&D) costs are expensed as incurred. These costs are incurred by the Group in conducting research and development and studies of existing or new products, production processes, etc. in order to secure future earnings. The concept includes payroll expenses. See note 19.

The IFRS criteria for capitalising R&D costs are very strict and research can never be recognised in the balance sheet. If development expenses satisfy the criteria for capitalisation, they will have to be presented in the balance sheet.

Goodwill is the difference between the consideration paid for an acquired enterprise and its value recognised in the balance sheet after having assigned the excess/deficit value to tangible assets. The term "goodwill" therefore covers elements of intangible assets such as brands, etc. as well as elements of items such as synergies and future earning potential. Goodwill in the balance sheet derives solely from acquisitions. Goodwill is amortised over the asset's estimated useful life, in accordance with calculations made at the time of purchase and depending on its constituent elements, but never over more than 20 years. Goodwill relating to new acquisitions is explained in note 20.

Under IFRS, the definition on which the valuation of goodwill is based will be different from the one that has been applied by Orkla. Goodwill will remain a residual item, but will cover far less since more of the purchase price will be allocated directly to other intangible assets. Furthermore, goodwill will no longer be amortised, which means that over time the nature of goodwill will change from purchased to internally generated, if its value can be justified. Goodwill will also have to be tested annually for impairment. In accordance with the IFRS transitional provisions, historical goodwill (value at 31 December 2003) will remain in the balance sheet.

Pensions. Pensions costs are accounted for in accordance with the Norwegian accounting standard on pension costs. Pension costs and liabilities for defined benefit plans are calculated on the basis of linear accumulation using assumptions for discount rates, future salary adjustments, pensions and benefits from National Insurance, future return on pension assets and actuarial assumptions regarding mortality rate, voluntary exits, etc. Pension assets are measured at fair value and deducted from net pension liabilities in the balance sheet. Any over-financing is capitalised to the extent it is likely that the over-financing may be utilised or repaid. Changes in the pension liability due to changes in pension plans are distributed over the estimated average remaining accumulation period. Changes in pension assets and liabilities due to changes in and variances from the calculation assumptions (estimate changes) are distributed over the estimated average remaining accumulation period for the part of the variances that exceeds 10 % of the gross pension liability (or pension assets if greater). The treatment of unamortised variances and defined contribution plans is disclosed in note 3.

Under IFRS, pensions are accounted for in accordance with IAS 19, which differs from the Norwegian accounting standard on pension costs on the following points of significance for Orkla:

- The discount rate must be set close to the market-based rate in effect at the balance sheet date; this will result in more frequent changes in this assumption. In Norway in autumn 2004, it was recommended that the interest rate should reflect the interest rate on government bonds because there is no functioning market for corporate bonds in Norway like those found in larger countries.
- For the time being, a corridor approach for variance from estimates is permitted under the current IAS 19. However, in accordance with the transitional IFRS rule, unamortised variances as of 1 January 2004 will be charged against equity before new comparative figures are prepared for 2004.

- Any variance from plans must be expensed immediately in the case of changes corresponding to an immediate paid-up policy entitlement, in other cases the variance should be treated on an accrual basis until such entitlement has accumulated. Most of the plan variances at Orkla are of the first type, but have previously been accounted for on an accrual basis. Accumulated variances will thus be charged against equity at 1 January 2004.

Foreign currency translation. The accounting treatment of foreign currency in the Group differs for hedged and unhedged items. "Hedged" means that the financial effect of fluctuations in the relevant currency has largely been eliminated. Balance sheet items which hedge each other are presented at the exchange rate on the balance sheet date, while balance sheet items which are hedged by off-balance sheet financial instruments are presented using the hedge rate. Hedging transactions undertaken to hedge contractual cash flows are valued together with these cash flows, and unrealised gain/loss is not recognised. In the case of hedging transactions covering non-contractual cash flows, unrealised losses are expensed under the caption "Financial items" and are reclassified and recorded at fair value as operating items at maturity. Other foreign currency items are presented at the current rate of exchange and any profit or loss is recognised in the income statement.

The effect of currency fluctuations on liabilities that hedge net investments in foreign subsidiaries is reversed at Group level and posted against translation differences under equity.

Portfolio investments are hedged against currency exposure. The hedging effects are recognised in the balance sheet as they arise and are reversed in step with changes in share prices, exchange rates, the recognition of realised gains and losses in the income statement, and any write-down of the portfolio.

Transactions in foreign currency are reported at the current rate of exchange on the transaction date, while cash items in foreign currency are presented at the rate of exchange on the balance sheet date, and any profit or loss is recognised in the income statement.

Under IFRS, all derivatives must be presented at fair value in the balance sheet. As a general rule, changes in the fair value in the period must be recognised in the income statement as they occur. In the case of hedged cash items, the effect of currency fluctuation on the hedge will offset the gain/loss on the cash item reported in the income statement.

In cases where currency hedges satisfy the strict IFRS criteria for hedge accounting, any change in fair value in the period may be temporarily charged against equity when the hedge in question is a cash flow hedge or currency hedge of a net investment. As under Norwegian GAAP, hedge accounting will make it possible to recognise any gain or loss relating to the currency hedge in the income statement in the same period as the hedged item.

In the case of fair value hedges of currency risk relating to assets and liabilities, the value of which is measured in foreign currency but which are accounted for in local currency (e.g. portfolio investments), changes in the exchange rate of the hedged item may be recognised in the income statement when the hedge qualifies for hedge accounting, so as to offset the effect of the hedge and the hedged item on profit or loss.

Interest. Interest-bearing instruments are reported on an accrual basis in the same way as interest on interest-bearing liabilities and receivables. Unrealised gain/loss on fixed interest positions related to interest-bearing balance sheet items is not recognised.

Interest rate derivatives are recognised in the balance sheet at fair value and, under IFRS, changes in fair value in the period will be reported in the income statement unless hedge accounting is used. In the case of hedges of floating interest rate loans, changes in the interest rate derivative's fair value are reported temporarily in equity. In the case of hedges of fixed interest rate loans, both changes in the fair value of the loan and changes in the fair value of the interest rate hedge are recognised.

Financial agreements concerning future purchases or sales of electric power that hedge future production are recognised along with the hedged item. Unrealised gain or loss on financial agreements on future purchases of power that do not constitute hedging is recognised in the income statement.

Trading in soya beans, soya meal and soya oil contracts securing the price margin on inventories of soya beans and the processed products soya meal and soya oil, is valued as hedging contracts. Unrealised loss on unhedged contracts is recognised in the income statement.

Taxes. The tax charge is based on the financial result and consists of the aggregate of taxes payable and changes in deferred tax. Deferred tax in the balance sheet is calculated at the nominal tax rate based on timing differences arising between accounting and tax values. Deferred tax on acquisitions is computed at present value.

Under IFRS, deferred tax/tax advantages relating to acquisitions must be measured at nominal value. Discounting is no longer permitted. Previously discounted deferred tax must be restated at nominal value when the IFRS are introduced. If an entity has a deferred tax advantage, consideration must be given to whether it can justifiably be capitalised. This requires either that there are known excess values that will generate taxable income when realised or that, based on past history or budgets, the enterprise can be expected to make a taxable profit.

Contingent liabilities (provisions). Accounting for provisions is in accordance with NAS 13 on provisions, "Contingent liabilities and contingent assets". Provisions are made whenever a decision is adopted to implement measures (restructuring) leading to substantial changes in the scope of Orkla's business operations or the way in which they are run. Such provisions are made on the basis of the best estimate of the expenses that are expected to accrue.

Contingent liabilities will be recognised in the financial statements if there is more than a 50 % probability that they will be utilised for settlement. The best estimate is used for calculating the settlement value. Other material matters are commented on in note 12.

The criteria for making provisions for contingent liabilities are stricter under IFRS. There are certain rules in Norwegian GAAP that are not accepted under IFRS, such as the rule regarding the right to include the effect of anticipated sales in relation to the restructuring plan when calculating a provision. Moreover, it will not be possible under IFRS to make provisions for restructuring in connection with an acquisition, unless the restructuring had already begun in the acquired company.

Share-based remuneration. The Group has share option and share savings programmes for employees. Insofar as the options or shares are issued at less than market value, the difference between the market value of the shares and the issue price is recognised as a payroll expense.

A provision has been made for employer's national insurance contributions on share option programmes, related to the difference between the issue price and the market price of the share at year-end, based on the period over which the programmes will run.

Under IFRS, options awarded must be recognised at fair value on the date of issue and accounted for on an accrual basis over the vesting period. The employer's national insurance contributions will still be related directly to changes in the fair value of the underlying share.

Transition to IAS/IFRS

General comments on conversion to IFRS

Like all other listed companies in or affiliated with the EU, Orkla must prepare and present its financial statements in accordance with International Financial Reporting Standards (IFRS) as from 2005. The first time Orkla will present its financial statements in accordance with the new accounting standards will be for the first quarter of 2005.

The financial statements for 2004 have been prepared and presented in accordance with current Norwegian accounting rules. However, for the purposes of comparison, the figures for 2004 will be restated in accordance with IFRS (which require only one year of comparative figures for 2005), and all interim financial reporting in 2005 will show comparative figures for 2004 based on the same accounting principles (IFRS). The restated figures for 2004, broken down by quarter, will be published in reasonable time before the results for the first quarter of 2005 are announced (on 28 April 2005).

Accounting consequences of the transition to IFRS

General consequences

Although the main elements of IFRS have been approved, there are still certain areas and details that have yet to be finally clarified. There are therefore likely to be continuous updating, adjustments and interpretations that may affect Orkla's accounting practice in the future. The fact that the IFRS that apply on 31 December 2005 must also form the basis for actual figures for 2005 and comparative figures for 2004 poses a particular challenge. At worst, this could mean that figures already reported must be changed.

Based on what we know today, a general account is given below of the most important changes in Orkla's accounting practices as a result of the transition to IFRS. On the whole, the financial statements will be more volatile and both the income statement and the balance sheet may be more affected by non-recurring items and short-term fluctuations.

Operating profit before goodwill amortisation
Orkla's industrial operations are basically uncomplicated from an accounting standpoint, and only minor changes in the Group's operating profit before goodwill amortisation are expected as a result of the transition to IFRS. The most important matters are commented on below. All in all, the effects are expected to be relatively neutral.

Options
The cost of options for senior staff members must be expensed on the basis of the estimated fair value at the date of issue and accounted for on an accrual basis over the vesting period. Furthermore, as is the case today, employer's national insurance contributions will accrue on any gain the employee may realise, and these contributions will be recognised on an ongoing basis in step with changes in the fair value of the underlying shares.

The valuation of the option will depend on both the model and the assumptions chosen. It must be expected that it will take some time before a fixed practice in this field is established in the market. A standard model for valuing options (Black & Scholes) has been adopted and relatively standard assumptions have been incorporated.

Ordinary depreciation
The depreciation of tangible assets (particularly buildings) may differ from the practice under the current Norwegian rules. Firstly, the new rules require that the depreciated item be decomposed to a greater degree. Secondly, the residual value will be a more important factor in the calculation than under the current rules. For buildings, therefore, the amount to be depreciated may differ from the current "reduction to zero" depreciation. This may be counteracted by the decomposition effect whereby a building may to a greater degree be divided up into its constituent elements, i.e. the building, ventilation, lifts, etc., which have different depreciation periods. All in all, the total costs related to buildings should be lower under IFRS than under the current Norwegian rules, but the impact on the financial statements will hardly be significant.

Hedge accounting
Requirements relating to hedge accounting for foreign currency cash flows will be stricter and the documentation of the hedge ratio and measurement of hedging efficiency will be a more comprehensive, labour-intensive process than before. Orkla aim to adapt routines and documentation to meet these requirements and the effect on the income statement will therefore remain the same. However, the balance sheet and the statement of changes in equity will be subject to major short-term fluctuations.

Pensions
Unamortised variances at 1 January 2004 will be "set at zero" and charged against equity. Any new variances can in principle be treated in the same way under IFRS as before, with a corridor and depreciation of excess amounts over a defined number of years. The discount rate will be linked to the government bond rate at year-end and not, as before, to an anticipated long-term corporate bond yield. This may lead to higher expenses. However, when the transition is made to defined contribution pension plans in Norway as from 2004, the number of defined benefit pension plans will be significantly reduced.

Business combination and the accounting treatment of excess value and goodwill

Historical goodwill
Under IFRS goodwill will no longer be subject to ordinary depreciation. In 2004, this amounted to NOK 391 million. Goodwill will have to be written down when its value can no longer be justified on the basis of an annual impairment test. However, it has also previously been the practice to measure goodwill. At year-end 2003, book goodwill amounted to NOK 3,136 million.

Accounting treatment of excess value and goodwill in connection with new acquisitions
All new business consolidations (as from 2004) will be defined as "acquisitions" and are to be recognised at fair value. The requirement as regards the identification of other intangible assets will be stricter than under the current rules and goodwill in future acquisitions will thus have a relatively lower value and will in part be replaced by brands and possibly other intangible assets. Brands (including newspaper master heads) with an "indefinite useful life" may not be depreciated, while other brands and intangible assets must be depreciated. The depreciation period for depreciable intangible assets will probably be shorter than the current depreciation period for goodwill. For acquisitions made after 1 January 2004, excess value may still be depreciated, but the totality of such depreciation is expected to be lower than under the current practice for the treatment of goodwill, and the way figures are presented in the income statement may differ from current practice. "Operating profit before goodwill amortisation" may be reduced by the depreciation of intangible assets.

It will no longer be possible to make provisions for restructuring in the acquired company; such provisions may only be made in cases where the restructuring had already begun. This will probably result in such costs being expensed directly at the time of the acquisition.

The Financial Investments division

The share portfolio
Portfolio shareholdings that constitute more than 20 % of the shares in a company are either to be presented as an associate or at fair value with changes in value reported in the income statement. As a practical adaptation to this rule, Orkla will present substantial investments in this category as associates, while less substantial investments will be presented at fair value with changes in value reported in the income statement. Thus Elkem will be presented as an associate and Orkla's relative share of equity as of 1 January 2004 will be included in the balance sheet. The revenues recognised from the investment in Elkem will therefore increase somewhat and will improve pre-tax profit since Orkla's share of profit from Elkem is expected to exceed the dividends received. Elkem will be consolidated as from 1 January 2005.

The share portfolio will otherwise be presented at fair value in the balance sheet, as a result of which book equity will increase by the amount of unrealised gains.

The portfolio will basically be classified as "available for sale". As a general rule, changes in market value will temporarily be recognised in equity, while profit will not be affected until the shares are sold. If the value of individual shares falls to lower than their book value (cost), these shares may no longer be valued in accordance with a portfolio principle and must be written down individually if the decline in value is considered to be significant or prolongd. The write-down may not be reversed in the income statement if the value subsequently increases. The increase in value will therefore not have an impact on profit until the shares are divested (larger gain).

When the transition is made to IFRS, shareholdings with an unrealised capital loss and where the decline in value is significant or prolongd will be written down so that their book value is equal to their market value.

To sum up, equity capital will initially increase as a result of the transition to IFRS, but will subsequently fluctuate with changes in market value, while the effect will primarily be recognised in the income statement when the portfolio shares are sold, as is the case at present. However, the requirement regarding the write-down of individual shares will entail a risk of substantially higher volatility, especially in falling markets.

Forest properties
Forest properties are classified as a biological asset and must be recognised at fair value in the income statement. The excess value of Orkla's forest properties will increase equity capital. The annual change in fair value (new growth) will probably not differ much from the harvest that has been reported in the income statement in the past few years. The forest property will be recognised in the balance sheet at cost.

Other matters

IFRS requirements regarding the structure and content of financial statements are relatively general and flexible. It must be expected that standards will be established in the market, possibly adapted to individual industries. Orkla will most probably adopt a chart of accounts grouped by function for the income statement, while the balance sheet will largely be maintained in its current form. In Orkla's view, the cash flow statement prescribed by IFRS does not show key items such as cash flow from operating activities or expansion investments. Orkla will try to establish a cash flow statement that complies with IFRS while retaining the terms currently used.

Orkla's segment reporting is considered to be in line with IFRS requirements, and any changes or improvements made will therefore be carried out independently of IFRS.

The requirements under IFRS as regards the accounting treatment of partly owned entities are more detailed than under Norwegian principles. This may entail a change in the accounting treatment of some of Orkla's partly owned entities.

The notes are partly intended to give a more detailed description of the items in the income statement, balance sheet and cash flow statement and partly to describe circumstances not directly related to the accounts but which may nevertheless be very important to those using the accounts. The latter may for instance apply to information about commitments not included in the accounts (note 22), mortgages and guarantees (note 17), conditions relating to foreign-exchange strategy and Group financing (notes 10 and 11) and information about major cooperation agreements with other parties (note 21). Together with the accounting figures, such information is essential in order to understand the Group's past and future development. The Report of the Board of Directors together with the Financial Statements (Income Statement, Balance Sheet, Cash Flow Statement and notes) provide information about the company's operations and financial position.

1 Revenues segment information – geographical markets

Most major enterprises supply products and services or operate in geographical areas where profitability, future development potential and risk vary. Segment information is provided for both business areas and geographical markets and is intended to provide users of the financial statements with a better understanding of an enterprise's activities and a more reliable basis for evaluating its earnings. A geographical breakdown of the Group's sales revenues, based on where the customers are, and the capital employed, based on where the companies are located, in the most important markets in which the Group operates, is set out below. The capital employed is a measure of the enterprise's «total working capital» and comprises net of trade receivables and inventories, interest-free liabilities relating to operations, as well as tangible assets and the book value of goodwill in the various markets.

	Revenues			Capital employed[1]		
Amounts in NOK million	2004	2003	2002	2004	2003	2002
Norway	**12,014**	11,135	11,173	**7,830**	8,473	8,684
Sweden	**5,676**	5,674	5,495	**3,394**	3,572	3,726
Denmark	**5,283**	4,795	4,264	**2,109**	2,290	3,124
Finland and Iceland	**906**	842	766	**276**	479	238
Nordic region	**23,879**	22,446	21,698	**13,609**	14,814	15,772
Rest of						
Western Europe	**3,282**	3,205	2,613	**874**	1,113	1,067
Eastern Europe	**2,239**	1,950	1,879	**1,238**	930	991
Asia	**920**	904	703	**21**	18	22
Rest of the world	**939**	1,099	1,079	**341**	405	364
Outside Nordic region	**7,380**	7,158	6,274	**2,474**	2,466	2,444
Total	**31,259**	29,604	27,972	**16,083**	17,280	18,216

[1] The Group has also spent NOK 13 billion on financial investments in different geographical areas. See note 9 for a split between Norwegian and foreign investments.

For further information please see pages 37–39, «Summary accounts for the business areas», which are also a part of this note.

2 Other long-term financial assets

Other long-term financial assets comprise financial investments intended for permanent ownership or use. This is a presentation of shares which are strategic, but where ownership or influence does not qualify for reporting as an associate. These shares are presented at cost price and only dividend received (if any) is taken to income in the Group accounts. Also included are net pension premium reserves in companies having greater pension premium reserves than commitments (over-financed plans) and other receivables falling due in more than one year's time.

	Book value		
Amounts in NOK million	2004	2003	2002
Shares	**171**	156	181
Interests in partnerships	**1**	1	2
Loans to employees	**41**	66	48
Pension funds	**219**	210	187
Long-term interest-bearing receivables	**4,440**[1]	180	162
Other long-term receivables	**47**	16	36
Other long-term financial assets	**4,919**	629	616

[1] NOK 4,209 million is a receivable in connection with the sale of the interest in Carlsberg Breweries. Due in 2006.

3 Payroll expenses

Payroll expenses are the total disbursements relating to remuneration to personnel employed by the Group and to Group officers. These expenses comprise direct salaries and holiday pay, fees to Group officers, any bonuses paid, the effect of employees' share and option programmes, pension expenses and public taxes/charges relating to the employment of personnel. The expenses can be broken down as follows:

Amounts in NOK million	2004	2003	2002
Wages and holiday pay	**(6,351)**	(6,032)	(5,676)
National insurance contributions	**(907)**	(858)	(833)
Pension costs	**(374)**	(373)	(330)
Other payments etc.	**(57)**	(58)	(69)
Payroll expenses	**(7,689)**	(7,321)	(6,908)

[1] See note 1 for Orkla ASA.

Bonus systems

The bonus system in the industry division, which is linked to value creation, was essentially continued in 2004. Some 200 senior managers participate in the bonus system. As a rule, the bonus is weighted between the profit level in the manager's own area of responsibility and the overall profit level. In addition, a certain part of the bonus is connected to the achievement of personal goals.

To ensure a long-term perspective, a distinction is made between the earned bonus based on profit for the year and the bonus that is paid out. The earned bonus is transferred to an individual bonus bank account, after which one third of the balance is paid out each year. If profit growth is negative, the employee's earned bonus may be negative, which will reduce the balance in the bonus bank and the basis for bonus payments accordingly. Any future bonus will first be used to cover the negative balance before a bonus is paid out. If the employee leaves Orkla, any remaining balance in the bonus bank account will not be paid out, nor will the employee be required to cover any negative balance.

In the consolidated accounts for 2004, a provision of approximately NOK 66 million has been made to cover earned bonuses, including the employer's national insurance contributions. Individual negative bonuses are not capitalised.

Option programme

The Orkla Group has an option programme for approximately 125 key personnel. Options are normally issued at 110 % of the market price of the Orkla share. Options have a life of six years, and may be exercised in the last three years. When an option is exercised, Orkla alternatively has the right to redeem the option by paying a cash amount equivalent to the difference between the exercise price and the average price of the share on the day the option is exercised. At the beginning of 2004, 2,040,500 options had been issued. As a result of the allocation of an additional dividend in 2004, it was decided that the exercise price of the options that had been issued would be reduced by the same amount (NOK 25 per share). In 2004 options were issued as follows:

Number	Exercise price	Last exercise date
155,000	191.15	15 December 2009
20,000	198.55	15 December 2010
7,500	207.35	15 December 2007
114,000	207.35	15 December 2010
142,500	205.70	15 December 2010

Furthermore, 132,500 options have been promised in 2005, provided that the key person has not given or been given notice of termination of employment.

In 2004, 326,821 options were exercised at a price of NOK 135 and 147,334 options were exercised at a price of NOK 132. 81,500 options were annulled as a result of employees leaving the company. The total number of options issued as of 31 December 2004 was 1,923,845.

The remaining part of the cash bonus programme is largely hedged against increases in the Orkla share price by means of a hedging contract with a financial institution. There are 548,500 outstanding share-based cash bonuses. Including hedging, approximately NOK 12 million was charged against income in 2004.

Pension plans

Defined benefit plans

The Group's present and former employees are covered by pension plans that are classified as funded benefit plans. In addition, present and former employees are covered by benefit plans that are paid from the companies' operations. Pensions for employees with salary above 12NI are also paid from the companies' operations. Unfunded pension plans primarily consist of plans that are not tax deductible until pensions are paid to the employees and are therefore not funded.

The Group's benefit plans are primarily concentrated in Norway, Sweden and Switzerland. These countries account for 64 %, 13 % and 19 %, respectively, of the Group's gross pension liability.

The plans in Norway are primarily «net plans» that do not link the Group's liability to changes in benefits from the Norwegian National Insurance Fund. The Group's legal obligations are not influenced by the accounting treatment.

Pension costs for the year for the Group's defined benefit plans are calculated by independent actuaries and are based on information as of 1 January 2003.

Contribution plans

Contribution plans comprise plans whereby the companies make annual contributions to the employees' pension plans. The return on the plan assets of each employee will decide the ultimate pension benefit. Contribution plans also comprise pension plans common to several companies and where the pension premium is set independently of the demographic profile in the various companies (multi-employer plans).

Orkla decided in 2003, in agreement with the employees' representatives, to replace the existing defined benefit plans for employees below 60 years of age in Norway with contribution plans starting 1 January 2004. The reason for this was to achieve better adapted, more attractive plans within a cost level for the Group comparable to that of prior plans. All employees below the age of 60 in Norwegian companies receive, as of 1 January 2004, a confirmation from their life insurance company stating their earned pension rights (minimum liability) as of this date. Thereafter, the Group companies will make monthly payments to the individuals' pension contribution accounts. At retirement age, the present employees will thus receive a combined recurring pension consisting of payments based on earned rights from the previous benefit plan and a pension in accordance with the accumulated amount in the new contribution account. Employees may at retirement age receive a higher or lower total pension benefit from the new plan than if the old benefit plan had been continued. Employees who will receive a lower total benefit, based on particular assumptions, will receive a monthly payment in addition to salary as compensation during their remaining time of employment. The accounting consequence of conversion to contribution plans is that liability in excess of minimum liability for employees below the age of 60 was reversed as of 31 December 2003 with approximately NOK 160 million. The reversed amount was used to cover compulsory administrative costs charged by the life insurance companies for taking over responsibility for the minimum liability and as accrual for the net present value of the afore-mentioned compensation and any remaining amount has been added to or subtracted from unamortised gains or losses. The conversion therefore had no one-off effect on profit for 2003 or 2004.

Assumptions defined benefit plans

	Norway		Sweden		Switzerland	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**
Discount rate	5-5.5 %	6 %	5 %	6 %	3.5 %	3.5 %
Future salary adjustment	2-3 %	3 %	2.5 %	3 %	1.5 %	1.5 %
NI multiplier	3 %	2 %	2.5 %	2 %	1 %	0.5 %
Adjustment of benefits	2 %	2 %	2 %	2 %	0.5 %	0.5 %
Return on pension funds	6.5 %	7 %	-	-	4.5 %	4.75 %
Estimated return 2004	6.5 %	7 %	-	-	4.5 %	4.75 %

The assumptions for 2002, apart from those for Switzerland, were maintained for 2003.

Changes in net pension liability during the year

Amounts in NOK million	2004	2003	2002
Net pension liability 1 January	**(463)**	(428)	(443)
Net pension cost for the year	**(374)**	(373)	(330)
Contributions	**386**	338	345
Net pension liability 31 December	**(451)**	(463)	(428)

Breakdown of net pension costs

Amounts in NOK million	2004	2003	2002
Present value of this year's pension benefits (including national insurance contributions)	**(79)**	(151)	(134)
Interest expenses on pension liability	**(148)**	(194)	(176)
Expected return on pension funds	**130**	169	151
Amortisation of deferred liability due to differences between plan/assumptions	**(14)**	(14)	(12)
Net pension cost of benefit plans	**(111)**	(190)	(171)
Contribution plans	**(263)**	(183)	(179)
SPP funds (Sweden)	**-**	-	20
Net pension costs	**(374)**	(373)	(330)

Breakdown of net pension liability at 31 December

Amounts in NOK million	2004	2003	2002
Gross pension liability	**(3,076)**	(3,586)	(2,922)
Pension funds (market value)	**2,241**	2,805	2,130
Actual net pension liability	**(835)**	(781)	(792)
Unamortised variances from plan/assumptions	**384**	318	364
Capitalised net pension liability	**(451)**	(463)	(428)
Capitalised pension liability	**(670)**	(673)	(615)
Capitalised pension funds	**219**	210	187

Breakdown of pension funds (market value) at 31 December

	2004	2003	2002
Cash and cash equivalents	**4 %**	2 %	2 %
Money market investments	**4 %**	9 %	9 %
Bonds	**65 %**	65 %	49 %
Loans	**4 %**	1 %	1 %
Shares	**16 %**	13 %	27 %
Property	**7 %**	10 %	12 %
Total pension funds	**100 %**	100 %	100 %

	2004	2003	2002
Average number of employees	**19,651**	19,705	20,293

4 Other operating expenses

Other operating expenses comprise all expenses other than payroll expenses and depreciation. Major expense items are specified below.

Amounts in NOK million	2004	2003	2002
Freight costs	**(1,329)**	(1,243)	(1,116)
Energy costs	**(893)**	(887)	(851)
Advertising	**(1,252)**	(1,100)	(1,027)
Repair and maintenance costs	**(654)**	(651)	(618)
Other	**(4,015)**	(3,848)	(3,641)
Total	**(8,143)**	(7,729)	(7,253)

5 Financial items, net

Net financial items comprise all the Group's interest income and expenses relating to the Group's total financing and charges relating to new loans. These items also include the net exchange-rate effects of the Group's receivables and liabilities in foreign currencies, reported as exchange gains/losses. Gains/losses on securities not reported under Financial Investments may also be included.

Amounts in NOK million	2004	2003	2002
Interest income	**289**	301	429
Interest expenses	**(409)**	(830)	(1,058)
Net interest	**(120)**	(529)	(629)
Net foreign exchange gains/losses	**0**	(12)	0
Other financial items, net	**(58)**	(68)	(122)
Financial items, net	**(178)**	(609)	(751)

The Group's cash and cash equivalents comprise the Group's total cash, bank deposits and cash positions. The Group's liquidity reserves are mainly held in the form of committed unutilised drawing facilities as disclosed in note 11. The liquidity reserves are supplemented by the cash and liquid assets disclosed in this note.

Amounts in NOK million	2004	2003	2002
Cash and cash equivalents	**460**	401	481
Restricted deposits	**23**	22	33
Group bank account system	**513**	333	696
Short-term placements	**1,236**	520	191
Total cash and cash equivalents[1]	**2,232**	1,276	1,401

[1] Including cash and cash equivalents in joint ventures, see note 15.

7 Inventories

The Group's inventories are specified in terms of both type of goods and business. Inventories comprise the Group's inventoried stocks of raw materials, work in progress, finished goods and merchandise at cost or manufacturing cost. Inventory presented here should, as for cost of material, be goods that are included in the finished product, including packaging. Any redundant stock that does not justify valuation at cost is valued at its fair value (expected future sales price).

Amounts in NOK million	2004	2003	2002
Raw materials	**1,014**	1,034	1,181
Work in progress	**183**	142	87
Finished goods and merchandise	**1,672**	1,820	1,709
Total	**2,869**	2,996	2,977
Orkla Foods	**1,411**	1,422	1,397
Orkla Brands	**409**	425	402
Orkla Media	**67**	54	55
Chemicals	**965**	1,093	1,124
Head Office/Unallocated	**17**	2	(1)
Total	**2,869**	2,996	2,977

8 Short-term receivables and liabilities

Short-term receivables

The receivables relate to operations and consist of trade receivables, other short-term receivables and prepayments. Trade receivables are under continous review and provisions for bad debts have been made for uncertain receivables.

Amounts in NOK million	2004	2003	2002
Accounts receivable	**3,509**	3,381	3,130
Advanced payment to supplier	**191**	646	183
Short-term receivables interest-bearing	**0**	0	0
Other short-term receivables	**749**	743	1,406
Total	**4,449**	4,770	4,719

Short-term liabilities

Short-term liabilities are liabilities relating to operations (trade creditors, unpaid public taxes/charges, holiday pay etc.), financial liabilities (payable interest) and unpaid tax and dividends. All these items represent interest-free borrowings. Capital employed may only include liabilities relating to operations.

Amounts in NOK million	2004	2003	2002
Trade accounts payable	**1,742**	1,535	1,481
Unpaid tax, tax withholdings	**1,038**	964	872
Tax payable	**577**	516	473
Dividends	**1,998[1]**	6,014[1]	738
Other short-term liabilities	**2,868**	2,754	2,553
Total	**8,223**	11,783	6,117

[1] Includes additional dividend of NOK 1,029 million for 2004, and NOK 5,155 million for 2003.

The Financial Investments division is one of the Group's three core business areas. The investments are managed as a portfolio. The portfolio consists of financial investments and is separate from the Group's strategic and industrial investments. The portfolio is characterised by a focus on large individual holdings. See also the description of portfolio performance in the report of the Board of Directors. The market value of investments in unlisted shares is posted at best estimate.

Amounts in NOK million	Number of shares	Book value	Market value	Industry	Share owned	Share of portfolio
Listed securities Norway						
Elkem	19,636,991	1,862	4,448	Materials	39.8 %	25.3 %
Storebrand	27,648,956	470	1,617	Insurance	9.9 %	9.2 %
DnB NOR	21,143,272	774	1,258	Bank	1.6 %	7.2 %
Telenor	14,250,000	559	780	Telecommunication Services	0.8 %	4.4 %
Rieber & Søn A	11,395,907	542	635	Food, Beverages & Tobacco	14.3 %	3.6 %
Norsk Hydro	1,152,480	442	550	Energy	0.4 %	3.1 %
Steen & Strøm	3,161,635	180	449	Real estate	11.3 %	2.6 %
Dagbladet A + Pref[1]	291,955	114	161	Media	24.2 %	0.9 %
Schibsted	880,450	86	151	Media	1.3 %	0.9 %
Adresseavisen	326,427	72	135	Media	17.2 %	0.8 %
Nera	9,025,063	208	131	Technology Hardware & Equipment	7.3 %	0.7 %
Oslo Børs Holding	499,500	45	130	Commercial Services & Supplies	10.0 %	0.7 %
Kverneland	1,076,633	156	90	Capital Goods	8.7 %	0.5 %
Ekornes	632,200	65	83	Consumer Durables & Apparel	1.7 %	0.5 %
Rica Hotels	2,394,600	51	78	Hotels, Restaurants & Leisure	10.0 %	0.4 %
Fast Search	5,500,000	60	73	Software & Services	2.2 %	0.4 %
Miscellaneous		141	127			0.7 %
Total		5,827	10,896			
Listed securities foreign						
Capio	6,220,500	207	449	Health Care Equipment & Services	7.8 %	2.6 %
SCA B	1,595,500	416	412	Materials	0.8 %	2.3 %
Hennes & Mauritz	1,700,000	272	359	Retailing	0.2 %	2.0 %
Electrolux B	2,025,000	270	280	Consumer Durables & Apparel	0.7 %	1.6 %
Vimpelcom ADR	1,250,000	214	269	Telecommunication Services	0.8 %	1.5 %
Nokia A	2,500,000	301	239	Technology Hardware & Equipment	0.1 %	1.4 %
KCI Konecranes	732,720	92	196	Capital Goods	5.1 %	1.1 %
Getinge Ind. B	2,100,000	151	158	Health Care Equipment & Services	1.1 %	0.9 %
Danisco	425,000	142	157	Food, Beverages & Tobacco	0.8 %	0.9 %
Svenska Handelsbanken A	875,000	118	138	Bank	0.1 %	0.8 %
Ericsson B	7,000,000	139	135	Technology Hardware & Equipment	0.0 %	0.8 %
Enter Sverige	-	148	132	Mutual fund	n/a	0.8 %
Gunnebo	1,717,500	129	130	Commercial Services & Supplies	3.9 %	0.7 %
Nobia	1,290,700	77	130	Retailing	2.2 %	0.7 %
Nordic Alpha Plc	-	103	122	Hedge fund	n/a	0.7 %
Enter Sverige Fokus	-	117	118	Mutual fund	n/a	0.7 %
Förenings Sparbanken	700,000	97	105	Bank	0.1 %	0.6 %
Gambro A	1,200,000	81	104	Health Care Equipment & Services	0.5 %	0.6 %
Danske Bank	500,000	75	93	Bank	0.1 %	0.5 %
Orkla Multistrategi	-	92	92	Hedge fund	n/a	0.5 %
Amer	825,000	88	87	Consumer Durables & Apparel	1.2 %	0.5 %
Oriflame	579,800	95	81	Household & Personal Products	1.0 %	0.5 %
AstraZeneca	355,000	111	78	Pharmaceuticals & Biotech	0.0 %	0.4 %
Transocean Inc.	300,000	65	76	Energy	0.1 %	0.4 %
Enter Bond Fund	-	47	57	Bond fund	n/a	0.3 %
Pfizer	350,000	79	57	Pharmaceuticals & Biotech	0.0 %	0.3 %
Miscellaneous		625	246			1.4 %
Total		4,351	4,500			
Unlisted securities						
Industri Kapital 2000	-	467		Private equity fund	3.6 %	
Industri Kapital 1997	-	333		Private equity fund	8.0 %	
Findus A + B[2]	33,175,916	227		Food, Beverages & Tobacco	14.7 %	
Carema B	3,277,452	176		Health Care Equipment & Services	26.0 %	
Dynea	818,205	113		Materials	3.8 %	
Northzone III	1,050,000	102		Private equity fund	30.0 %	
H & B Capital	-	97		Private equity fund	16.5 %	
Dyno Nobel Holding	924,393	91		Materials	3.4 %	
EAC Fund II	-	88		Private equity fund	8.2 %	
Ncap	75,000	75		Private equity fund	44.4 %	
Qubus Hotel Holding	66,772	67		Hotels, Restaurants & Leisure	20.5 %	
Helly Hansen G.H. loan[3]	-	58		Consumer Durables & Apparel	n/a	
Dockwise Transport	182,809	56		Transportation	3.7 %	
Skandia Investment KS	-	54		Private equity fund	10.0 %	
Telenor Venture II	54,131	51		Private equity fund	10.8 %	
Boston Millennia Partners II	-	51		Private equity fund	3.1 %	
Carl Aller	6,450	50		Media	3.6 %	
Venture Partners MMF III Del LP	-	46		Private equity fund	22.2 %	
Industri Kapital 1994	-	41		Private equity fund	8.8 %	
Enter Asset Management	2,500	38		Diversified financials	50.0 %	
n3sport ordinary + Pref. A og B[4]	699,523	37		Software & Services	40.3 %	
Helly Hansen G.H.	4,667,000	36		Consumer Durables & Apparel	16.2 %	
Ferd Private Equity	-	35		Private equity fund	5.0 %	
Miscellaneous		283				
Total		2,672	2,193			
Currency hedging, recorded in balance sheet		(48)				
Total portfolio investments[5]		12,802	17,589			
Of this owned by Orkla ASA		12,418	17,086			

[1] Dagbladet A: 209,818 shares, Dagbladet Pref: 82,137 shares.
[2] Findus A: 9,769,885 shares, Findus B: 23,406,031 shares.
[3] Interest: 20 %.
[4] n3sport ordinary share: 146,508 shares, n3sport A: 477,281 shares, n3sport B: 75,734 shares.
[5] In addition Orkla Media has minor investments totalling NOK 35 million.

This note gives an overview of Orkla's interest-rate and currency risk and how these are managed. The first part of the note addresses the Group's liabilities, giving an indication of how the balance sheet exposure is managed. It describes how liabilities are divided between the different currencies as shown in the table. The table also shows the fixed-interest period for liabilities. The interest level is also shown per currency for liabilities at year-end (this includes both floating and fixed-interest liabilities). Unrealised gain/loss on fixed-interest positions shows the value that would have resulted from the conversion of a fixed-interest position to a floating-interest position at year-end. The table shows net positions and in addition to loans (as shown in note 11), financial derivatives (forward contracts, options, forward-rate agreements (FRAs), interest and currency-swap agreements and interest-swap agreements) have also been used to achieve the desired interest risk profile.

The second part of the note describes exposure and hedging relating to operations. The currency exposure relating to future cash flows is hedged with forward contracts/ options. The risk relating to energy and commodity contracts which are traded on exchanges or similar market places as well as hedging of these is also described.

A) Exposure relating to the balance sheet

Interest-rate risk management

The Orkla Group's goal is for liabilities to follow general fluctuations in the money market rates. Fixed interest positions are entered into as a measure to reduce the effect of short-term fluctuations in money-market rates. The interest risk profile of the loan portfolio is shaped partly by the choice of interest-rate structure for the Group's borrowings and partly by the use of interest-rate derivatives such as interest-swap, interest and currency-swap agreements and FRAs.

Unrealised gains/losses on fixed-interest positions (see table) are not included in the accounts as these are linked to the underlying balance sheet items.

Currency risk management

The Orkla Group has currency exposure related to monetary balance-sheet items in the different companies, and to translation of ownership interests in foreign companies.

Efforts are made to fully hedge monetary balance sheet items. Exposure relating to shares in foreign companies is limited by aligning the total debt portfolio's currency composition with the relative importance of the respective currencies and countries to the Group's industrial activities. Hedges of net investments in foreign companies at Group level are included in the alignment.

The currency composition of the debt portfolio is also influenced by the Financial Investments division's currency hedging of the portfolio of foreign shares.

Breakdown of the debt portfolio by currency and interest risk profile
(including hedging transactions of balance sheet items)

Amounts in NOK million	31.12.2004	Next interest rate adjustment 2005	2006	2007	2008	2009	After 2009	Average (years)[1]	Interest level borrowing rate[1]	Unreal. gains/ (losses) in fixed interest positions[1]
NOK	**(504)**	(888)	9	31	7	21	316	-	-	(14)
SEK	**2,638**	2,264	5	13	-	-	356	1.0	2.5 %	(9)
EUR	**1,505**	1,356	(20)	4	-	-	165	0.9	2.4 %	(1)
USD	**900**	561	1	-	-	-	338	2.2	2.8 %	15
DKK	**583**	551	10	-	-	-	22	0.5	2.6 %	0
PLN	**308**	308	-	-	-	-	-	0.2	6.6 %	0
Others	**141**	141	-	-	-	-	-	0.4		0
Total interest-bearing liabilities	**5,571**	4,293	5	48	7	21	1,197	1.4	3.8 %	(9)
Liquid assets	**(2,232)**									
Other interest-bearing receivables[2]	**(4,440)**									
Net interest-bearing liabilities	**(1,101)**									

[1] By way of comparison, at 31 December 2003 the average interest risk period for Orkla's gross interest-bearing liabilities (including hedging transactions) was 1.6 years. The borrowing interest rate level was 3.5 %, and unrealised gain on fixed-interest positions totalled NOK 39 million.
[2] A receivable established in connection with the sale of Orkla's interest in Carlsberg Breweries amounts to NOK 4,209 million and will mature in 2006. The total amount including hedge is NOK 4,373 million.

B) Exposure relating to operations

Currency risk management

The Orkla Group's currency exposure relating to operations has different origins and periods of exposure for the different business areas. Most of the sales made by the companies in the Branded Consumer Goods area primarily take place in their respective domestic markets in their own currency, while the companies' expenses include imported goods. In this case the exposure period will depend on when exchange-rate movements will be reflected in prices of sold goods. In the Chemicals business, production is divided between several countries and sales take place all over the world. Currency risks may relate directly to the goods bought and sold, but may also relate to currencies other than those used for invoicing.

Currency risk is therefore handled in accordance with the strategy of each of the business areas, within general limits defined by the Group. According to these limits, contractual cash flows in foreign currency from operations should normally be hedged in full. Expected cash flows are to be partially hedged, but only for a limited period and insofar as it is highly probable that they will be realised. These cash flows are normally hedged for a period of 6–9 months and for some segments of the Chemicals business for up to 3 years.

Outstanding forward contracts [1] for hedging exposure relating to operations

Amounts in million Purchase currency	Amount	Sale currency	Amount	Maturity
NOK	631	USD	85	2005
NOK	87	USD	12	2006
NOK	30	USD	5	2007
NOK	28	USD	4	2008
NOK	218	EUR	25	2005
NOK	213	EUR	25	2006
NOK	97	EUR	11	2007
EUR	15	USD	15	2005
EUR	2	USD	2	2006
EUR	12	SEK	111	2005
CHF	32	USD	27	2005
CHF	22	EUR	14	2005
SEK	111	NOK	101	2005
SEK	30	USD	2	2005
SEK	26	USD	3	2006
USD	7	DKK	39	2005

[1] In currency pairs where the net total of positions is more than NOK 20 million.

The total volume of outstanding hedges relating to operating exposure corresponded to NOK 1,844 million at 31 December 2004, compared with NOK 2,607 million at 31 December 2003.

For cash flow hedges relating to contracts and the like, hedging gains/losses are not set off against the cash flows they are hedging until maturity. Unrealised gains, included forward points, on these hedges totalled NOK 225 million at 31 December 2004 compared with NOK 390 million at 31 December 2003. This gain is mainly connected to hedging in the Chemicals business.

Electric power
Orkla is both a producer and a consumer of electric power. The Group is a net seller of power for the year as a whole, taking into account the long-term contract to purchase power from DNN, which runs until 31 December 2006. In order to optimise factors such as day-to-day variations, seasonal variations and the Group's own production level, Orkla enters into financial contracts that are traded on Nordpool[*]. These contracts are valued as hedging contracts. As of 31 December 2004, Orkla was a net purchaser of power against Nordpool[*] for delivery in the period 1 January 2005 to 1 January 2007. There was an unrealised gain of approximately NOK 27 million on the outstanding financial power contracts as of 31 December 2004. Of the outstanding financial power contracts, NOK 3.4 million was taken to income as of 31 December 2004. The remaining contracts were reported as hedging contracts.

Margin trading was also carried out within given limits against Nordpool[*]. All such positions were closed as of 31 December 2004.

[*] Financial power contracts that are traded on Nordpool have been entered into with Elkem ASA as the counterparty.

Soya beans, soya meal and soya oil
Non-genetically modified soya beans were purchased from Brazil. They were then further processed in Fredrikstad and sold as soya meal or soya oil. There is a high degree of covariation between the prices of soya beans, soya meal and soya oil.

Orkla has hedges against price exposure relating to stocks of soya beans and the processed products soya meal and soya oil by means of futures and options contracts listed on the Chicago Board of Trade (CBOT).

Product price hedging is valued in aggregates. In 2004, significant losses were recognised on soya bean positions due to the lack of covariation between the physical and financial markets in Brazil and the USA. The Group's soya business was extensively restructured in the course of the year. In January 2005, operations relating to the processing of soya beans were transferred to Denofa Soyaproduksjon AS in which Orkla has a 20 % stake. For further information on the restructuring process, see Note 12 and 23.

As of 31 December 2004 there were outstanding financial contracts for the sale of 55,245 tonnes of soya beans against CBOT which hedge the remaining deliveries in 2005. Unrealised gains on these contracts were NOK 0.3 million. All commercial purchase and sales contracts and contracts cleared with the CBOT outstanding as of 31 December 2004 have a duration of less than 3 months.

11 Financing

This note shows the composition of the Group's interest-bearing borrowings. The table gives a breakdown of borrowings according to source and year of maturity. The table also shows the unutilised long-term drawing facilities available to the Group on demand, and when these facilities expire.

The Group's interest-bearing borrowings by type and maturity

Amounts in NOK million	31.12.2004	Maturity 2005	2006	2007	2008	2009	After 2009
Bond issues[1]	**4,667**	1,110	247	1,153	143	1,253	761
Bank loans[2]	**686**	109	14	17	8	4	534
Mortgage institutions insurance companies	**38**	5	7	4	3	2	17
Miscellaneous	**180**	50	72	30	1	0	27
Gross interest-bearing debt	**5,571**	1,274	340	1,204	155	1,259	1,339
Unutilised drawing facilities[2]	**6,125**	1,005	2,115	400	1,281	282	1,042

[1] Bond issues are described separately in this note.
[2] The Group's bank loans are mainly multi-currency agreements with an EUR limit.

At 31 December 2004 the average time to maturity on the Group's interest-bearing borrowings was 3.9 years, compared with 3.4 years at 31 December 2003. Corresponding figures for the Group's unutilised drawing facilities were 3.2 years and 3.3 years, respectively.

The Group also has cash-pools and bank accounts with short term credit limits. Amounts drawn as of 31 December 2004 are included in bank loans above, whereas unutilised credit lines on these accounts are in addition to the figure for unutilised drawing facilities.

Bond issues at 31 Decmeber 2004

ISIN	Coupon[1]	Term	Currency	Outstanding in ccy million	Debt in NOK million[2]
NO 185867	7.40 %	1995/2005	NOK	1,000	876
NO 185873	6.15 %	1998/2005	NOK	250	250
NO 145881	7.60 %	2002/2007	NOK	650	655
NO 145873	2.52 %	2002/2007	NOK	500	500
XS 170907124	2.75 %	2003/2008	EUR	10	82
NO 167018	2.65 %	2002/2009	NOK	600	533
NO 167000	7.15 %	2002/2009	NOK	800	717
XS 174791300	2.84 %	2003/2010	EUR	10	82
NO 177538	6.54 %	2003/2013	NOK	800	564
Private placements					408
Total					4,667

[1] The nominal interest rate is not an expression of the Group's actual interest expense, since various interest-swap agreements have been signed. For actual interest expenses and market value of fixed-interest positions, see note 10 A. Some bond issues have floating interest rates, and for these the current interest rates are shown.
[2] The Group has a part of the outstanding amount in some bonds in own holdings, which are deducted from recognised debt.

12 Provisions

There are three main types of provision: provision for pension liabilities (see note 3), provision for deferred tax (see note 13) and other provisions.

An enterprise has a liability when it is obliged to transfer financial resources to another party at a future date of settlement. The commitment may be self-imposed if the enterprise through its actions has created expectations of its assuming a financial liability in the future, e.g. in the form of a restructuring of operations. Severance pay to employees may be part of such liability. Other provisions for liabilities are largely made up of items relating to various projects in which the Group, through a restructuring of operations, aims to increase future efficiency and earnings. The provisions relate mainly to Orkla Foods, Orkla Media and Chemicals. The provisions are made on the basis of best estimates of expected costs.

Amounts in NOK million	2004	2003	2002
Pension liabilities[1]	**670**	673	615
Deferred tax	**415**	505	289
Other provisions	**572**	338	305
Total	**1,657**	1,516	1,209

[1] Pension liabilities are classified as interest-free because interest expenses are presented together with other pension costs under payroll expenses.

Other provisions

Amounts in NOK million	Orkla Foods	Orkla Media	Chemicals	Other minor provisions	Total
Opening balance at 1 January 2002	37	154	35	34	**260**
Provisions	68	91	12	-	**171**
Used	(10)	(101)	(4)	(11)	**(126)**
Closing balance at 31 December 2002	95	144	43	23	**305**
Provisions	111	52	36	-	**199**
Used	(61)	(79)	(22)	(4)	**(166)**
Closing balance at 31 December 2003	145	117	57	19	**338**
Provisions	82	58	340	10	**490**
Used	(90)	(82)	(84)	-	**(256)**
Closing balance at 31 December 2004	137	93	313	29	**572**

13 Taxes

Taxes

Tax is computed on the basis of profit/loss in the accounts and is broken down into tax payable and deferred tax. Deferred tax is the result of differences between financial accruals and tax accruals. This applies in particular to the depreciation of operating assets, where the straight-line method is used for financial depreciation while the declining-balance method is used for tax purposes. The difference between financial and tax deductions gives rise to deferred tax, implying that the Group has a future tax liability since depreciation in tax terms has been greater than the corresponding depreciation in accounting terms. This will be reversed as both are to be depreciated to zero. Tax is broken down into tax payable to Norway and tax payable to other countries.

Amounts in NOK million	2004	2003	2002
Taxes payable in Norway	**(205)**	(436)	(352)
Taxes payable abroad	**(438)**	(246)	(171)
Total taxes payable	**(643)**	(682)	(523)
Change in deferred tax Norway	**(93)**	(36)	87
Change in deferred tax abroad	**39**	94	62
Total change in deferred tax	**(54)**	58	149
Total tax charge	**(697)**	(624)	(374)
Taxes as % of «Ordinary profit before taxes and minority interests»	**23.3**	31.4	24.1

Deferred tax

Deferred tax represents the Group's tax liabilities that are payable in the future. The table below lists the timing differences between the figures in tax and financial accounting terms.

The table shows the composition of the Group's deferred tax base, and indicates when deferred taxes are payable. However, timing differences may be upheld if operations are continued. Net tax-increasing timing differences mean that taxes relating to tax-increasing and tax-reducing timing differences that are payable within the same accounting period are presented together.

Amounts in NOK million	2004	2003	2002
Tax increasing/(reducing) timing differences			
Fixed assets	**909**	1,572	1,463
Net pension liabilities	**(18)**	(34)	(35)
Profit and loss account etc.	**1,385**	963	718
Other long-term items	**(57)**	(302)	(295)
Total long-term items	**2,219**	2,199	1,851
Short-term receivables	**(66)**	(75)	(60)
Inventories	**135**	172	146
Provisions	**(305)**	(274)	(186)
Shares	**-**	(162)	(32)
Other short-term items	**68**	154	185
Total short-term items	**(168)**	(185)	53
Losses carried forward	**(748)**	(958)	(498)
Basis for computation of deferred tax	**1,303**	1,056	1,406
Net deferred tax	**227**	167	289
Change in deferred tax	**(60)**	122	185
Purchase/sale of companies, translation differences etc.	**6**	(64)	(36)
Change in deferred tax income statement	**(54)**	58	149

Net deferred tax is presented in the balance sheet:

	2004	2003	2002
Deferred tax	**415**	505	289
Deferred tax asset	**188**	338	0
Net deferred tax	**227**	167	289

Reconciliation of the Group's tax per cent

	2004	2003	2002
Tax on ordinary income in Norway	**28.0 %**	28.0 %	28.0 %
Effect of RISK and dividend compensations	**(0.3 %)**	(5.0 %)	(6.2 %)
Effect of tax-free dividends	**(2.8 %)**	-	-
Effect of tax-free capital gains	**(2.8 %)**	-	-
Effect of associates	**(1.5 %)**	(3.9 %)	(3.4 %)
Effect of amortisation/write-down of Group goodwill	**3.7 %**	16.0 %	8.8 %
Effect of foreign activities	**(1.0 %)**	(3.7 %)	(3.1 %)
Group's tax per cent	**23.3 %**	31.4 %	24.1 %

Deferred tax assets have only been recognised in the balance sheet to the extent that it is highly likely that the tax-reducing timing differences will lead to a reduction in taxes payable.

In 2004 Norway amended its taxation legislation, as a result of which share dividends and capital gains are now largely tax-free. Consequently, previously deferred tax assets relating to written-down shares have been expensed.

14 Changes in equity over the last five years

In theory shareholders' equity from one accounting period to the next will grow by the same amount as the Group's profits. There will be exceptions in the case of specific share issues or other direct equity dispositions, e.g. as a result of policy changes. Differences between the opening-balance and closing-balance exchange rates as well as between income-statement (average rates) and balance-sheet (closing rates) exchange rates will likewise have an impact on the Group's total equity. The effect of exchange-rate movements is shown as a separate item. Sales or purchases of own shares are direct equity transactions. Own shares are presented as a reduction in equity.

Amounts in NOK million	Share capital	Own shares	Premium fund	Paid-in equity	Other capital	Orkla ASA	Group reserve	Total
Equity at 31 December 1999	1,370	(13)	721	2,078	9,179	**11,257**	2,310	**13,567**
Own shares owned by Group companies at 31 December 1999	-	(39)	-	(39)	-	-	39	-
Profit for the year Orkla ASA	-	-	-	-	2,311	**2,311**	(2,311)	-
Group contribution, net	-	-	-	-	1,634	**1,634**	(1,634)	-
Allocation to dividend	-	-	-	-	(630)	**(630)**	-	**(630)**
Buy-back of own shares	-	(2)	-	(2)	(33)	**(35)**	-	**(35)**
Group profit for the year (after minority interests)	-	-	-	-	-	-	3,601	**3,601**
Translation difference foreign subsidiaries etc.	-	-	-	-	-	-	(56)	**(56)**
Equity at 31 December 2000	1,370	(15)	721	2,076	12,461	**14,537**	1,910	**16,447**
Own shares owned by Group companies at 31 December 2000	-	(39)	-	(39)	-	-	39	-
Profit for the year Orkla ASA	-	-	-	-	1,286	**1,286**	(1,286)	-
Allocation to dividend	-	-	-	-	(685)	**(685)**	-	**(685)**
Buy-back of own shares	-	(3)	-	(3)	(61)	**(64)**	-	**(64)**
Group profit for the year (after minority interests)	-	-	-	-	-	-	2,269	**2,269**
Translation difference foreign subsidiaries etc.	-	-	-	-	-	-	2	**2**
Equity at 31 December 2001	1,370	(18)	721	2,073	13,001	**15,074**	2,895	**17,969**
Demerger Oktav Invest	-	4	-	4	-	-	(4)	-
Own shares owned by Group companies at 31 December 2001	-	(35)	-	(35)	-	-	35	-
Profit for the year Orkla ASA	-	-	-	-	1,778	**1,778**	(1,778)	-
Allocation to dividend	-	-	-	-	(708)	**(708)**	-	**(708)**
Amortisation of own shares	(18)	18	-	-	-	-	-	-
Buy-back of own shares	-	(15)	-	(15)	(317)	**(332)**	-	**(332)**
Effect of derivatives of own shares	-	-	-	-	(19)	**(19)**	-	**(19)**
Group profit for the year (after minority interests)	-	-	-	-	-	-	1,611	**1,611**
Translation difference foreign subsidiaries etc.	-	-	-	-	-	-	(721)	**(721)**
Equity at 31 December 2002	1,352	(15)	721	2,058	13,735	**15,793**	2,007	**17,800**
Own shares owned by Group companies at 31 December 2002	-	(35)	-	(35)	-	-	35	-
Profit for the year Orkla ASA	-	-	-	-	1,818	**1,818**	(1,818)	-
Allocation to ordinary dividend	-	-	-	-	(817)	**(817)**	-	**(817)**
Allocation to additional dividend	-	-	-	-	(5,155)	**(5,155)**	-	**(5,155)**
Amortisation of own shares	(15)	15	-	-	-	-	-	-
Buy-back of own shares	-	(13)	-	(13)	(209)	**(222)**	-	**(222)**
Effect of derivatives of own shares	-	-	-	-	(31)	**(31)**	-	**(31)**
Group profit for the year (after minority interests)	-	-	-	-	-	-	1,901	**1,901**
Translation difference foreign subsidiaries etc.	-	-	-	-	-	-	103	**103**
Equity at 31 December 2003	1,337	(13)	721	2,045	9,341	**11,386**	2,193	**13,579**
Own shares owned by Group companies at 31 December 2003	-	(35)	-	(35)	-	-	35	-
Profit for the year Orkla ASA	-	-	-	-	1,644	**1,644**	(1,644)	-
Allocation to ordinary dividend	-	-	-	-	(931)	**(931)**	-	**(931)**
Allocation to additional dividend	-	-	-	-	(1,029)	**(1,029)**	-	**(1,029)**
Amortisation of own shares	(10)	10	-	-	-	-	-	-
Buy-back of own shares	-	(38)	-	(38)	(1,171)	**(1,209)**	1,126	**(83)**
Group profit for the year (after minority interests)	-	-	-	-	-	-	14,771	**14,771**
Translation difference foreign subsidiaries etc.	-	-	-	-	-	-	(232)	**(232)**
Equity at 31 December 2004	1,327	(41)	721	2,007	7,854	**9,861**	16,214	**26,075**
Own shares owned by Group companies at 31 December 2004[1)]	-	0	-	0	-	-	0	-

[1)] Own shares owned by A/S Drammen Kjexfabrik, Rederiaktieselskapet Orkla, Chr. Salvesen & Chr. Thams's Comm. A/S and Oktav Invest A.S have been transferred to Orkla ASA.

Changes in share capital

Date/year	Number of shares	Nominal value (NOK)	Type of issue	Amount (NOK million)	Ratio	Correction factor[1]	Share capital (NOK million)
1992	48,746,384	25	bond issue	110.8	1:10	4.44	1,218.7
31 December 1992	48,746,384	25				4.44	1,218.7
31 December 1993	48,747,241	25	conversion			4.44	1,218.7
31 December 1994	48,747,241	25				4.44	1,218.7
31 December 1995	48,747,241	25				4.44	1,218.7
31 December 1996	48,747,241	25				4.44	1,218.7
31 December 1997	49,333,393	25	share issue	14.8		4.44	1,233.3
1998	49,366,359	25	share issue	0.9		4.44	1,234.2
1998	197,465,436	6.25	split		4:1	1.11	1,234.2
31 December 1998	197,465,436	6.25				1.11	1,234.2
1999	197,527,910	6.25	share issue	0.4		1.11	1,234.5
1999	219,246,336	6.25	pre-emptive rights issue	135.7		1.11	1,370.3
31 December 1999	219,246,336	6.25					1,370.3
31 December 2000	219,246,336	6.25					1,370.3
31 December 2001	219,246,336	6.25					1,370.3
2002	216,301,666	6.25	amortisation	(18.4)			1,351.9
31 December 2002	216,301,666	6.25					1,351.9
2003	213,909,416	6.25	amortisation	(15.0)			1,336.9
31 December 2003	213,909,416	6.25					1,336.9
2004	213,302,265	6.25	amortisation	(10.0)			1,326.9
31 December 2004	213,302,265	6.25					1,326.9

[1] The correction factor is multiplied by the number of old shares to make these figures comparable to the number of shares in 2004.

Summary of RISK-calculation for Orkla's shareholders (concerns only shareholders who are subject to tax in Norway)

The tax value is made up of the cost price of the shares (cost price of shares acquired before 1 January 1989 adjusted upwards) plus accumulated RISK, adjusted for dividends in the years of purchase and sale. Account has been taken of the share split on 15 May 1998.

Amounts in NOK

Year of purchase	The year's RISK at 1 January	Accumulated RISK for the year of purchase	Dividend paid out	Dividend date
Including 1992	-	18.25	0.85	14.05.1992
1993	(0.60)	18.85	0.94	15.05.1993
1994	3.90	14.95	1.03	10.05.1994
1995	3.23	11.72	1.25	10.05.1995
1996	3.84	7.88	1.50	08.05.1996
1997	6.21	1.67	1.75	07.05.1997
1998	5.16	(3.49)	2.13	07.05.1998
1999	2.40	(5.89)	2.25	06.05.1999
2000	5.27	(11.16)	2.50	04.05.2000
2001	9.89	(21.05)	3.00	03.05.2001
2002	(0.15)	(20.90)	3.25	02.05.2002
2003	7.21	(28.11)	3.40	30.04.2003
2004	(20.26)	(7.85)	29.00	29.04.2004
2005	(7.85)		9.50[1]	14.04.2005

[1] Proposed dividend.

The table shows accumulated RISK for the Orkla share at different purchase dates. When calculating taxable gain on a sale in 2005, accumulated RISK for the year of purchase is adjusted for the following factors:
- If the sale takes place before the year's dividend is paid the dividend can be added.
- If the share was bought in 1992 or 1993 after the dividend for the year was paid out it can be added.
- If the share was bought before the dividend was paid out in a year from 1994 onward, the unpaid dividend in the year of purchase must be deducted.
- Pursuant to a new decision, RISK at 1 January 2003 has been corrected from NOK 7.17 to NOK 7.21.
- Pursuant to a new decision, RISK at 1 January 2004 has been corrected from NOK -20.67 to NOK -20.26.
- RISK at 1 January 2005 is Orkla's estimate. If the estimate varies from the finally determined RISK, the figure must be adjusted for the variance.

For Orkla shares bought before 1 January 1989 the cost price as at 1 January 1992 is adjusted upwards to:
Free A share NOK 39.08
A share NOK 38.20
B share NOK 35.98

Own shares

Amounts in NOK 1,000	Nominal value	Number of shares
Shares owned by Orkla ASA	40,725	6,516,071

In 2004 Orkla ASA purchased all the shares that were formerly owned by its subsidiaries.

Changes in own shares

	Amount (NOK million)	Number of shares
Balance 31 December 2003		7,720,183
Purchase of own shares	186[1]	1,077,135
Redemption of options in own shares	(64)	(449,156)
Share purchase programme for Orkla employees	(40)[2]	(224,940)
Reduction of share capital	(10)	(1,607,151)
Balance 31 December 2004		6,516,071

[1] Including brokerage fee.
[2] Before discount.

In addition, 1,923,845 options were issued, see note 3 ("Payroll expenses") to the Group accounts.

These share purchases were made because the Board of Directors regarded the investments as being to the shareholders' advantage. Some of the shares that were purchased were intended for use in the employee share purchase programme.

Authorisation

The Board of Directors has an authorisation granted on 30 April 2003 and valid until the Ordinary General Meeting in 2005 to increase the share capital by issuing new shares for a total of up to NOK 90,000,000 divided between up to14,400,000 shares, with a nominal value of NOK 6.25 each, without pre-emptive rights for existing shareholders.

The General Meeting resolved on 29 April 2004 to give the Board authorisation to acquire shares in Orkla ASA limited to 15.0 million shares until 28 October 2005.

At the General Meeting on 14 April 2005 the Board will propose that these authorisations be renewed.

For further information about shareholders' equity, see «Shares and shareholders», pages 47–49.

15 Joint ventures

Joint ventures are investments undertaken by the Group in cooperation with external partners. The Group's involvement is accounted for by including its pro-rata share of income, expenses, assets and liabilities in the consolidated financial statements. The Group has more limited access to e.g. the liquidity of these companies than that of its subsidiaries, and joint ventures will not be represented in the Group cash pool system. Joint ventures normally have independent financing. In view of the more limited access to joint ventures, the table below shows how many of the main accounting items this type of involvement represents.

The Group's main joint ventures comprise Hjemmet Mortensen (50 %), Presspublica (Rzeczpospolita) (51 %) and Chips Scandinavian Company (40 % of the voting rights and 38 % of capital), and are included line by line in the financial statements.

Hjemmet Mortensen was established in 1992 when Orkla and Egmont merged their respective weekly magazine publishing companies into a jointly (50/50) owned and controlled company. At the time the company was established, Egmont's share of the invested assets was valued at 60 % and Orkla's share at 40 %. On this basis, Egmont receives an extra return, contingent on profit, which is reported in Orkla's consolidated financial statements as financial items. In 2004, the amount totalled NOK 33 million, and NOK 31 million in 2003. If the company is dissolved or if Orkla sells its shares in Orkla Media or Hjemmet Mortensen, Egmont has a conditional right to increase its interest in the company to 60 % without making any further cash payment.

Presspublica Holding Norge AS (wholly-owned by Orkla Media AS) owns 51% of Presspublica Sp.z o.o.. The shares in the newspaper were acquired in May 1996, since when the shareholding has been treated for accounting purposes as a joint venture. The reason for the decision to treat and consolidate the shareholding and the company as a joint venture was that the owners were regarded as two equal partners, neither of whom had a controlling influence. Furthermore, they had a common business concept and agreed on the fundamentals of the further development of the newspaper.

The respective amounts for operating revenues, operating profit, cash and cash equivalents and total assets are included in the consolidated financial statements (before goodwill) as follows:

Amounts in NOK million	2004	2003	2002
Operating revenues			
Hjemmet Mortensen	**797**	768	745
Presspublica	**248**	224	229
Chips Scandinavian Company	**544**	502	419
Operating profit before goodwill amortisation			
Hjemmet Mortensen	**173**	161	140
Presspublica	**23**	24	16
Chips Scandinavian Company	**92**	88	71
Cash and equivalents			
Hjemmet Mortensen	**218**	211	168
Presspublica	**161**	124	90
Chips Scandinavian Company	**94**	56	49
Total assets before goodwill			
Hjemmet Mortensen	**381**	375	361
Presspublica	**321**	270	249
Chips Scandinavian Company	**444**	397	290

16 Minority interests

Minority interests consist of external ownership interests in subsidiaries. Minority interests in Orkla are only significant in Orkla Media.

Amounts in NOK million	2004	2003	2002
Minority interests' share of:			
Depreciation	**25**	28	15
Operating profit	**64**	42	29
Ordinary profit before tax and minority interests	**63**	42	36
Taxes	**15**	7	8
Development in minority interests:			
Minority interests at 1 January	**247**	225	180
Minority interests' share of profit[1]	**48**	35	28
Increase due to acquisition of new companies	**3**	68	67
Decrease due to further acquisition of shares in subsidiaries	**(28)**	(50)	(13)
Balance of dividend to minority interests and translation differences	**(41)**	(31)	(37)
Minority interests at 31 December	**229**	247	225
Minority interests relating to:			
Orkla Foods	**57**	57	42
Orkla Brands	**3**	3	2
Orkla Media	**147**	143	139
Chemicals	**16**	29	24
Others	**6**	15	18
Total	**229**	247	225

[1] A spesification of minority interests per business area may be found on pages 37–39.

17 Mortgages and guarantees

Mortgages and guarantees show how large a part of the Group's assets is pledged to the benefit of external creditors such as lenders. Claims given priority by law (taxes, duties, salaries etc.) must also be taken into consideration in the event of a bankrupty or winding-up. The table shows that the book value of secured assets is far greater than the corresponding liabilities. The Group's most important loan agreements are based on a negative pledge and hence the Group can only to a very limited extent mortgage its property to secure its liabilities.
Guarantee commitments are made as part of the Group's day-to-day operations and in connection with participation in general and limited partnerships. Guarantee liabilities cover different types of guarantees such as surety, rent guarantees, joint and several liabilities and guarantees for other payments.

Amounts in NOK million	2004	2003	2002
Liabilities secured by mortgages	**204**	107	91
Mortgaged assets			
Machinery, vehicles, etc.	**406**	241	217
Buildings and plants	**168**	106	92
Other real property	**135**	123	99
Inventories, etc.	**35**	31	152
Total book value	**744**	501	560
Guarantees			
Joint and several liabilities	**-**	-	3
Subscribed, uncalled limited partnership capital	**611**	481	660
Other guarantee liabilities	**173**	175	251
Total guarantee liabilities	**784**	656	914

18 Investments in associates

Investments in associates are investments of a strategic nature in enterprises in which the Group must be regarded as having a significant influence by virtue of its shareholding. Such investments are accounted for in the income statement by the Group reporting its share of the enterprise's result after tax and deductions for the amortisation of excess values if any (goodwill etc). Interests in associates are presented at cost in the balance sheet with additions for the accumulated results, but with deductions for accumulated amortisation of goodwill etc. and any dividends received. Dividends represent the distribution of accrued assets and cannot be taken to income since the Group's share of the profits has already been recognised in the accounts.

Amounts in NOK million	Jotun	Chips	Asker og Bærums Budstikke	Bergens Tidende	Media companies Denmark	Miscellaneous	**Total Industry division**	Enskilda Securities	Miscellaneous	**Total from associates**
Book value 1 January 2002	*1,008*	*178*	*52*	*94*	*65*	*198*	***1,595***	*210*	*15*	***1,820***
Additions/disposals in 2002					(16)	(102)	**(118)**	9		**(109)**
Additions/disposals in 2003			4		(4)	(2)	**(2)**	(689)		**(691)**
Additions/disposals in 2004		81				(20)	**61**		(7)	**54**
Share of profit 2002	143	20	1	3	(7)	64	**224**	30		**254**
Share of profit 2003	92	23	9	9		7	**140**	518		**658**
Share of profit 2004	116	17	6	14	2	4	**159**			
Dividends/price adjustments 2002	(53)	(8)	(9)	(5)	(20)	(5)	**(100)**	(42)		**(142)**
Dividends/price adjustments 2003	(125)	(59)	(9)	(6)	(3)	(5)	**(207)**	(36)		**(243)**
Dividends/price adjustments 2004	(31)	16	(10)	(8)	(1)	(10)	**(44)**			**(44)**
Book value at 31 December 2002	1,098	190	44	92	22	155	**1,601**	207	15	**1,823**
Book value at 31 December 2003	1,065	154	48	95	15	155	**1,532**		15	**1,547**
Book value at 31 December 2004	1,150	268	44	101	16	129	**1,708**		8	**1,716**
Amortisation excess values/goodwill 2002	(4)	(2)	(2)	(1)		(2)	**(11)**			**(11)**
Amortisation excess values/goodwill 2003	(4)	(2)	(2)	(1)		(2)	**(11)**			**(11)**
Amortisation excess values/goodwill 2004	(4)	(3)	(2)	(1)		(2)	**(12)**			**(12)**
Book value at 31 December 2002 excess values/goodwill	12	28	17	7	8	15	**87**			**87**
Book value at 31 December 2003 excess values/goodwill	9	26	17	7		15	**74**			**74**
Book value at 31 December 2004 excess values/goodwill	5	86	15	6		20	**132**			**132**
Share owned at 31 December 2004[1] (%)	42.5	22.8	30.8	28.5						

[1] The percentage of shares held corresponds to voting rights, except in the case of Jotun and Chips Abp, where the Group has 38.2 % and 18.3 % of the voting rights.

Main figures for Jotun (100 % figures):

Amounts in NOK million	**2004[1]**	**2003**	**2002**
Operating revenues	**6,075**	5,476	5,580
Operating profit	**493**	431	462
Profit after taxes and minority interests	**295**	269	256
Total assets	**4,540**	4,089	3,968

[1] Preliminary figures

[19] Research and development (R&D)

The Group's business areas had R&D costs totalling NOK 213 million in 2004 (NOK 215 million in 2003). None of the costs meet the requirements for recognition in the balance sheet.

The costs relate mainly to Orkla Foods, Orkla Brands and Chemicals.

Development work in Orkla Foods is market-driven and involves, among other things, establishing new products, line extensions, formula optimisation, packaging development and innovation projects (use of new technology).

Most of Orkla Brands' costs are linked to development work with Unilever and development work in Nidar.

The aim of Chemicals' R&D work is to «get closer to the customer». The work is divided into three main components: process development (production), product development and technical customer service. Process development primarily involves arriving at optimum production processes for customer specific products or improving existing processes. Product development involves developing new products or improving existing ones, often in collaboration with customers. Technical customer service involves the transfer of expertise where the point is to offer the customer more than the physical products.

20 Tangible and intangible assets

This table shows the Group's investments in tangible assets (machinery, buildings and plants etc.) and intangible assets, primarily represented by goodwill. The difference between these two types of investment is that while tangible assets are exposed to wear and tear during use, thereby creating a need for re-investment, the «use» of goodwill in the form of amortisation has a different meaning financially. Even though goodwill is amortised for accounting purposes, during normal operations the real value of goodwill will normally increase rather than decrease over time. According to Norwegian GAAP goodwill must be amortised and in Orkla this is done over a maximum of 20 years. This note shows historical and book values per group of assets, so that the user can see what values have been invested in the business and what phase the different assets are in. Fixed assets are depreciated on a straight line basis using the following rates: Buildings 2–4 %, machinery, fixtures and fittings 5–15 %, transport equipment 15–25 % and computer equipment 16–33 %.

Tangible assets

Amounts in NOK million	Land, buildings and other property	Machinery and assets	Assets under construction	Fixtures and, fittings, vehicles, EDP etc.	Total tangible assets	Intangible assets[1]	Total
Cost at 1 January	6,693	10,508	722	2,267	20,190	8,075	**28,265**
Write-downs at 1 January	(49)	(43)		(69)	(161)	(955)	**(1,116)**
Depreciation at 1 January	(2,191)	(6,567)	(4)	(1,605)	(10,367)	(3,730)	**(14,097)**
Book value at 1 January	4,453	3,898	718	593	9,662	3,390	**13,052**
Companies acquired/acquisition minority	40	37	4	5	86	515	**601**
Investments in the year	77	836		208	1,121	36	**1,157**
Transferred from assets under construction	74	152	(226)				
Disposals book value	(299)	(127)		(10)	(436)	(1)	**(437)**
Write-downs in the year	(29)	(156)		(2)	(187)	(6)	**(193)**
Depreciation in the year	(230)	(682)	(6)	(216)	(1,134)	(451)	**(1,585)**
Currency translation differences	(10)	(9)		(7)	(26)	(24)	**(50)**
Book value at 31 December	4,076	3,949	490	571	9,086	3,459[2]	**12,545**
Lease agreements (rental) not included in the balance sheet	178	21		159	358		**358**

[1] Goodwill amounts to NOK 3,247 million of book value at 31 December. The remainder consists of proprietary/specially adapted IT-systems. This year's ordinary depreciation and write-downs of goodwill amount to NOK 391 million.
[2] In addition to the intangible assets shown above, a deferred tax asset of NOK 188 million is also included in the balance sheet (NOK 338 million in 2003).

Goodwill etc. distributed between major acquisitions

Amounts in NOK million	Year acquisition: Amortisation time	Amortisation in 2004[1]	Book value at 31 December
Procordia/Abba Seafood	1995: 20 years	(99)	**1,064**
Credin	2002: 20 years	(9)	**152**
Bob Industrier	1993: 20 years	(13)	**114**
Odense Marcipan	1990: 20 years	(11)	**59**
Others Orkla Foods		(63)	**595**
Det Berlingske Officin Group		(26)	**200**
Media Poland		(56)	**246**
Hjemmet Mortensen Group		(19)	**109**
Drammens Tidende og Buskeruds Blad	1994: 20 years	(10)	**86**
Others Orkla Media		(32)	**303**
Göteborgs Kex	1994: 20 years	(17)	**138**
Household Textiles		(8)	**92**
Others Orkla Brands		(17)	**102**
Miscellaneous, including effects of equity hedging		(11)	**(13)**
Total		(391)	**3,247**

[1] Charged to operating profit, see also note 18 for total goodwill amortisation in associates.

Reconciliation of additions 2004 against cash flow statement (see page 14)

Amounts in NOK million		
Additions 2004 as presented above		1,758
Replacement expenditures and environmental investments, (cash flow)	1,077	
Expansion investments, (cash flow)	27	
Tangible assets and goodwill from acquired companies	601	
Investments Financial Investments division	51	
Change in accounts payable investments	2	1,758

Business combinations 2004

Amounts in NOK million

Company		Date of purchase	Interest bought (%)	Acquisition cost	Goodwill
Orkla Foods:	Bakehuset, Norway	January 2004	100 %	257	221
	Spilva, Latvia	May 2004	100 %	80	34
	Elbro, Poland	November 2004	100 %	35	21
Orkla Media:	Echo Media and Slowo Media, Poland	April 2004	100 %	74	68
	Other acquisitions in Eastern Europe	-	-	38	34
	Minor acquisition in Berlingske, Denmark	-	-	11	11
	Minor acquisitions in Hjemmet Mortensen	-	-	18	19
	Tinde and Opoint, Norway	December 2004	100 %	81	50
Orkla Brands:	Trope[1], Denmark	January 2004	100 %	10	10
Chemicals:	Biotech, Austria	January 2004	100 %	44	47
Total business combinations				648	515

[1] Acquired by Chips Scandinavian Company.

Business combinations in 2004 have not entailed any decisions to sell fixed assets. A provision of NOK 38 million was made in Orkla Foods for restructuring in connection with acquisitions. Furthermore, the acquisition of interests in associates totalled NOK 103 million.

21 Long-term cooperation agreements

Long-term cooperation agreements are agreements with external cooperating partners whereby the Group has the right to sell and market specific products for a limited period. The most important agreements of this kind are listed below.

The Unilever agreement
Orkla has a cooperation agreement with Unilever relating to detergents and personal care/cosmetic products. This agreement, which was originally signed in 1958, was renegotiated in 1995. The renegotiated agreement continues the cooperation on the same main business principles as previously, and runs until 2014.

22 Other matters

This note describes circumstances that may be of significance in assessing the Group's financial position that are not otherwise evident from the figures.

Dragsbæk
Orkla Foods has an obligation to purchase additional shares in Dragsbæk Margarinefabrik A.S (50 %) and Margarinefabriken Blume IS (50 %). The two companies are included in the consolidated financial statements. Orkla's current holdings were acquired in 1989 for approximately NOK 45 million. The price for additional shares will be based on an indexation of this amount, adjusted for the development in earnings during the three years prior to the obligation/right being exercised. Further purchases are expected to be made in 2006.

Events since the balance sheet date
Since the balance sheet date, Orkla has acquired shares in Elkem, making its total shareholding 50.03 %. Orkla must therefore make a mandatory public offer to purchase all the remaining shares in Elkem ASA and in Elkem's Swedish subsidiary Sapa. These offer processes are expected to be completed in the first half of 2005. With a 100 % acceptance rate, this will represent investments of NOK 7.0 billion and NOK 1.6 billion respectively.

Orkla ASA has made an offer for Chips Abp. As of 31 December 2004 Orkla held 22.8 % of Chips shares and Orkla has made a cash offer of EUR 22.85 per share for the remaining shares. The most important conditions for Orkla's offer are that an extraordinary general meeting of Chips must remove the limitations on voting rights in its Articles of Association and that Orkla must obtain at least 70 % of the votes and capital (including Orkla's own shares), with the proviso that Orkla nevertheless has the right to complete the offer even if the conditions are not met. The total amount payable if the offer is accepted in full is EUR 320 million (NOK 2.6 billion). The offer is also conditional upon the EU's approval of the acquisition.

Denofa's operations are being restructured as from 1 January 2005, see note 10 B.

23 Other revenues and expenses

Other revenues and expenses are income statement items of a special nature and of material importance to the business areas. These have been entered collectively as a separate item to improve the comparability of the remaining items in the income statement. These items must each amount to at least NOK 25 million to qualify for posting as «Other revenues and expenses». The sum of several similar items may also qualify provided that the total amounts to more than NOK 25 million.

Amounts in NOK million	2004	2003	2002
Restructuring and write-down Denofa	**(515)**		
Restructuring and write-down Synthesis (Italy, USA and China)	**(250)**		
Restructuring Borregaard	**(50)**		
Repayment from strike fund Berlingske	**61**		
Restructuring Berlingske	**(54)**		
Donation in connection with Orkla's 350th anniversary	**(35)**		
Gain on sale of Karenslyst allé 12-14	**188**		
Write-down goodwill in Det Berlingske Officin		(712)	
Gains on disposal of Slowo Media		53	
Restructuring Berlingske		(53)	
Restructuring projects Orkla Foods		(50)	
Restructuring Denofa		(28)	
Gains on disposal of power station			129
Gains on disposal of Kemetyl			25
Write-down and restructuring Chemicals			(109)
Restructuring Orkla Foods			(59)
Write-downs and restructuring Berlingske			(120)
Total	**(655)**	(790)	(134)
Of this:			
Write-downs tangible assets	**(187)**	(22)	(85)
Write-downs intangible assets	**-**	(715)	(100)

24 Discontinued operations

Orkla Beverages (40 % of Carlsberg Breweries) was divested on 19 February 2004, generating proceeds of NOK 17,471 million and a book gain of NOK 12,529 million. The gain is assumed to be tax-free. In line with previous practice, no account has been taken of accumulated translation differences in calculating the gain. Profit from the beverages business was insignificant in 2004, and is included on the same line as the gain "discontinued operations". In the comparative figures, the net profit from the beverages business is presented correspondingly on one line in the balance sheet. In the cash flow statement, the beverages business has been removed as from 1 January 2002.

The settlement from Carlsberg Breweries consisted partly of a bank-guaranteed receivable that will fall due in February 2006. This receivable has been recognised as a long-term receivable and disclosed in note 2.

The sale of Orkla Beverages was reported in detail in Orkla's Annual Report for 2003, and reference is made to that report for further information and to the historical key figures in the Annual Report for 2004.

FINANCIAL STATEMENTS FOR ORKLA ASA

The financial statements of the holding company Orkla ASA cover, in addition to all Head Office activities, the Group's share portfolio, the Peter Möller business and real estate activities which for business purposes are grouped under Orkla Eiendom.

Activities at the Head Office include the Group's senior management and staff functions in the following departments: information, legal, corporate development, personnel, accounting/finance and internal audit. The staff departments largely carry out assignments for the Group's other companies, and charge the companies for these services.

The Orkla Treasury Centre acts as a Group bank which is responsible for the Group's external financing, management of the Group's liquidity and overall management of the Group's foreign exchange and interest risks.

All holdings in subsidiaries are presented using the cost method. In certain cases the notes for the Group will include Orkla ASA.

Income statement

Amounts in NOK million	Note	2004	2003
Revenues		**361**	347
Other operating revenues		**148**	138
Cost of materials		**(66)**	(62)
Payroll expenses	1	**(168)**	(160)
Other operating expenses		**(256)**	(228)
Ordinary depreciation of fixed assets	5	**(17)**	(17)
Other revenues and expenses		**(35)**	0
Operating profit		**(33)**	18
Income from investment in other companies		**685**	467
Financial income, Group companies (incl. Group contributions)		**977**	2,200
Other financial income		**151**	234
Financial expenses, Group companies		**(143)**	(175)
Other financial expenses		**(668)**	(876)
Net agio/disagio		**306**	107
Portfolio gains		**580**	278
Profit before tax		**1,855**	2,253
Taxes	7	**(211)**	(435)
Profit for the year		**1,644**	1,818
Allocated to ordinary dividend		**(931)**	(817)
Allocated to additional dividend		**(1,029)**	(5,155)
Allocated from (to) other equity		**316**	4,154

Cash flow statement

Amounts in NOK million	2004	2003
Operating profit	**(33)**	18
Depreciation and write-downs	**17**	17
Changes in net working capital	**111**	86
Cash flow from operating activities	**95**	121
Sales of tangible assets	**0**	0
Replacement expenditure and environmental investments	**(9)**	(17)
Free cash flow from operating activities	**86**	104
Dividends received	**1,010**	465
Financial items, net	**365**	(538)
Free cash flow before tax	**1,461**	31
Net investments in subsidiaries	**80**	(71)
Net purchase/sale of portfolio investments	**(529)**	677
Taxes paid	**(200)**	(85)
Dividends paid	**(5,985)**	(701)
Net received Group contribution	**1,695**	1,025
Net buy-back of own shares	**(1,209)**	(253)
Miscellaneous	**0**	22
Cash flow after capital transactions	**(4,687)**	645
Change in interest-bearing liabilities	**(6,469)**	2,398
Change in financial investments	**11,156**	(3,043)
Change in net interest-bearing liabilities	**4,687**	(645)
Net interest-bearing liabilities	**9,342**	4,655

Balance sheet

Assets

Amounts in NOK million	Note	2004	2003
Deferred tax assets	7	**0**	34
Fixed assets	5	**139**	147
Investments in subsidiaries	6	**9,881**	9,967
Loans to Group companies		**1,770**	13,121
Shares and investments in other companies		**263**	220
Other financial assets		**113**	67
Long-term assets		**12,166**	23,556
Inventories		**35**	27
Receivables		**918**	210
Loans to Group companies		**1,072**	3,429
Portfolio investments	See note 9 Group	**12,428**	11,451
Cash and cash equivalents		**407**	593
Short-term assets		**14,860**	15,710
Total assets		**27,026**	39,266

Equity and liabilities

Amounts in NOK million		2004	2003
Paid in equity	See note 14 Group	**2,007**	2,045
Earned equity		**7,854**	9,341
Equity		**9,861**	11,386
Long-term liabilities to Group companies		**2,170**	1,608
Provisions		**24**	2
Other long-term liabilities		**4,999**	12,527
Long-term liabilities and provisions		**7,193**	14,137
Certificate loans		**0**	586
Tax payable		**170**	247
Short-term liabilities to Group companies		**7,516**	6,060
Dividends		**1,955**	5,979
Other short-term liabilities		**331**	871
Short-term liabilities		**9,972**	13,743
Equity and liabilities		**27,026**	39,266

NOTES FOR ORKLA ASA

1 Wages and pension related items

Amounts in NOK million	2004	2003
Wages and holiday pay	(104)	(101)
National insurance contribution	(22)	(17)
Remuneration of the Board, Corporate Assembly and other related costs[1]	(36)	(33)
Net pension costs	(6)	(9)
Payroll expenses[2]	(168)	(160)
Number of employees (average)	148	151

[1] Including costs relating to discounted sales of shares to employees totalling NOK 8 million (NOK 6 million in 2003).
[2] See note 4.

Breakdown of net pension costs

Amounts in NOK million	2004	2003
Present value of the year's accumulated pension benefits (including national insurance contribution)	(5)	(9)
Interest expense on pension liability	(9)	(11)
Expected return on pension funds	12	13
Amortisation of deferred liabilities due to deviation from plan/assumptions	(1)	(2)
Net pension costs defined benefit plans	(3)	(9)
Contribution plans	(3)	-
Net pension costs	(6)	(9)

Breakdown of net pension liability at 31 December

Amounts in NOK million	2004	2003
Gross pension liability	(181)	(208)
Pension funds (market value)	183	207
Actual net pension funds	2	(1)
Unamortised deviation from plan/assumptions	50	53
Capitalised net pension funds	52	52
Capitalised pension funds	53	54
Capitalised pension liability	(1)	(2)

Breakdown of pension (market value) at 31 December

	2004	2003
Cash and cash equivalents	6 %	2 %
Money market investments	5 %	12 %
Bonds	59 %	56 %
Real estate	10 %	-
Shares	20 %	30 %
Total pension funds	100 %	100 %

2 Guarantees and mortgages

Amounts in NOK million	2004	2003
Subscribed, uncalled limited partnership capital	611	439

3 Loans to employees

Other receivables include loans to employees in the Group totalling NOK 43 million.

4 Remuneration and contractual arrangements

In 2004 the Group Executive Board consisted of Group President and CEO Finn Jebsen, Executive Vice President Halvor Stenstadvold, Executive Vice President Dag J. Opedal and Executive Vice President Roar Engeland. Their total salaries and remuneration were as follows:

Amounts in NOK	Total salary	Pension expense	Other reportable benefits
Finn Jebsen	3,607,004	740,000	132,053
Roar Engeland	2,485,684	394,875	140,848
Dag J. Opedal	2,514,980	368,047	172,158
Halvor Stenstadvold	2,526,478	877,996	168,038

At the request of the Board of Directors, Finn Jebsen resigned from his post as Group President and CEO on 24 January 2005. Pursuant to his contract, Mr Jebsen has a 6-month period of notice and is entitled to 18 months' post-employment salary. 75 % of any income he may receive from another permanent post will be deducted from his post-employment salary. Mr Jebsen will retain his cash bonus programmes (synthetic options) and options (see table below). Of these, 100,000 synthetic options awarded on 10 July 1995 must be exercised within six months and the others on the original terms. The agreement was confirmed by the Board of Directors 8 February 2005.

Mr Jebsen has accumulated pension rights that entitle him to retire at the age of 62 with a pension equivalent to 59 % of his salary upon retirement.

Executive Vice President Dag J. Opedal has been appointed to the post of Acting Group President and CEO. During the period in which he functions in this post, he will receive additional compensation of NOK 101,838 per month. His other conditions remain unchanged.

The members of the Group Executive Board participate in a bonus programme that is linked to the performance of the Orkla share (cf. note 3 to the Group Accounts) as of 31 December 2004.

	Number		Award date	Strike price	Final exercise date
Finn Jebsen	100,000	C	10.07.1995	26.86*	31.07.2005
	75,000	O	06.03.2001	170.80	06.03.2007
	75,000	O	07.03.2002	140.00	07.03.2008
	75,000	C	28.02.2003	80.05	28.02.2009
	75,000	O	05.03.2004	191.15	05.03.2010
Roar Engeland	18,000	C	05.01.1998	97.14*	31.12.2005
	10,000	C	22.02.2000	110.88*	15.12.2006
	50,000	O	23.05.2001	138.00	15.12.2007
	40,000	O	05.07.2002	140.00	05.07.2008
	40,000	C	28.02.2003	80.05	28.02.2009
	40,000	O	05.03.2004	191.15	15.12.2009
Dag J. Opedal	18,000	C	05.01.1998	97.14*	30.10.2024
	12,000	C	24.06.1999	97.26*	15.12.2006
	50,000	O	23.05.2001	138.00	15.12.2007
	40,000	O	05.07.2002	140.00	05.07.2008
	40,000	C	28.02.2003	80.05	28.02.2009
	40,000	O	03.03.2004	191.15	15.12.2009
Halvor Stenstadvold	50,000	O	23.05.2001	138.00	30.10.2006
	40,000	O	05.07.2002	140.00	30.10.2006
	40,000	C	28.02.2003	80.05	30.10.2006

O=Option, C=Cash bonus
In 2004 the exercise price was reduced by the amount of the extraordinary dividend (NOK 25 per share) that was paid out in connection with the sale of Orkla's stake in Carlsberg Breweries A/S.
*The exercise price is linked to the consumer price index. Index as of 15.12.2004.

The company and Mr Engeland, Mr Opedal and Mr Stenstadvold each have a period of notice of six months. If the company or the employee, by mutual agreement and in the best interests of the company, terminates the employment contract, the employee will receive a salary and contractual benefits for 12 months after the period of notice. 75 % of any income from another permanent post will be deducted from post-employment pay.

Shares and loans to senior employees (and close associates) as of 31 December 2004

	Shares	Interest-bearing loans (NOK)
Finn Jebsen	239,676	-
Roar Engeland	13,102	-
Dag J. Opedal	16,713	338,659
Halvor Stenstadvold	12,600	1,150,300

All loans are secured by mortgages on real estate and covered by credit insurance. The interest rate is the lowest rate at any given time that does not entail a taxable benefit on a low-interest loan pursuant to the rules of the Directorate of Taxes. Loans fall due at the latest on the date of termination of employment.

Remuneration of the Board of Directors and Corporate Assembly
Remuneration for the Board of Directors amounted to NOK 2,521,846 in fees and NOK 4,529 in other compensation. Remuneration for the Corporate Assembly totalled NOK 689,965 in fees and NOK 5,148 in other compensation.

Remuneration rates 2004
Amounts in NOK

Chairman of the Board of Directors (annual fee)	450,000
Members of the Board (annual fee)	230,000
Employee-elected Board observer (annual fee)	115,000
Deputies to employee-elected members (per meeting)	20,000
Deputies to observers (per meeting)	10,000
Chairman of the Corporate Assembly (annual fee)	110,000
Deputy Chairman of the Corporate Assembly (annual fee)	27,500
Chairman, deputy chairman, members, deputy members and observers (per meeting)	5,500

An arrangement was established in 2004 whereby members of the Board of Directors receive additional remuneration per meeting, equivalent to the attendance fees received by members of the Corporate Assembly, if they participate in more than 12 Board or committee meetings per calendar year.

Share ownership of the members of the Board of Directors is presented on page 80.

Fees to Group auditor	2004	2003
Parent company	**NOK**	NOK
Audit	**1,035,034**	981,750
Other attest	**13,000**	62,000
Tax	**1,536,016**	990,157
Group	**NOK million**	NOK million
Audit	**22**	17
Other attest	**3**	4
Tax	**5**	1
Audit fee to other auditor firms	**3**	5

5 Fixed assets

Amounts in NOK million	Land and other property	Assets under construction	Buildings	Machinery, fixtures and, fittings, vehicles etc.	Total tangible assets
Cost at 1 January	18	2	147	152	**319**
Depreciation at 1 January	-	-	(60)	(112)	**(172)**
Book value at 1 January	18	2	87	40	**147**
Investments in the year	-	2	2	5	**9**
Disposals book value	-	-	-	-	**-**
Ordinary depreciation and write-downs in the year	-	-	(6)	(11)	**(17)**
Book value at 31 December	18	4	83	34	**139**
Depreciation rates	-	-	0-5 %	13-23 %	**-**
Leases not included in the balance sheet (rental)	-	-	9	5	**14**

6 Shares in subsidiaries (directly owned)

Amounts in NOK million	Book value	Company's share of capital
Procordia Food AB	5,469	100 %
Orkla Foods A.S	517	100 %
Bakers AS	249	100 %
Lilleborg as	87	100 %
Sætre AS	11	100 %
Swebiscuits AB	512	100 %
Nidar AS	110	100 %
Orkla Media A.S	1,262	100 %
Borregaard Industries Limited		
Ordinary shares	271	100 %
Preference shares	43	99.9 %
Denofa A.S	92	100 %
Borregaard NEA AS	101	100 %
Borregaard Skoger A.S	3	100 %
Orkla Finans ASA	56	100 %
Orkla Eiendom A.S	244	100 %
Oktav Invest A.S	61	100 %
Chr. Salvesen & Chr. Thams's Comm. A/S	44	100 %
Vfot AS	27	100 %
Viking Askim A.S	60	100 %
Rederiaktieselskapet Orkla	-	100 %
Drammen Kjexfabrik	105	100 %
Nora A.S	1	100 %
NINO	25	100 %
Karenslyst Holding	20	100 %
Scan-TV A.S	453	100 %
Reach AS	10	100 %
EXEX AS	10	100 %
Orkla Invest AB	38	100 %
Total	9,881	

Only the directly owned subsidiaries are included in the above table. The Group also has indirect ownership of approximately another 300 subsidiaries, the profit/loss and equity of which are important in the evaluation of the above companies. The most important indirectly-owned subsidiaries are shown in the group directory at the end of the annual report.

7 Relationship between profit before tax and the year's tax base for Orkla ASA

Amounts in NOK million	2004	2003
Ordinary profit before tax	**1,855**	2,253
Timing differences:		
Accruals financial derivatives	**(54)**	24
Change in other timing differences	**(5)**	64
Total	**(59)**	88
Permanent differences::		
Non-deductible expenses	**37**	52
RISK adjustments for shares sold	**(32)**	(75)
Tax-free dividends, Group contributions and capital gains	**(941)**	-
Write-down of shares in subsidiaries	**137**	-
Non-deductible interest and other permanent differences	**105**	80
Total	**(694)**	57
Total taxable income	**1,102**	2,398
Tax computed	**(149)**	(576)
Deduction for share dividends and withholding tax foreign dividends	**-**	95
Withholding tax foreign dividends	**(15)**	(1)
Correction due to differences in tax estimates in previous years	**10**	22
Total tax payable	**(154)**	(460)
Change in deferred tax	**(57)**	25
Tax	**(211)**	(435)
Group contributions:		
Taxes on Group contributions contributed	**31**	221

Deferred tax

Amounts in NOK million	2004	2003
Financial derivatives	**120**	66
Fixed assets	**(15)**	(16)
Net pension funds	**52**	52
Other long-term items	**5**	-
Shares	**-**	(142)
Other short-term liabilities	**(81)**	(81)
Basis deferred tax	**81**	(121)
Deferred tax asset	**(23)**	34
This year's change in deferred tax	**(57)**	25

AUDITOR'S REPORT

To the Annual Shareholders' Meeting of Orkla ASA

We have audited the annual financial statements of Orkla ASA as of 31 December 2004, showing a profit of NOK 1,644 million for the parent company and a profit of NOK 14,819 million for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the consolidated accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and the Acting Group President and Chief Executive Officer. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2004, and the results of the operations and cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway

- the Company's management has fulfilled its duty to properly register and document the accounting information as required by law and accounting standards, principles and practices generally accepted in Norway

- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit is consistent with the financial statements and complies with law and regulations.

Note: The translation to English has been prepared for information purposes only.

Oslo, 8 February 2005
ERNST & YOUNG AS

Jan Egil Haga
State Authorised Public Accountant (Norway)

STATEMENT FROM THE CORPORATE ASSEMBLY

To the Annual General Meeting of Orkla ASA

The Corporate Assembly of Orkla ASA has received the Board of Directors' proposed annual report and financial statements for 2004 for Orkla ASA and the Group and recommends that the Annual General Meeting adopt the annual report and financial statements and the proposal of the Board of Directors for the allocation of profit for 2004.

Oslo, 17 February 2005
The Corporate Assembly of Orkla ASA

Harald Arnkværn
Chairman of the Corporate Assembly

SUMMARY ACCOUNTS FOR THE BUSINESS AREAS

Industry division* (Branded Consumer Goods, Chemicals and Head Office/Unallocated)					
INCOME STATEMENT (NOK million)	**2004**	**2003**	**2002**	**2001**	**2000**
Operating revenues	**31,641**	29,830	28,168	29,643	26,271
Operating expenses	**(27,775)**	(26,195)	(24,750)	(26,117)	(23,139)
Ordinary depreciation and write-downs	**(1,176)**	(1,221)	(1,160)	(1,180)	(1,040)
Operating profit before goodwill amortisation	**2,690**	2,414	2,258	2,346	2,092
Ordinary goodwill amortisation and write-downs	**(391)**	(391)	(387)	(355)	(307)
Operating profit before other revenues and expenses	**2,299**	2,023	1,871	1,991	1,785
Other revenues and expenses	**(843)**	(790)	(134)	20	36
Operating profit	**1,456**	1,233	1,737	2,011	1,821
Profit from associates	**159**	141	225	90	75
Financial items, net	**(158)**	(668)	(752)	(942)	(752)
Ordinary profit before taxes	**1,457**	706	1,210	1,159	1,144
Gains/discontinued operations	**12,529**	574	463	1,800	315
Minority interests	**50**	40	31	32	31
CASH FLOW (NOK million) (see page 14)					
Cash flow from operating activities before net replacement expenditures	**4,315**	3,806	3,252	3,118	3,057
Replacement expenditures and environmental investments	**(1,077)**	(1,194)	(1,400)	(1,126)	(1,015)
Expansion investments	**(27)**	(84)	(215)	(273)	(161)
Acquired companies	**(751)**	(197)	(1,175)	(93)	(2,240)
KEY FIGURES					
Sales outside Norway (NOK million)	**19,238**	18,458	16,798	18,372	15,329
Operating margin before goodwill amortisation (%)	**8.5**	8.1	8.0	7.9	8.0
Return on capital employed[1] (%)	**14.0**	12.6	12.9	12.7	12.9
Total man-years	**18,085**	17,869	18,515	19,364	16,255
TOTAL ASSETS, EXTERNAL (NOK million)					
Intangible assets (incl. deferred tax assets)	**3,629**	3,652	3,881	4,097	4,383
Tangible assets	**8,559**	8,928	8,702	8,520	8,835
Investments in associates	**1,708**	1,532	1,600	1,595	1,293
Discontinued operations	**0**	4,949	4,368	5,083	6,030
Other financial long-term assets	**4,782**	518	515	1,424	748
Long-term assets	**18,678**	19,579	19,066	20,719	21,289
Inventories	**2,847**	2,990	2,976	3,310	3,223
Receivables	**4,302**	4,605	4,551	3,999	4,212
Portfolio	**35**	94	128	155	136
Financial short-term assets	**1,494**	1,109	1,138	663	1,059
Short-term assets	**8,678**	8,798	8,793	8,127	8,630
Total assets	**27,356**	28,377	27,859	28,846	29,919
Net interest-bearing liabilities	**(1,599)**	12,218	12,236	11,139	14,765

Financial Investments division					
INCOME STATEMENT (NOK million)					
Operating revenues	**431**	350	311	255	417
Operating expenses	**(370)**	(320)	(250)	(208)	(323)
Ordinary depreciation and write-downs	**(24)**	(22)	(21)	(18)	(20)
Other revenues and expenses	**188**	0	0	0	0
Operating profit	**225**	8	40	29	74
Portfolio gains	**627**	259	(95)	(760)	2,727
Dividends received	**696**	434	362	544	548
Profit from associates	**0**	518	29	70	97
Financial items, net	**(18)**	61	4	7	(91)
Profit before taxes	**1,530**	1,280	340	(110)	3,355
SECURITIES PORTFOLIO (NOK million)					
Market value	**17,589**	14,682	12,060	14,140	18,053
Book value	**12,849**	11,773	11,870	11,394	12,622
Unrealised gains before tax	**4,787**	2,910	190	2,746	5,430
Net asset value[2]	**16,702**	13,636	10,240	12,558	15,922
TOTAL ASSETS, EXTERNAL (NOK million)					
Intangible assets (incl. deferred tax assets)	**19**	76	72	83	0
Tangible assets	**527**	734	729	754	608
Investments in associates	**8**	15	223	226	284
Other financial long-term assets	**136**	111	101	31	36
Long-term assets	**690**	936	1,125	1,094	928
Receivables etc.	**169**	171	169	159	149
Portfolio	**12,802**	11,773	11,870	11,394	12,622
Financial short-term assets	**738**	167	263	262	450
Short-term assets	**13,709**	12,111	12,302	11,815	13,221
Total assets	**14,399**	13,047	13,427	12,909	14,149
Net interest-bearing liabilities	**498**	625	2,136	2,133	2,268

* The historical figures for 2000-2003 have been restated, with Orkla Beverages presented on a separate line.

[1] (Operating profit before goodwill amortisation + Profit from associates)/(Average net working capital + Average investments in associates + Average tangible assets + Average goodwill at cost).

[2] Market value - liabilities.

SUMMARY ACCOUNTS FOR THE BUSINESS AREAS

Industry division

INCOME STATEMENT (NOK million)	Branded Consumer Goods 2004	2003	2002	2001	2000
Operating revenues	**25,482**	23,828	22,484	22,960	19,064
Cost of goods sold	**(9,633)**	(9,025)	(8,622)	(8,962)	(8,191)
Payroll expenses	**(6,357)**	(6,008)	(5,767)	(5,768)	(4,217)
Other expenses	**(6,102)**	(5,717)	(5,424)	(5,511)	(4,159)
Ordinary depreciation and write-downs	**(873)**	(877)	(834)	(825)	(674)
Operating profit before goodwill amortisation	**2,517**	2,201	1,837	1,894	1,823
Ordinary goodwill amortisation and write-downs	**(380)**	(385)	(369)	(337)	(288)
Operating profit before other revenues and expenses	**2,137**	1,816	1,468	1,557	1,535
Other revenues and expenses	**7**	(762)	(179)	-	(29)
Operating profit	**2,144**	1,054	1,289	1,557	1,506
Profit from associates	**159**	137	164	76	74
Minority interests	**(40)**	(31)	(21)	(17)	(27)
CASH FLOW (NOK million) (see page 14)					
Cash flow from operating activities before net replacement expenditures	**3,559**	3,210	2,670	2,535	2,589
Replacement expenditures and environmental investments	**(783)**	(819)	(1,026)	(804)	(724)
Expansion investments	**(14)**	(7)	(51)	(247)	(96)
Acquired companies	**(688)**	(196)	(527)	(93)	(2,240)
CAPITAL EMPLOYED AT 31 DECEMBER (NOK million)					
Net working capital	**539**	757	832	861	721
Associates	**1,647**	1,453	1,525	1,468	1,163
Intangible assets	**3,439**	3,395	3,932	4,035	4,191
Tangible assets	**5,887**	6,088	6,052	6,340	6,475
Capital employed (book value)	**11,512**	11,693	12,341	12,704	12,550
KEY FIGURES					
Sales outside Norway (NOK million)	**14,162**	13,572	12,470	13,234	9,784
Operating margin before goodwill amortisation (%)	**9.9**	9.2	8.2	8.2	9.6
Return on capital employed[1] (%)	**17.0**	15.3	13.4	13.4	15.5
Total man-years	**15,878**	15,356	16,261	17,031	13,318

Branded Consumers Goods

INCOME STATEMENT (NOK million))	Orkla Foods 2004	2003	2002	2001	2000
Operating revenues	**12,711**	11,913	11,062	11,133	11,039
Cost of goods sold	**(6,298)**	(6,028)	(5,689)	(5,779)	(5,566)
Payroll expenses	**(2,401)**	(2,243)	(2,083)	(2,086)	(2,000)
Other expenses	**(2,382)**	(2,179)	(1,991)	(1,938)	(2,154)
Ordinary depreciation and write-downs	**(452)**	(433)	(397)	(378)	(364)
Operating profit before goodwill amortisation	**1,178**	1,030	902	952	955
Ordinary goodwill amortisation and write-downs	**(195)**	(183)	(168)	(161)	(168)
Operating profit before other revenues and expenses	**983**	847	734	791	787
Other revenues and expenses	**-**	(50)	(59)	-	-
Operating profit	**983**	797	675	791	787
Profit from associates	**-**	-	-	2	1
Minority interests	**(23)**	(14)	(9)	(12)	(13)
CASH FLOW (NOK million) (see page 14)					
Cash flow from operating activities before net replacement expenditures	**1,731**	1,744	1,353	1,228	1,222
Replacement expenditures and environmental investments	**(396)**	(372)	(581)	(438)	(375)
Expansion investments	**(14)**	(7)	(34)	(130)	(72)
Acquired companies	**(372)**	(7)	(428)	(7)	(359)
CAPITAL EMPLOYED AT 31 DECEMBER (NOK million)					
Net working capital	**950**	1,064	1,148	1,198	1,146
Associates	**14**	18	18	20	9
Intangible assets	**2,022**	1,964	1,912	1,871	2,108
Tangible assets	**2,831**	2,949	2,858	2,821	2,785
Capital employed (book value)	**5,817**	5,995	5,936	5,910	6,048
KEY FIGURES					
Sales outside Norway (NOK million)	**7,983**	7,787	7,049	7,279	7,195
Operating margin before goodwill amortisation (%)	**9.3**	8.6	8.2	8.6	8.7
Return on capital employed[1] (%)	**15.3**	13.7	12.7	13.5	14.2
Total man-years	**7,066**	6,821	7,271	7,628	6,527

[1] (Operating profit before goodwill amortisation + Profit from associates)/(Average net working capital + Average investments in associates + Average tangible assets + Average goodwill at cost)

Chemicals

2004	2003	2002	2001	2000
6,217	6,048	5,726	6,581	6,926
(2,683)	(2,446)	(2,247)	(3,012)	(3,547)
(1,066)	(1,090)	(934)	(964)	(919)
(1,821)	(1,839)	(1,696)	(1,703)	(1,662)
(291)	(329)	(312)	(333)	(333)
356	344	537	569	465
(6)	(1)	(12)	(15)	(15)
350	343	525	554	450
(815)	(28)	45	20	-
(465)	315	570	574	450
1	-	3	4	(1)
(10)	(9)	(10)	(10)	(2)
924	653	719	747	636
(288)	(366)	(354)	(302)	(228)
(14)	(77)	(164)	(45)	(29)
(44)	-	(625)	-	-
1,304	1,978	2,147	1,799	1,677
5	28	27	25	21
72	44	63	166	194
2,524	2,743	2,554	2,085	2,138
3,905	4,793	4,791	4,075	4,030
5,076	4,886	4,328	5,121	5,530
5.7	5.7	9.4	8.6	6.7
7.7	7.1	13.1	13.7	10.8
2,117	2,421	2,144	2,194	2,388

Head Office/Unallocated

2004	2003	2002	2001	2000
58	75	71	244	441
(1)	(4)	2	(6)	(9)
(137)	(125)	(118)	(216)	(327)
(91)	(63)	(58)	(117)	(267)
(12)	(14)	(13)	(22)	(33)
(183)	(131)	(116)	(117)	(195)
(5)	(5)	(6)	(4)	(5)
(188)	(136)	(122)	(121)	(200)
(35)	-	-	-	65
(223)	(136)	(122)	(121)	(135)
-	3	58	11	2
-	-	-	(5)	(1)
(166)	(56)	(137)	(164)	(168)
(5)	(10)	(20)	(20)	(63)
-	-	-	19	(36)
(19)	-	(22)	-	-
(96)	(152)	(66)	(108)	(135)
56	50	48	101	108
(54)	(50)	(44)	(23)	(2)
148	96	97	97	222
54	(56)	35	67	193
-	-	-	17	15
-	-	-	-	-
-	-	-	-	-
91	92	110	139	549

Orkla Brands

2004	2003	2002	2001	2000
4,787	4,739	4,500	4,527	4,586
(1,853)	(1,848)	(1,801)	(1,890)	(1,999)
(933)	(927)	(882)	(792)	(827)
(930)	(919)	(918)	(1,076)	(1,050)
(118)	(116)	(112)	(121)	(134)
953	929	787	648	576
(42)	(39)	(38)	(37)	(33)
911	890	749	611	543
-	-	-	-	(29)
911	890	749	611	514
133	115	163	58	42
-	-	-	2	(3)
1,078	1,013	856	822	867
(100)	(93)	(141)	(114)	(145)
-	-	-	-	-
(91)	(26)	-	-	84
262	276	240	191	245
1,418	1,219	1,288	1,185	955
333	366	378	404	418
764	781	762	795	821
2,777	2,642	2,668	2,575	2,439
1,342	1,389	1,264	1,380	1,548
19.9	19.6	17.5	14.3	12.6
33.2	33.2	30.3	23.6	20.0
2,066	2,125	2,240	2,353	2,628

Orkla Media

2004	2003	2002	2001	2000
8,210	7,378	7,079	7,453	3,585
(1,680)	(1,332)	(1,289)	(1,446)	(770)
(3,023)	(2,838)	(2,802)	(2,890)	(1,390)
(2,818)	(2,639)	(2,515)	(2,497)	(956)
(303)	(327)	(325)	(326)	(177)
386	242	148	294	292
(143)	(163)	(163)	(139)	(87)
243	79	(15)	155	205
7	(712)	(120)	-	-
250	(633)	(135)	155	205
25	22	1	16	30
(17)	(17)	(12)	(8)	(12)
750	453	462	485	500
(287)	(354)	(303)	(251)	(203)
-	-	(17)	(116)	(25)
(225)	(163)	(100)	(86)	(1,964)
(673)	(583)	(556)	(528)	(670)
215	216	219	264	199
1,084	1,065	1,642	1,760	1,665
2,292	2,358	2,432	2,723	2,869
2,918	3,056	3,737	4,219	4,063
4,837	4,396	4,158	4,574	1,041
4.7	3.3	2.1	3.9	8.1
8.7	5.7	3.2	6.6	13.3
6,746	6,410	6,750	7,050	4,163

HISTORICAL DEVELOPMENT

Orkla's current structure was largely established through two major mergers between Orkla Industrier and Borregaard in 1986 and between Orkla Borregaard and Nora Industrier in 1991. The acquisition of Volvo's food and beverage businesses in 1995 and 1997 was also a significant development. The same applies to the establishment of Carlsberg Breweries in 2001 and the subsequent sale of Orkla's interest in the company in 2004.

Since 1986, Orkla has concentrated its activities within three main areas of business: Branded Consumer Goods, Chemicals and Financial Investments. Since 1991 the Group has carried out the following major transactions:

1991
The merger with Nora Industrier lays for the foundation for focus on the Nordic branded consumer goods sector.

1992
Orkla Media and Norske Egmont establish the magazine company Hjemmet Mortensen. Orkla acquires a stake in the Swedish company Göteborgs Kex.

1993
Orkla Foods takes over the Swedish company BOB Industrier.

1994
Orkla Brands acquires the remaining shares in Göteborgs Kex and the Finnish biscuits manufacturer Kantolan.

1995
Orkla takes over the Swedish food manufacturing company Procordia Food, together with its businesses in Denmark (Beauvais) and Finland (Felix Abba), and Abba Seafood in Sweden. The Swedish brewery Pripps and the Norwegian brewery Ringnes merge. Pripps Ringnes is jointly owned by Orkla and Volvo.

1996
Orkla Media acquires 50 % of the leading Polish newspaper Rzeczpospolita.

1997
Pripps Ringnes becomes wholly-owned by Orkla. Orkla Foods acquires the Polish food company Kotlin. The Chemicals division purchases the US fine chemicals company PolyOrganix, and establishes a joint venture company with Sappi Saiccor to manufacture lignin-based products in South Africa.

1998
Ringnes enters into a licensing agreement with PepsiCo for carbonated soft drinks in Norway and from 2001 in Sweden. Orkla Media strengthens its position in the direct marketing sector by acquiring Mitcom in Sweden. It also buys newspapers in Lithuania and Ukraine. The Norwegian bakery company Bakers takes over Norgeskaker.

1999
Orkla Media takes over the Polish regional newspaper Gazeta Lubuska. Orkla Brands expands in Sweden by acquiring Freds AB (household textiles). Orkla Foods enters into an agreement to purchase the Swedish company KåKå (bakery ingredients).

2000
Orkla enters into a joint venture with Carlsberg AS and acquires a 40 % interest in Carlsberg Breweries, which is consolidated into Orkla's accounts from 1 January 2001. Orkla Media purchases Det Berlingske Officin, the largest newspaper group in Denmark, and enters into an advertising alliance in Poland in the form of the joint venture-company Media TAK. Orkla's snacks business and the Finnish company Chips Abp jointly establish Chips Scandinavian Company (CSC), of which Orkla controls 40 %. Orkla Foods acquires 51 % of the Polish seafood company Superfish, the Hungarian pizza manufacturer Mirelite, and 50 % of the shares in the Swedish yeast manufacturer Jästbolaget AB.

2001
Hjemmet Mortensen purchases the Swedish company Medströms Media AB. Orkla sells its interest in the Finnish brewery Hartwall.

2002
Borregaard acquires the Swiss pulp and wood chemicals company Atisholz and sells some small businesses. Orkla Foods takes over the food company Credin, which operates in Denmark, Poland and Portugal, the Romanian food company Topway and the remaining shares in Jästbolaget in Sweden.

2003
Orkla sells its 22.5 % interest in the brokerage house Enskilda Securities to SEB. Orkla Foods acquires the remaining 49 % of the shares in Superfish. Orkla Media purchases Erhvervsbladet in Denmark and sells newspaper companies in Lower Silesia, Poland.

2004
Orkla marks the 350th anniversary of the start-up of mining operations at the Løkken Verk in Sør-Trøndelag, Central Norway, which laid the foundation for the present-day Orkla. Orkla sells its 40 % interest in Carlsberg Breweries. Orkla Foods buys the Norwegian bakery company Bakehuset and the Latvian food manufacturer SIA Spilva. Orkla makes an offer to purchase Chips Abp, and acquires SladCo, a leading Russian manufacturer of chocolate, biscuits and confectionery.

2005
In January 2005 Orkla acquires 10.18 % of Elkem, bringing its shareholding in the company to 50.03 %. As a result, Orkla is required to make a mandatory public offer for all remaining shares in Elkem ASA, as well as in Elkem's Swedish subsidiary, Sapa AB.

COMPARABLE KEY FIGURES*

	Note		2004	2003	2002	2001	2000
INCOME STATEMENT							
Operating revenues		(NOK million)	**32,056**	30,160	28,463	29,874	26,660
Operating profit before goodwill amortisation		(NOK million)	**2,727**	2,422	2,299	2,374	2,166
Ordinary goodwill amortisation and write-downs		(NOK million)	**(391)**	(391)	(388)	(355)	(307)
Other revenues and expenses		(NOK million)	**(655)**	(790)	(134)	20	36
Operating profit		(NOK million)	**1,681**	1,241	1,777	2,039	1,895
Operating margin before goodwill amortisation	1	(%)	**8.5**	8.0	8.1	7.9	8.1
Ordinary profit before taxes		(NOK million)	**2,987**	1,986	1,550	1,048	4,499
Gains/discontinued operations		(NOK million)	**12,529**	574	463	1,800	315
Profit for the year		(NOK million)	**14,819**	1,936	1,639	2,301	3,630
CASH FLOW							
Net cash flow		(NOK million)	**13,915**	2,288	(1,679)	2,168	(878)
RETURNS							
Return on capital employed (Industry division)	2	(%)	**14.0**	12.6	12.9	12.7	12.9
Return on portfolio investments		(%)	**21.6**	29.8	(14.8)	(15.3)	(1.5)
CAPITAL AS OF 31 DECEMBER							
Book value of total assets		(NOK million)	**41,755**	41,424	41,286	41,755	44,068
Market capitalisation	3	(NOK million)	**40,951**	30,722	24,579	32,025	36,812
Equity ratio	4	(%)	**63.0**	45.8[1]	43.7	43.5	37.9
Equity ratio including unrealised portfolio gains before tax	5	(%)	**66.8**	49.4[1]	43.9	46.9	44.7
Net interest-bearing liabilities	6	(NOK million)	**(1,101)**	12,843	14,372	13,272	17,033
Interest coverage ratio	7		**25.9**	4.8	3.5	2.2	6.8
Average borrowing rate		(%)	**3.7**	4.3	4.9	5.9	5.3
Share of floating interest-bearing liabilities	8	(%)	**77**	76	88	81	85
Average time to maturity, long-term liabilities		(year)	**3.9**	3.4	3.3	3.4	3.8
SHARES[2]							
Average number of externally owned shares diluted		(x 1,000)	**206,256**	206,513	209,538	211,371	211,488
Average number of externally owned shares		(x 1,000)	**205,925**	206,513	209,538	211,371	211,488
SHARE-RELATED KEY FIGURES							
Share price at 31 December		(NOK)	**199**	149	118	152	174
Earnings per share diluted	9	(NOK)	**71.6**	9.2	7.7	10.7	17.0
Earnings per share diluted, adjusted	10	(NOK)	**15.4**	16.2	10.6	12.8	19.3
RISK per share	11	(NOK)	**(7.85)**	(20.26)[3]	7.21[3]	(0.15)	9.89
Ordinary dividend per share (proposed for 2004)		(NOK)	**4.50[4]**	4.00[4]	3.40	3.25	3.00
Payout ratio	12	(%)	**41.3[5]**	43.5	44.2	30.4	17.6
Price/earnings ratio	13		**18.3[5]**	16.2	15.3	14.2	10.2
PERSONNEL							
Number of employees			**19,575**	19,276	20,407	21,020	22,582
Number of man-years			**18,235**	18,004	18,645	19,469	16,373

* The historical figures for 2000-2003 have been restated, with Orkla Beverages presented on a separate line.
[1] Before additional dividend.
[2] See also page 49.
[3] RISK 2003 has been changed from NOK -20.67 to NOK -20.26. RISK 2002 has been changed from NOK +7.17 to NOK +7.21.
[4] The additional dividend for 2003 amounted to NOK 25.00 per share. An additional dividend of NOK 5.00 per share has been proposed for 2004.
[5] Before gain on sale of Orkla's interest in Carlsberg Breweries (NOK 60.7 per share).

1 (Operating profit before goodwill amortisation/Operating revenues)
2 (Operating profit before goodwill amortisation + Profit from associates)/(Average net working capital + Average long-term assets + Average goodwill at cost + Average investments in associates)
3 Market capitalisation is calculated on the basis of number of shares held externally x Average share price at year end
4 Book equity/Total assets
5 (Book equity + Unrealised portfolio gains)/(Book value of total assets + Unrealised portfolio gains)
6 Total interest-bearing debt - Interest-bearing receivables and liquid assets (cash, bank deposits etc.)
7 (Ordinary profit before tax + Net interest expenses)/(Net interest expenses)
8 Debt with remaining fixed interest for less than one year
9 Profit for the year/Average number of shares held externally (diluted) at year end
10 Profit for the year (adjusted for goodwill amortisation, other revenues and expenses and the gain on sale of shares in Carlsberg Breweries in 2004)/ Average number of shares held externally (diluted) at year end
11 RISK: regulation of input value of taxable value of shares. The RISK amount as of 1 January 2005 is estimated to be NOK -7.85 and will be paid to Norwegian shareholders as of 1 January 2005
12 Ordinary dividend per share/Earnings per share diluted
13 Share price/Earnings per share diluted

HISTORICAL KEY FIGURES*

	Note		2004	2003	2002	2001	2000
INCOME STATEMENT							
Operating revenues		(NOK million)	**32,056**	45,368	42,979	44,799	34,083
Operating profit before goodwill amortisation		(NOK million)	**2,727**	3,827	3,663	3,686	3,050
Ordinary goodwill amortisation and write-downs		(NOK million)	**(391)**	(538)	(499)	(454)	(479)
Other revenues and expenses		(NOK million)	**(655)**	(967)	(143)	28	36
Operating profit		(NOK million)	**1,681**	2,322	3,021	3,260	2,607
Operating margin before goodwill amortisation	1	(%)	**8.5**	8.4	8.5	8.2	8.9
Ordinary profit before taxes		(NOK million)	**2,987**	2,867	2,407	3,253	5,171
Gains on discontinued operations		(NOK million)	**12,529**	-	-	-	-
Profit for the year		(NOK million)	**14,819**	2,052	1,777	2,480	3,783
CASH FLOW							
Net cash flow		(NOK million)	**13,915**	2,723	(1,882)	(1.567)	(2.227)
RETURNS							
Return on capital employed (Industry division)	2	(%)	**14.0**	12.4	12.7	12.6	12.4
Return on portfolio investments		(%)	**21.6**	29.8	(14.8)	(15.3)	(1.5)
CAPITAL AS OF 31 DECEMBER							
Book value of total assets		(NOK million)	**41,755**	54,958	53,122	54,645	48,647
Market capitalisation	3	(NOK million)	**40,951**	30,722	24,579	32,025	36,812
Equity ratio	4	(%)	**63.0**	35.9[1]	35.2	34.7	35.6
Equity ratio including unrealised portfolio gains before tax	5	(%)	**66.8**	39.1[1]	35.4	37.8	42.0
Net interest-bearing liabilities	6	(NOK million)	**(1,101)**	17,953	19,516	19,132	17,981
Interest coverage ratio	7		**25.9**	4.7	3.4	3.7	6.9
Average borrowing rate		(%)	**3.7**	4.6	5.4	6.0	5.3
Share of floating interest-bearing liabilities	8	(%)	**77**	77	85	84	85
Average time to maturity, long-term liabilities		(year)	**3.9**	4.2	4.0	4.2	3.8
SHARES[2]							
Average number of externally owned shares diluted		(x 1,000)	**206,256**	206,513	209,538	211,371	211,488
Average number of externally owned shares		(x 1,000)	**205,925**	206,513	209,538	211,371	211,488
SHARE-RELATED KEY FIGURES							
Share price at 31 December		(NOK)	**199**	149	118	152	174
Earnings per share diluted	9	(NOK)	**71.6**	9.2	7.7	10.7	17.0
Earnings per share diluted, adjusted	10	(NOK)	**15.4**	16.2	10.6	12.8	19.3
RISK per share	11	(NOK)	**(7.85)**	(20.26)[3]	7.21[3]	(0.15)	9.89
Ordinary dividend per share (proposed for 2004)		(NOK)	**4.50[4]**	4.00[4]	3.40	3.25	3.00
Payout ratio	12	(%)	**41.3[5]**	43.5	44.2	30.4	17.6
Price/earnings ratio	13		**18.3[5]**	16.2	15.3	14.2	10.2
PERSONNEL							
Number of employees			**19,575**	31,826	31,734	31,767	31,145
Number of man-years			**18,235**	30,170	29,862	30,356	25,592

* Includes Orkla Beverages line by line in the period 2000-2003.
[1] Before additional dividend.
[2] See also page 49.
[3] RISK 2003 has been changed from NOK -20.67 to NOK -20.26. RISK 2002 has been changed from NOK +7.17 to NOK +7.21.
[4] The additional dividend for 2003 amounted to NOK 25.00 per share. An additional dividend of NOK 5.00 per share has been proposed for 2004.
[5] Before gain on sale of Orkla's interest in Carlsberg Breweries (NOK 60.7 per share).

1 (Operating profit before goodwill amortisation/Operating revenues)
2 (Operating profit before goodwill amortisation + Profit from associates)/(Average net working capital + Average long-term assets + Average goodwill at cost + Average investments in associates)
3 Market capitalisation is calculated on the basis of number of shares held externally x Average share price at year end
4 Book equity/Total assets
5 (Book equity + Unrealised portfolio gains)/(Book value of total assets + Unrealised portfolio gains)
6 Total interest-bearing debt - Interest-bearing receivables and liquid assets (cash, bank deposits etc.)
7 (Ordinary profit before tax + Net interest expenses)/(Net interest expenses)
8 Debt with remaining fixed interest for less than one year
9 Profit for the year/Average number of shares held externally (diluted) at year end
10 Profit for the year (adjusted for goodwill amortisation, other revenues and expenses and the gain on sale of shares in Carlsberg Breweries in 2004)/ Average number of shares held externally (diluted) at year end
11 RISK: regulation of input value of taxable value of shares. The RISK amount as of 1 January 2005 is estimated to be NOK -7.85 and will be paid to Norwegian shareholders as of 1 January 2005
12 Ordinary dividend per share/Earnings per share diluted
13 Share price/Earnings per share diluted



VALUE CREATION AT ORKLA

Orkla's aim is to create superior value for shareholders, employees and the communities in which we operate. Our goal is to operate more efficiently and grow more quickly than our competitors.

Investing in the Orkla share

ORKLA'S GOAL AND LONG-TERM VALUE CREATION

Orkla's goal is to achieve long-term value creation that is greater than for relevant and competitive investment alternatives. For shareholders, this is expressed in terms of the long-term performance of the Orkla share and the dividend that is paid out. Our operational target is for the Orkla share to generate a 25 % higher annual return than the return on the Oslo Stock Exchange, measured on a rolling five-year basis. This means, for example, that if the return on the Oslo Stock Exchange is 10 %, the return on the Orkla share must be 12.5 %.

In historical terms, Orkla's target of a 25 % higher annual return than the return on the Oslo Stock Exchange has been met, and Orkla has therefore created substantial value. In 2004 the Orkla share again exceeded the target, generating a return, on a five-year rolling basis, that was 93 % higher than the return on the Oslo Stock Exchange.

There is a long-term connection between the return on the Orkla share and the underlying value created through efficient operations. Orkla gradually improves its underlying operations, which in turn results in higher cash flow and thereby long-term value creation for shareholders. For Orkla and for investors with a long investment horizon, it will therefore be important to measure value creation in terms of the performance of the Group's underlying operations. This is discussed in more detail in the section entitled "Underlying value creation".

THE ORKLA SHARE

Over time, Orkla's shareholders have received a good return on their shares. In the period from 1 January 1995 to 31 December 2004, the average annual return was 21.2 %, while the average return on the Oslo Stock Exchange was 13.4 %. In 2004, the price of the Orkla share, excluding dividends, increased by 33.6 %. Including dividends, the return for Orkla's shareholders was 56.9 %, while the Oslo Stock Exchange Benchmark Index increased by 38.4 % in the same period.

ORKLA SHARE PRICE 2004

Amounts in NOK	
Closing at 30.12.2003	149.00
High	207.00
Low	148.75
Closing at 30.12.2004	199.00

At the end of 2004, the Orkla share was listed at NOK 199.00. The market value was therefore NOK 41.0 billion, which is NOK 10.3 billion higher than on 31 December 2003.

AVERAGE ANNUAL RETURN ON THE ORKLA SHARE

	1990–2004	1995–2004	2000–2004
The Orkla share (dividend reinvested*)	17.7 %	21.2 %	16.7 %
Oslo Stock Exchange Benchmark Index	11.5 %	13.4 %	7.9 %

* Dividend reinvested on the first trading day after Orkla's General Meeting.

Five-year rolling annual return


25
20
15
10
5
0
-5
%
25.9
19.3
14.8
8.5
6.8
1.8
13.3
11.6
9.3
16.7
9.9
7.9
'00 '01 '02 '03 '04
Return on the Orkla share
Orkla's goal (25 % higher return than OSEBX)
OSEBX

Share price performance 31.12.1994–31.12.2004


5
4
3
2
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04
Orkla
OSE Index (TOTX 1994–2001, OSEBX 2002–2004)
Index 31.12.1994 = 1

Market capitalisation 31.12.1982–31.12.2004


50,000
40,000
30,000
20,000
10,000
NOK million
'82 '84 '86 '88 '90 '92 '94 '96 '98 '00 '02 '04

Ordinary dividend per share


5.0
4.0
3.0
2.0
1.0
NOK
0.85
0.93
1.13
1.36
1.58
1.93
2.03
2.5
3.0
3.25
3.6
4.00¹
4.50²
'92 '94 '96 '98 '00 '02 '04

¹ Additional dividend NOK 25.00 per share
² Proposed additional dividend NOK 5.00 per share

Yield on NOK 1 (from 31.12.1982 to 31.12.2004)


150
120
90
60
30
NOK
'82 '84 '86 '88 '90 '92 '94 '96 '98 '00 '02 '04
Orkla
Oslo Stock Exchange

SHAREHOLDER AND DIVIDEND POLICY, INCLUDING BUYBACKS OF OWN SHARES

Over time, Orkla's shareholders must receive a competitive return on their shares through a combination of the dividend that is paid out and the increase in the share price. As long as Orkla's underlying growth is satisfactory, shareholders will experience a steady, stable increase in the dividend that is paid out. For Orkla, the interests of existing shareholders are of paramount importance. In the past three years, Orkla has paid out an ordinary dividend that has averaged 43 % of earnings per share. This dividend is supplemented by buybacks of Orkla shares at times when the price of the Orkla share is considered to be favourable. On average, in the past five years Orkla has bought back just over 1 % of outstanding shares each year. The average buyback price has been at the low end of the share price interval in the year concerned.

The Board of Directors proposes a dividend of NOK 9.50 per share for 2004. This dividend consists of an ordinary dividend of NOK 4.50 and an additional dividend of NOK 5.00. The dividend will be paid out on 3 May 2005 to shareholders of record on the date of the Annual General Meeting.

Underlying value creation

Return on capital employed
Industry division*


15
12
9
6
3
%
13.9
12.5
11.6
12.9
12.7
12.9
12.6
14.0
9.7
'97 '98 '99 '00 '01 '02 '03 '04

— Cost of capital before tax
* Excl. Orkla Beverages

There is a long-term connection between the return on the share and the underlying value that is created by efficient operations. For Orkla, it is therefore important to measure the progress and value creation of the Group's operations.

The return on capital employed is a good measurement of the value that is created in relation to the capital that is spent on running the company. Orkla's Industry division has capital cost before tax of 9.7 %. This is based on a long-term capital structure in which the relative ratio of equity capital to borrowed capital is 60/40. The return on capital employed in relation to Orkla's cost of capital gives a picture of the financial excess value that has been created. Orkla's incentive systems are based on this financial excess value. For several years in succession, Orkla has achieved a return on capital employed well above the required return.

Orkla's strategy has generated a very good return in the past, and will continue to provide a good basis for further growth and value creation. The strategy will be fine-tuned and adjusted in step with changing operating parameters and market conditions, but its foundation remains firm.

Orkla' strategy is based on several competitive advantages:

- Broad-based, but in-depth expertise that gives the Group a broad frontier of opportunity
- Competent, committed employees in a challenging organisation with a strong corporate culture
- Differentiated products that achieve preference, loyalty and strong market positions

Orkla will continue to have a dual structure, operating as an investment company as well as an industrial company. Orkla's financial investments have historically proved to be highly profitable for shareholders, and they have also brought advantages in the development of our industrial operations. The main strategy for the Financial Investments division is to continue to have a skewed portfolio and to focus on further concentration. Geographically, the majority of investments will be in the Nordic market, where the Group's current industrial activities can provide analytical advantages. Orkla's capital will nevertheless primarily be invested in new industrial projects.

For Orkla, operational excellence begins with specialised and thereby differentiable products. These are products in which, over time, Orkla can create new benefits that the consumer will value and be willing to pay for, see the article "Innovation and marketing of branded consumer goods" on pages 72–74. Orkla has an ambitious strategy for industrial growth. It is natural that an industrial company that has specialised products as its business concept must generate top-line growth. Growth must be generated both organically and through acquisitions. Over time, acquisitions will make the most important contribution to Orkla's growth.

Orkla's broad-based expertise gives the Group a good starting point for growth. Both organically developed growth and growth from acquisitions must meet three requirements. Growth must:

- be based on differentiable products that hold number one or number two market positions, or have the potential to achieve such positions
- be within the Group's core areas of competence
- be within the geographical areas on which Orkla is focusing.

On the basis of these underlying premises Orkla has choosen to select candidates for industrial expansion solely on the basis of profitability and the potential return on investment. Within these limits, synergy gains are made in terms of structural organisation and operational expertise, thus increasing the value of both existing and acquired businesses.

Establishing number one positions is an important prerequisite for growth. The fact that Orkla manages to achieve this for most of its products is a sign that growth through innovation and structural acquisitions is successful over time. Orkla's market positions are shown in the article "Branded Consumer Goods" on pages 50–53.

The acquisition and integration of smaller companies generate synergy effects that also contribute to improved efficiency. This is important for future profitability and margin growth. Examples of "smaller" acquisitions in 2004 are Orkla Foods' takeover of Bakehuset and the Latvian food manufacturer SIA Spilva, the Chemicals division's takeover of the lignin company BioTech, Orkla Media's acquisition of the Polish newspapers Echo Media and Slowo Media and the acquisition of Tinde in Norway.

Orkla's focus on efficient operations applies to both revenues and costs throughout the value chain. The Group's competitiveness must be strengthened by means of continuous focus on cost-effectiveness. The most comprehensive projects in this area have been implemented in the fields of purchasing and manufacturing. Reducing fixed and indirect costs as a percentage of operating revenues and operating margins before goodwill amortisation has had the following positive impact on the Industry division in the past three years:

	2004	2003	2002
Fixed and indirect costs as a % of operating revenues	29.6 %	30.5 %	30.6 %
Operating margin before goodwill amortisation	8.5 %	8.1 %	8.0 %

The business areas that made the most significant contribution to cost reductions and an improved operating margin in 2004 were Orkla Foods and Berlingske. Orkla Foods initiated an efficiency improvement programme in 2003 that led to an increase in operating profit of more than NOK 200 million in 2004. Orkla Foods' operating margin before goodwill amortisation has improved every quarter since the end of 2002.

In 2003 Orkla implemented a methodology for constantly improving the efficiency of current capital. In addition to this, the Group aims to ensure that, over time, replacement investments are lower than depreciation. The table below shows the development of current capital in relation to operating revenues and replacement investments in relation to depreciation in the last five years for the Industry division.

	2004	2003	2002	2002	2001
Average current capital as a percentage of operating revenues	15.5 %	16.9 %	18.1 %	18.3 %	19.2 %
Replacement investments as a percentage of depreciation	92 %	98 %	120 %	95 %	96 %

Sales growth for the Industry division*


20
15
10
5
%
'00 '01 '02 '03 '04
Organic growth
Growth through acquisitions

* Excl. Orkla Beverages

Asset values

One possible model for valuing Orkla is to distinguish between industrial assets, where the value is related to future earnings from continuing operations, and the Group's negotiable assets, which have identifiable market values and where earnings are not a part of Orkla's operating profit from industrial activities.

The main data necessary for a valuation of Orkla's assets are set out below. On this basis, and on the basis of his own assumptions, the investor will be able to assess the value of the various assets in order to undertake a valuation of the Group.

ASSOCIATES

Orkla owns interests in a number of companies that are reported as associates. The largest of these is Jotun A/S. The main figures for Jotun are shown in Note 18 to the Group Accounts "Investments in Associates".

SECURITIES PORTFOLIO

As of 31 December 2004, the Group's securities portfolio had a market value of NOK 17,589 million and a book value of NOK 12,802 million. Unlisted shares accounted for 12 % of the portfolio while foreign shares accounted for 35 %. For further details, see Note 9 to the Group Accounts "Portfolio Investments".

ORKLA FINANS

Orkla Finans is a financial management and insurance brokerage company. The company has approximately 7,000 customers and has more than NOK 6 billion in customer assets under management. As of 31 December 2004 the brokered insurance volume totalled around NOK 800 million.

LONG-TERM FINANCIAL ASSETS

Net interest-bearing liabilities include "Long-term interest-bearing receivables", but do not include other items entered in the amount of NOK 479 million under "Other long-term financial assets" in Note 2 to the Group Accounts.

REAL ESTATE

The real estate section's total rental revenues amounted to NOK 57 million in 2004. These rental revenues are primarily derived from high-quality properties centrally located in Oslo. The capitalised value of Orkla's real estate investments as of 31 December 2004 was NOK 471 million. The capitalised value of rented space was NOK 139 million. Development projects and other properties have a capitalised value of NOK 332 million, which gives a realistic picture of these assets. Profit from the real estate section is reported under the Financial Investments division.

FORESTS

The Group owns about 110,000 hectares of forest, of which approximately 80,000 hectares are productive. Forests have a capitalised value under "Long-term assets" of NOK 101 million. Approximately 105,000 sm^3 is harvested annually and sold at market price. The average sale price of timber in 2004 was NOK 309 per sm^3. Profit from forestry operations is reported under the Financial Investments division.

In autumn 2004 forest properties centrally located in south-eastern Norway were sold at prices between NOK 1,500 and NOK 2,000 per 0.1 hectare productive forest, depending on the condition of the forest and its geographical location.

ELECTRIC POWER

Operating profit from the sale of electricity from the Group's own power plants is recognised under Chemicals. In 2004 this amounted to about NOK 122 million. In a normal year, the Group produces 458 GWh of hydro-electric power (at the power plants in Sarpsborg and Trælandsfos). In addition, Group contracts amount to 70 GWh. All Orkla's own production comes from waterfalls that are not subject to the right of reversion. Electric power is sold internally within the Group and externally on the power market on short-term and long-term contracts. Assets related to electric power are recognised in the balance sheet at NOK 66 million.

Shares and shareholders

TRADING IN THE ORKLA SHARE

The Orkla share is listed on the Oslo Stock Exchange and traded under the ticker code ORK. All shares have equal rights and the shares are freely transferable. Orkla is one of the largest companies listed on the Oslo Stock Exchange, and accounted for 9.5 % of the Oslo Stock Exchange Benchmark Index at the end of 2004. The Orkla share may also be traded through Orkla's Level 1 ADR programme in the USA.

A total of 592 million Orkla shares were registered as transferred by the Norwegian Central Securities Depository in 2004, which is equivalent to 2.8 times the number of outstanding shares. This figure is about 18 % lower than in 2003. The value of Orkla shares traded on the Oslo Stock Exchange in 2004 amounted to NOK 37.8 billion, equivalent to 4 % of the Exchange's total turnover. An average of 0.83 million Orkla shares were traded daily in 2004.

Call and put options and forwards with the Orkla share as the underlying share are listed on the Oslo Stock Exchange. Due to cooperation on stock exchange and clearing operations between the Oslo Stock Exchange, OM Stockholm and OMLX London, options are also available on these markets.

SHAREHOLDER STRUCTURE

As of 31 December 2004, Orkla had 35,667 shareholders, compared with 36,553 the year before. At year-end, 41.3 % of Orkla shares were owned by foreign investors, compared with 42.7 % at the beginning of the year. A number of Nordic and some international brokerage houses follow the Orkla share. A list of brokerage houses and analysts that keep regular track of Orkla ASA's financial performance may be found on page 84.

THE TWENTY LARGEST SHAREHOLDERS AS OF 31 DECEMBER 2004

Shareholder	No. of shares	% of capital
National Insurance Scheme	25,130,150	11.8 %
Canica[1]	20,192,421	9.5 %
Franklin Mutual Advisers c/o Bank of N.Y.	18,322,421	8.6 %
Capital Research c/o JPM Chase[2]	13,563,956	6.4 %
Storebrand[1]	11,089,949	5.2 %
State Street Bank (NOM)	8,825,493	4.2 %
Orkla[3]	6,516,071	3.1 %
SE-banken, Oslo[4]	4,805,261	2.3 %
DnB NOR[1]	4,459,078	2.2 %
DnB Investor	4,183,960	2.0 %
Oslo Pensjonsforsikring	3,754,650	1.8 %
JPMorgan Chase Bank (NOM)	3,681,194	1.7 %
Bank of N.Y., Brussels Br., Cayman islands (NOM)	3,458,450	1.6 %
Morgan Stanley & Co (NOM)	2,876,975	1.4 %
JPMorgan Luxembourg, Mutual Funds (NOM)	2,731,410	1.3 %
Hermes Focus Asset Management, c/o JPM Chase	2,640,753	1.2 %
Mellon Bank (NOM)	1,991,752	0.9 %
Royal Trust Corporation of Canada (NOM)	1,655,160	0.8 %
Pictet & Cie Banquiers (NOM)	1,648,221	0.8 %
Odin Fondene	1,526,850	0.7 %
Total shares	143,054,175	67.5 %
Total all shares	212,302,265	100.0 %
Number og shares not held by Orkla	205,786,194	

[1] Consists of several legal entities in the same group.
[2] On 5 August 2004 Capital Research flagged an interest of 21,035,715 shares (9.91 %) after sale. 3,553,900 shares were subsequently sold from Capital's own accounts in the Norwegian Central Securities Depository. Movements on NOM accounts are unknown.
[3] Shares owned by Orkla carry no voting rights. 1,607,151 shares were amortised in August 2004.
[4] Shares were acquired as a hedge for derivative transactions with customers.

Shares held by foreign investors


50
40
30
20
10
%
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04
Capital
Votes

SHARES BY SIZE OF SHAREHOLDING AS OF 31 DECEMBER 2004

No. of of shares	No. of shareholders	% of capital
1-100	14,156	0.3 %
101-1,000	16,824	2.8 %
1,001-10,000	4,015	5.3 %
10,001-100,000	498	7,3 %
100,001-500,000	119	12.2 %
Over 500,000	55	72.1 %

VOTING RIGHTS AND OWNERSHIP

Orkla has one class of share, and each share carries one vote and has a par value of NOK 6.25. The voting right for a transferred share may be exercised when the transfer has been recorded by the Norwegian Central Securities Depository within the time limit for giving notice of attendance at the Annual General Meeting. Under Norwegian law, only shares that are registered in the name of the shareholder may be voted. If the shareholder is unable to attend the General Meeting and vote in person, he or she may vote by proxy. Notice of attendance at the General Meeting must be received by Orkla no later than 3.00 p.m. on 11 April 2005.

ISSUE OF SHARES

The Board of Directors has a mandate, granted on 30 April 2003 and valid until the Ordinary General Meeting in 2005, but no later than 30 April 2005, to increase share capital by means of new share subscriptions by a total value of up to NOK 90,000,000 divided between a maximum of 14,400,000 shares, each with a par value of NOK 6.25. The mandate may be utilised for one or more share issues. Such mandates have regularly been granted at previous General Meetings, but have never been utilised. The Board of Directors proposes that the mandates be renewed until the Ordinary General Meeting in 2006.

REDUCTION OF CAPITAL THROUGH REDEMPTION OF SHARES

On 29 April 2004, the General Meeting adopted a resolution to reduce the company's share capital by NOK 10,044,693.75 by redeeming (amortising) 1,607,151 shares owned by Orkla ASA in accordance with the provisions of the Public Limited Companies Act. The number of shares in the company was thereby reduced from 213,909,416 to 212,302,265. With the exception of 500,000 shares, the number of shares that were amortised was equivalent to the Group's own shareholding as of 31 December 2002 which could be amortised without tax effect.

OWN SHARES

On 29 April 2004, the General Meeting adopted a resolution authorising the Board of Directors to acquire shares in Orkla ASA, up to a maximum of 15,000,000 shares, until 28 October 2005. In the course of 2004, Orkla purchased a total of 1,077,135 shares in Orkla ASA, equivalent to 0.5 % of outstanding share. Share buy-backs equivalent to 1.2 % and 1.1 % of outstanding shares were made in 2002 and 2003 respectively.

In connection with the employee share purchase programme, Orkla transferred a total of 224,940 shares in Orkla ASA to employees in 2004. At year-end, after these transactions and the amortisation described above, the Orkla Group owned a total of 6,516,071 shares (3.1 %) in Orkla ASA, all of which are now owned by Orkla ASA.

At the General Meeting on 14 April 2004, the Board of Directors will present a proposal to amortise 4,016,071 of the company's own shares. The Board has found it appropriate for the company to retain 2,500,000 shares in order to be able to fulfil its commitments under the current incentive system and employee share purchase programme.

At the General Meeting, the Board will also propose renewing the Board's mandate to purchase Orkla shares until the Ordinary General Meeting in 2006. The mandate will be exercised to the extent that the Board of Directors deems the buyback of Orkla shares to be advantageous for the company's shareholders at any given time.

EMPLOYEE SHARE PURCHASE PROGRAMME

To encourage employees to make a long-term commitment to Orkla, in autumn 2004 all employees in Norway, Sweden, Denmark, Finland, Austria, Switzerland, Poland and the USA were offered an opportunity to purchase up to 100 shares each in Orkla ASA at a 20 % discount. Orkla employees purchased a total of 224,940 shares at a discounted price of NOK 144.00, based on the market price of NOK 180.00 on 4 November 2004. The Group aims to continue this programme in the years ahead.

OPTION PROGRAMME

The Orkla Group has an option programme for approximately 125 senior managers under which each manager will in future be entitled to buy a number of Orkla shares at a specified exercise price. At year-end, 1,923,845 options had been issued. The scope of the option programme is moderate, equivalent to around 1 % of outstanding shares. In 2003 the current option programme replaced the former cash bonus programme, in which the value of the bonus was linked to the performance of the Orkla share. In the past ten years, Orkla has awarded approximately 200,000 options per year under this option programme. This does not include the options awarded to the Group Executive Board by the Board of Directors. Reference is otherwise made to Note 3 to the Group Accounts "Payroll expenses".

RISK REGULATION

With the introduction of the exemption method, RISK (regulation of cost price due to taxed company income) has no direct significance for company shareholders from the beginning of 2004. Out of consideration for personal shareholders, companies must nevertheless calculate RISK for 2004 and 2005. RISK applies only to personal shareholders.

The RISK amount for 2003 was NOK -20.26 per share, and the corresponding amount for 2004 is provisionally estimated to be NOK -7.85 per share. The final RISK amount for 2004 will not be published until after 1 January 2006. Shareholders who are not liable to tax in Norway are not affected by the Norwegian RISK rules. For an explanation of the RISK calculation for Orkla shareholders see Note 14 to the Group Accounts "Changes in equity over the last five years".

INVESTOR RELATIONS

Communication with shareholders, investors and analysts, both in Norway and abroad, has high priority at Orkla. The Group's objective is to ensure that financial markets have sufficient information about the company to be certain that pricing reflects underlying values. A primary goal of Orkla's investor relations activities is to create confidence by ensuring that all players have equal access to financial information.

WWW.ORKLA.COM

Orkla publishes all financial information on its own website. Presentations, quarterly reports, annual reports, other financial information, notices to the stock exchange and press releases are posted on Orkla's website as and when they are made public.

INVESTOR CONTACTS AT ORKLA

Rune Helland +47 22 54 44 11
rune.helland@orkla.no

Siv Merethe Skorpen +47 22 54 44 55
siv.merethe.skorpen@orkla.no

FINANCIAL CALENDAR 2005

14 Apr	*Ordinary General Meeting*
15 Apr	Shares quoted excluding dividend
28 Apr	First quarter report published
3 May	Dividend paid out
10 Aug	Second quarter report published
28 Oct	Third quarter report published

All dates subject to change.

AVERAGE NUMBER OF SHARES OUTSTANDING, DILUTED

	2004	2003	2002	2001	2000
Average no. of shares issued	**213,351,743**	215,404,572	218,142,085	219,246,336	219,246,336
Average no. of own shares[1]	**-7,427,225**	-8,891,778	-8,603,661	-7,875,710	-7,758,821
Average no. of externally owned shares	**205,924,518**	206,512,794	209,538,424	211,370,626	211,487,515
Estimated dilution effect[2]	**331,108**	-	-	-	-
Average no. of externally owned shares, diluted	**206,255,626**	206,512,794	209,538,424	211,370,626	211,487,515

[1] 80 % of the shares owned by Oktav Invest are included in 2000.
[2] Orkla has issued a total of 1,923,845 options to senior managers. Reference is made to Note 3 to the Group Accounts "Payroll expenses".


FELIX

DEFINE – In 2000 the Lilleborg management decided to launch a new, high-quality hair care range in coopera-tion with Norwegian hairdressers. Define was on the market two years later, and after only four months was the biggest hair care range in Norway. At the beginning of 2004 the Define styling-range was augmented with the introduction of several new products. The results were immediate, and in February 2004 Define became market leader in the styling segment as well.

FELIX KETCHUP – Felix Ketchup is the clear market leader on the Austrian market.

BALLERINA – Ballerina is one of the Biscuits division's leading brands. It is clearly the biggest brand in Sweden and has a solid position on the Norwegian market. Three new flavours have been launched in addition to the original nougat; orange, raspberry and mint cream.

FUN LIGHT ICE TEA – Fun Light Ice tea was successfully launched in Norway, Sweden and Finland in spring 2004. In a short period of time, it has become market leader for ice tea in these countries. Fun Light Ice tea Peach is one of the most popular flavours.


FUN
LIGHT
ice tea

BRANDED CONSUMER GOODS

HER OG NÅ – Norwegians read magazines more than ever before. According to [illegible] September readership survey, [illegible] 12 million gross readers per week read 87 different magazines on the Norwegian market. Her og Nå has been a success and is one of the most popular celebrity magazines.

Focus in 2005

- Increase top-line growth by continuously improving innovation, advertising and packaging design
- Increase competitiveness by optimising the product portfolio and improwing the efficiency of the value chain
- Continue to strengthen market positions within and outside the Nordic region through organic growth and acquisitions



BRANDED CONSUMER GOODS

Branded Consumer Goods are one of Orkla's core business areas and account for 79 % of Orkla's total operating revenues. Orkla brands, many of which have been built up over many years, are firmly established in consumer awareness. Consumers are loyal to specific branded products, which is why brands are among Orkla's most valuable assets.

Net sales by market



Norway	44 %
Sweden	21 %
Denmark	21 %
Finland	3 %
Central and Eastern Europe	9 %
Other European Countries	2 %

Net sales NOK 25.121 million

Operating margin before goodwill amortisation for the Branded Consumer Goods* area


10
8
6
4
2
%
9.6
8.2
8.2
9.2
9.9
'00 '01 '02 '03 '04

* Excl. Orkla Beverages

Orkla's Branded Consumer Goods business, which comprises Orkla Foods, Orkla Brands and Orkla Media, posted operating revenues of NOK 25.5 billion, up NOK 1.7 billion from 2003. This corresponds to underlying[1] growth of 1 %. Operating profit before goodwill amortisation amounted to NOK 2,517 million, which is a rise of 14 %.

In order to increase sales and strengthen its branded consumer goods, Orkla has focused strongly on improving innovation, advertising and packaging design. In 2004, this resulted in a number of successful new launches. In Norway, two new varieties of Pizza Grandiosa were introduced. They were marketed through the very successful Grandiosa election campaign in which almost 200,000 consumers voted for their preferred pizza. Abba Seafood in Sweden and Finland also successfully launched Kalles randiga, a new variety of Kalles cod roe spread that combines cheese and cod roe. Other innovations that were well received were Solidox Syreblokk (Acid Block) toothpaste in Norway and Café Brownies, a soft brownie-type cake that is marketed in Norway and Sweden. Grandiosa pizzas, Fun Light cordials and Solidox Syreblokk toothpaste contributed significantly to top-line growth in 2004.

In line with Orkla's goal to be a leading player in the categories in which the Group operates, Orkla holds strong positions in almost all of its market segments. The table on the next page provides an overview of Orkla Foods' and Orkla Brands' market positions, by category, in the Nordic countries and in Central and Eastern Europe seen as a whole. As the table shows, Orkla is particularly strong in Sweden and Norway, but Orkla Foods and Orkla Brands also hold several strong positions in Finland and Denmark. Orkla Foods has substantial market shares for frozen pizza, ketchup, jams and marmalade on several of the national markets in the Nordic region and Central and Eastern Europe. In the latter region, Orkla Foods is in an expansionary phase and continuously seeks to reinforce its position both geographically and in individual categories. Orkla Brands' main strength is in the Nordic region where it holds strong positions on the biscuits, snacks, dietary supplements and household textile markets in several of the Nordic countries. Orkla Foods and Orkla Brands are focusing on spreading successful products to markets in other regions. Consequently, in the coming years, Orkla will be expanding into categories that are new to Orkla companies in some countries.

Orkla focused strongly on efforts to increase production efficiency. This is achieved in part through continuous improvement of operations at all production plants, and in part through major improvement and redesign projects. A number of comprehensive improvement projects are currently being implemented in all three business areas.

BRANDED CONSUMER GOODS IN THE NORDIC REGION

Orkla is the leading supplier of grocery products to Nordic households, and regards the Nordic region as its domestic market in the grocery products sector. At the same time, several grocery chains are increasingly operating at the Nordic level. On the other hand, consumer preferences still differ significantly from one country to another, besides which some of the chains focus primarily on national markets. Orkla takes account of this duality by having independent companies in the Nordic countries, thereby ensuring that products are adapted to local market and customer demands. At the same time, Orkla has a Nordic superstructure and approach to the opportunities that open up at the Nordic level.

In 2003, grocery sales in the Nordic region totalled around NOK 398 billion. If Coop Norden is

[1] Excluding acquisitions and divestments and currency translation effects.

grouped with the Finnish cooperative companies (SOK and Tradeka), they have a total share of approximately 31 % of the Nordic grocery market. Similarly, ICA has a share of about 34 % if ICA (Norway and Sweden), Dansk Supermarked (Denmark) and Kesko (Finland) are taken as a group. If Norgesgruppen, Axfood (Sweden), Spar Finland and Felles Indkøb (Denmark) are regarded as a single block, it accounts for around 23 % of total grocery sales in the Nordic region.

So-called "discount chains" such as Willy's (Sweden), Netto (Denmark and Sweden) and the low price chains in Norway (Rema, Rimi, Kiwi and Prix) continue to increase their share of the Nordic grocery market and now account for about 30 % of total sales. The trend in the past few years towards a growing number of "hard-discount" chains that have an extremely limited product range, low prices, few supplier brands and a very high percentage of private labels, has continued in 2004. The hard-discount chains carry a substantially lower percentage of Orkla's brands than other store concepts and must primarily be regarded as competitors. It is uncertain how large a share of the grocery market these brands will capture, but so far they have only taken a couple of percentage points of the market in the Nordic countries. One way in which the other players in the grocery trade are responding to the competition from hard-discounters is to increase their focus on their own private labels. As a result, private labels' share of the Nordic market rose from 9.4 % in 2002 to 10.2 % in 2003, according to ACNielsen. This market share is estimated to have increased to around 12 % in 2004. The growing competition from private labels primarily affects the relatively weakest supplier brands which are number three to five in the market. Orkla's portfolio of branded consumer goods one and two positions and are thus less vulnerable to the tougher competition. Nevertheless, Orkla is countering the intensified competition by strengthening its focus on brand building through innovation and advertising. Orkla is also making efforts to further improve cooperation with retailers by implementing measures to increase retailers' profitability within Orkla's product categories.

BRANDED CONSUMER GOODS OUTSIDE THE NORDIC REGION

Orkla aims to strengthen its position in the Branded Consumer Goods sector in selected markets in Central and Eastern Europe, primarily through acquisitions but also through organic growth. In 2004, the Branded Consumer Goods business reported total sales of NOK 2.3 billion in Central and Eastern Europe, up 13 % from 2003. Orkla acquired a number of enterprises in Central and Eastern Europe in 2004, mainly in the food sector. Towards the end of the year, the Group bought SladCo, a leading Russian manufacturer of chocolate and confectionery. The company had operating revenues of approximately NOK 970 million in 2004, and employ 4,000 people.

Orkla wishes to acquire companies with competent local management which, backed by Orkla's financial strength, brand expertise and industrial know-how, will be capable of developing strong, long-term market positions. At the initial stage following an acquisition, emphasis is placed on upgrading product quality, strengthening local brand names, increasing production efficiency, realising potential synergies through cooperation with other Orkla companies, and training management and other personnel.


Nordic countries*
150
120
90
60
30
NOK billion
97
126
100
75
Norway
Sweden
Denmark
Finland
Source: ACNielsen
* Excl. VAT

The three largest retailers' market share


100
80
60
40
20
%
82
94
89
80
Norway
Sweden
Denmark
Finland
Source: ACNielsen

Retailer alliances' share of the Nordic grocery market


Coop/SOK/Tradeka 31 %
ICA/Kesko/Dansk Supermarked 34 %
Axfood/Spar/Norges-Gruppen/SuperGros 23 %
Other 12 %

Total sales on the Nordic grocery market approximately NOK 398 billion (excl. VAT)
Source: ACNielsen

ORKLA'S MARKET POSITIONS IN 2004

Categories	Norway	Sweden	Denmark	Finland	Central and Eastern Europe
Orkla Foods					
Frozen pizza	●	●	○	◑	◑
Ketchup	●	●	◑	●	◑
Herring	○	●	◑	●	◑[1]
Cod roe spread	○	●	○	●	●[2]
Jam and marmalade	●	●	●	◔	◑[1]
Cordials and soft drinks	◑	●	◔	●	○
Preserved vegetables	●	●	●	●	◔
Dressings	●	●	○	◑	◔
Frozen ready meals	◔	◑	◔	○	◑[3]
Orkla Brands					
Household detergents	●	○	○	○	○
Personal hygiene/cosmetics	●	○	○	○	○
Dietary supplements	●	○	◔	●	◔
Snacks	◑	●	●	○	○
Household textiles	●	◑	○	◔	○
Biscuits	●	●	○	◔	○
Confectionery	◑	○	○	○	○

[1] *Applies only in Poland*
[2] Applies only to seafood spreads in tubes in Poland
[3] Applies only in the Czech Republic

● *STRONG* No. 1, clearly stronger than no. 2
◑ *GOOD* No. 1 or no. 2, same size as no. 1 or no. 2
◔ *PRESENT* No. 2 or weaker, clearly weaker than no. 1
○ NOT PRESENT


BAKK
DAL
Fish

KALLES RANDIGA – Kalles randiga cod roe and cheese spread was an instant success when it was launched in Sweden in February 2004. Around 3 million tubes had been sold by the end of the year. Total sales of Kalles increased by 20 % in 2004 and contributed to a 12 % rise in the total cod roe spread market.

BAKKEDAL – After seven years of development, Dragsbæk A/S launched the blended product Bakkedal (50 % butter and 50 % vegetable oil) on the Danish market in February 2002. The product has been well received by consumers thanks to its flavour, consistency and attractive design.

KAPTEIN SABELTANN – "Captain Sabretooth" is the most sold bread in Norway and the winner among families with children.

SUPERFISH – SuperFish is one of the leading seafood brands in Poland. In 2004 the entire product range was re-launched with an improved, modernised design.



GRANDIOSA – The Norwegian pizza election in 2004 was a great success and resulted in a significant rise in sales of Grandiosa. There are four varieties of this pizza brand, which has half of the Norwegian frozen pizza market. Grandiosa, which is celebrating its 25th anniversary in 2005, is also exported to Sweden and Finland.


GRANDIOSA

ORKLA FOODS

Focus in 2005

↳ Increase the number of major innovations and strengthen focus on brand-building
↳ Continue to improve operations and reduce the price of input factors
↳ Further the develop expertise within the organisation
↳ Increase focus on nutrition and health
↳ Maintain consumer confidence



ORKLA FOODS

Orkla Foods is a leading developer, manufacturer and supplier of food products in the Nordic region. Operations are concentrated around the company's own strong brands and concepts. Orkla Foods aims to maintain its solid positions in the Nordic region and to strengthen its position in Eastern Europe and Russia.

Orkla Foods is divided into four main areas: Orkla Foods Nordic, Orkla Foods International, Orkla Food Ingredients and Bakers. Orkla Foods has two international product categories: "Tasty Meals" (pizzas, pies and small hot meals) and "Tasty Brands" (ketchup, mustard, dressings, mayonnaise, other sauces, Risifrutti rice desserts and Fun Light cordials). The company also has a number of brands that are well established on national markets. Most of its products hold number one or number two positions on their markets. At the end of 2004, Orkla Foods had 63 production plants in 13 countries and employed a workforce equivalent to 7,066 man-years.

RESULTS

Operating revenues totalled NOK 12,711 million, equivalent to underlying[1] growth on a par with 2003. Operating profit before goodwill amortisation amounted to NOK 1,178 million, up NOK 148 million or 14 %. This growth was largely a result of systematic efforts to strengthen competitiveness, in part by improving operational efficiency.

In 2004, Orkla Foods launched several new products in the Nordic grocery trade. Among the biggest successes were two new varieties of Pizza Grandiosa in Norway, Kalles randiga cod roe/cheese spread in Sweden and Finland, and Fun Light Ice tea in Sweden, Finland and Norway.

With a view to rationalising operations, a comprehensive cost reduction programme was initiated in 2003. At the end of 2004, the cost base was reduced by over NOK 500 million compared with 2002. Both in 2003 and 2004, improvement measures generated positive accounting effects totalling over NOK 200 million. The workforce was cut by almost 1,200 man-years, or 15 %, during this period.

The Orkla Food Safety Standard, which was introduced in 2004, applies to all the businesses in Orkla Foods and Orkla Brands. To ensure compliance with this standard, annual audits are carried out at all plants.

ORKLA FOODS NORDIC

Orkla Foods Nordic consists of Stabburet in Norway, the Swedish companies Procordia Food and Abba Seafood, the Danish company Beauvais and the Finnish-Baltic Felix Fenno-Baltic division.

STABBURET

Stabburet's operating revenues totalled NOK 2,892 million, up 5 %. Operating profit before goodwill amortisation showed good improvement.

In 2004 Stabburet strengthened the market positions of its main brands. Sales of Pizza Grandiosa grew by 42 %, while sales of Chef sausages, hamburgers and pizzas rose by 25 % and Fun Light cordials by 23 %.

Stabburet has taken a number of initiatives to further increase its competitiveness on the international market. A new marketing strategy for the catering business entails greater focus on fast food and the Chef service concept. This strategy also entails reorganisation measures and workforce reductions of between 120 and 140 production, sales and marketing staff, most of which will be implemented in the course of 2005.

Stabburet's targeted efforts to continuously reduce costs have had a positive impact on profit. An extensive restructuring programme that was carried out at the Stranda factories has helped to increase the company's competitiveness.

PROCORDIA FOOD

Procordia Food had operating revenues of SEK 3,278 million, down SEK 172 million. Operating profit before goodwill amortisation improved.

Operating revenues by product group



Product group	%
Pizza/pies	10 %
Ready meals	10 %
Beverages	5 %
Sauces	7 %
Vegetables	4 %
Seafood	13 %
Baking ingredients	22 %
Potato products	3 %
Desserts and snacks	5 %
Jam and marmalade	5 %
Sweet spreads	1 %
Bread and bakery products	13 %
Other	2 %

Total operating revenues NOK 12.711 million

[1] Excluding acquisitions and divestments and currency translation effects

Procordia Food encountered stronger competition due to the growth of private labels in the retail sector and the introduction of "hard discounters". The Swedish debate on sugar also had a negative impact on sales of certain products.

Several new products were launched in 2004. Bob Mixx, which contains less sugar and more berries, has captured 10 % of the Swedish cordial market since the product was launched early in the second quarter. Fun Light Ice tea became market leader in the ice tea market immediately after it was launched, while the health drink Ekströms Liva was well received among increasingly nutrition-conscious Swedish consumers. Several improvement programmes were carried out to increase competitiveness.

ABBA SEAFOOD

Abba Seafood's operating revenues totalled SEK 957 million, compared with SEK 1,027 million for 2003. Operating profit before goodwill amortisation showed a clear improvement compared with the previous year.

A large part of the decline in operating revenues was due to adaptation to lower raw material prices. Profit growth can be ascribed to an improvement programme through which the workforce has been reduced by around 160 man-years, or approximately 28 %, since 2002.

Abba Seafood strengthened its position in the Swedish grocery sector. The launch of Kalles randiga, a cod roe and cheese spread, was very well received. As a result of the introduction of this new product, sales of Kalles brand products rose by 20 % from 2003. Abba herring, Abba cod roe spread and Grebbestad's anchovies also increased their market shares.

BEAUVAIS

The Danish company Beauvais reported operating revenues of DKK 532 million, compared with DKK 551 million in 2003. Sales increased in the second half of 2004, compared with the corresponding period the year before. Operating profit was on a par with 2003.

A number of measures have been implemented to improve operational efficiency, and Beauvais is investing more resources in innovation than before. Beauvais' newly launched range of Beauvais dinner ketchup and soups and Den Gamle Fabriks light marmalade were all well received on the Danish grocery market. Activities were also initiated to strengthen Beauvais' position on the catering market.

FELIX FENNO-BALTIC

Felix Fenno-Baltic, which comprises operations in Finland and the Baltic States, reported operating revenues of EUR 85 million, equivalent to underlying[1] growth of 5 %. Operating profit before goodwill amortisation showed a marked improvement. Felix Finland maintained its strong market positions and achieved 5 % growth in sales. Põltsamaa Felix in Estonia increased sales by 9 %. Spilva in Latvia, which was acquired with accounting effect from July 2004, performed well. The company is one of Latvia's leading food manufacturers and has a broad range of products.

ORKLA FOODS INTERNATIONAL

Orkla Foods International reported operating revenues of NOK 1,046 million, compared with NOK 985 million in 2003. For the first time, the company achieved operating profit as a result of improved sales for several of the companies and a number of cost-cutting measures.

Orkla Foods International achieved broad-based profit improvement and sales growth. The performance of Orkla Foods Romania, the leading manufacturer of margarine, ketchup and mustard, which reported 32 % growth in fourth quarter sales, was particularly satisfactory.

In November, Orkla Foods International took over the Polish company Elbro, which posted operating revenues of approximately NOK 47 million in 2004 and has 90 employees. Elbro produces frozen noodles and pirogues.

ORKLA FOOD INGREDIENTS

Orkla Food Ingredients' operating revenues totalled NOK 2,640 million, equivalent to underlying growth[1] of 2 %. Operating profit before goodwill amortisation was weaker than in 2003 due to costs related to improvement projects. Dragsbæk Margarinefabrik performed well, with 5 % growth in revenues and lower fixed costs. The blended product Bakkedal (50 % butter and 50 % vegetable oil) continued to sell well on the Danish grocery market.

In December 2004, Idun Industi entered into an agreement to buy all the shares in Candeco Confektyr. Candeco is a niche company that manufactures and sells confectionery and chocolate products to the Swedish industrial market.

BAKERS

The acquisition of Bakehuset Norge, which was approved in January 2004, strengthened Bakers' position as the leading manufacturer of bread and bakery products in Norway. Bakers, including Bakehuset Norge, reported operating revenues of NOK 1,623 million in 2004. Operating profit before goodwill amortisation declined slightly.

As part of the effort to improve efficiency at Bakers in an increasingly competitive bakery market, the company closed four bakeries in 2004 and upgraded its 15 other bakeries. The workforce was reduced by 105 man-years.

Net sales by market



Norway	37 %
Sweden	32 %
Denmark	11 %
Finland	5 %
Poland	5 %
Other	10 %

Net sales NOK 12,640 million

Revenues by segment



Retail	65 %
Catering sector	11 %
Industry/Export/Other	24 %

Total operating revenues NOK 12,711 million


CRISPO
Café Brownie
Sun
Tabletter

SUN TABLETTER – Lilleborg's investment in and increased focus on tablets resulted in 20 % growth for Sun dish-washing tablets in 2004. Innovations such as Sun Lemon tablets promote category growth.

CRISPO – Nidar's Crispo experienced an immediate rise in sales after the chocolate was re-launched in summer 2004 with a new design and a new shape.

CAFÉ BROWNIE – Café Brownie was launched in autumn 2004 and became market leader from day one. This product, which is the Biscuits division's first step into the cake segment was launched under the successful Café label, the biggest brand on the Norwegian biscuits market.

BLENDA HVITT – Blenda Hvitt washes not just white but Blenda white! Blenda detergent has been washing Norwegians' clothes white for seventy years. The current product has an extra whiteness protector which ensures that clothes stay white for wash after wash. This has strengthened Blenda's unique popularity with consumers. Despite increasingly tough competition, Blenda still owns the white segment.



ORKLA BRANDS

Focus in 2005

- Continue to invest in innovation and product development
- Concentrate innovation and marketing activities on major brands and products with significant growth potential, thereby strengthening consumer loyalty
- Improve competitiveness by focusing continuously on the entire value chain
- Establish a profitable business model for Household Textiles



ORKLA BRANDS

Orkla Brands comprises branded consumer goods in the detergents, personal care, confectionery, biscuits, household textiles and dietary supplement segments. As of 31 December 2004 Orkla Brands also controlled 40 % of the snacks manufacturer Chips Scandinavian Company. The businesses under Orkla Brands have solid, long-standing traditions and develop, manufacture and market leading branded consumer goods that have a strong identity and position, both in terms of consumer loyalty and among retailers. Orkla Brands comprises Orkla's most advertising and marketing-intensive products.

Operating revenues by business area



Lilleborg Home and Personal Care	31 %
Confectionery	21 %
Biscuits	17 %
Snacks	11 %
Lilleborg Industrial Detergents	8 %
Household Textiles	7 %
Dietary Supplements	5 %

Total operating revenues NOK 4,787 million

Confectionery market (value) Norway


7,000
6,000
5,000
4,000
3,000
2,000
1,000
NOK million
'00 '01 '02 '03 '04

Source: ACNielsen

The product portfolio includes strong, well-known brands such as Omo and Define (Lilleborg Home and Personal Care), Stratos and Nidar Favoritter (Confectionery), Ballerina and Café Cookies (Biscuits), Möller's Dobbel (Dietary Supplements), OLW and KiMs (Snacks) and LaMote (Household Textiles).

Orkla Brands' strategy is to focus on strong brands, on which it concentrates its innovation activities and market support. Orkla Brands intends to further develop the Nordic region as its home market and to expand in selected markets in Eastern Europe. 96 % of operating revenues in 2004 derived from the Nordic market. The businesses in Orkla Brands mainly hold number one positions in the markets in which they operate. Lilleborg Home and Personal Care has an agreement with Unilever concerning detergents, personal care products and cosmetics for the Norwegian market. The agreement was originally signed in 1958 and was last renegotiated in 1995. Under the renegotiated agreement, cooperation will continue as before in accordance with the same main business principles until 2014. Orkla Brands had a workforce equivalent to 2,066 man-years as of 31 December 2004.

On 8 November 2004 Orkla made an offer to buy all the shares in the Finnish listed company Chips Abp, which is Orkla's partner in CSC. Orkla plans to integrate the company into Orkla Brands.

RESULTS

Orkla Brands' operating revenues totalled NOK 4,787 million, equivalent to an underlying[1] decline of 1 %. This is largely explained by the smaller number of major launches compared with previous years, and the expected reduction in export sales from Lilleborg Home and Personal Care. Systematic, targeted efforts are being made to increase innovation, which is considered to be the main source of sales and profit growth and the best means of meeting increased competition. Operating profit before goodwill amortisation amounted to NOK 953 million, which is equivalent to 3 % growth. The improvement in 2004 was broad-based and all business areas, except for Biscuits, achieved higher profit. Orkla Brands continued its efforts to increase efficiency by optimising the value chain. These efforts resulted in cost savings which largely explain the improvement in profit. In the Household Textiles segment, a major improvement project was initiated in 2004 to secure a long-term, competitive business platform. This work, which generated tangible results in the form of reduced complexity, smaller inventories and improved results in 2004, is still in progress.

Continued focus on innovation culminated in several launches in 2004, the largest of which was Biscuits' introduction of Café Brownies. Other important launches during the year were Solidox Syreblokk (Acid Block) toothpaste from Lilleborg Home and Personal Care, Laban Mørk from Confectionery and Ballerina Appelsin (orange) from Biscuits. Extra Drops boiled sweets (agency for Wrigley) also made a positive contribution to Confectionery's results.

LILLEBORG HOME AND PERSONAL CARE

Lilleborg Home and Personal Care reported operating revenues of NOK 1,470 million, down 4 % from 2003. This decline is entirely due to the

[1] Excluding acquisitions and divestments and currency translation effects

expected reduction in export sales to Unilever. Despite increased competition from private labels, the volume of sales on the domestic market was higher than in 2003. There was growth in revenues from the sale of both detergents and personal hygiene products. The biggest new launches were Solidox Syreblokk toothpaste and Dr Greve Sensitive Dusjgelé (shower gel). Operating profit before goodwill amortisation was higher than in 2003. This improvement was related to the above-mentioned increase in sales on the domestic market and lower fixed costs due to the efforts to increase value chain efficiency. Lilleborg Home and Personal Care maintained its market shares.

LILLEBORG INDUSTRIAL DETERGENTS

Lilleborg Industrial Detergents is Norway's leading total supplier of cleaning and hygiene systems for the professional market. Operating revenues totalled NOK 371 million, up 7 %. This increase is primarily attributable to the acquisition of Johnson Diversey's operations in Norway. The merger with Johnson Diversey has been successful and, combined with efforts to rationalise existing operations, has contributed to good profit growth. Market shares increased.

CONFECTIONERY

Operating revenues for Confectionery totalled NOK 1,024 million, which was 1 % higher than in 2003. This improvement was mainly due to new launches. Increased sales and projects aimed at improving value chain efficiency generated profit growth. The Confectionery business strengthened its market shares.

BISCUITS

Operating revenues for the Biscuits business totalled NOK 823 million, which is equivalent to an underlying[1] decline of 1 %. The companies operating on the Swedish, Norwegian and Finnish markets experienced a certain fall in revenues, while exports to countries outside the Nordic region increased. The decline in sales can be ascribed to stronger competition from private labels, the transport workers' strike in Norway and lower consumption of biscuits, which also led to a drop in profit. Market shares in Sweden and Norway were maintained. In autumn 2004, the Biscuits business launched Café Brownies, thereby taking its first step into the soft cakes segment.

SNACKS

Chips Scandinavian Company (CSC) is a Nordic snacks company, 40 % of which is controlled by Orkla and 60 % by Chips Abp. CSC consists of OLW Sverige AB, KiMs Norge AS and KiMs Danmark A/S, and the natural snacks companies Parrots AB and Trope A/S. Operating revenues for the Snacks business totalled NOK 544 million, which in terms of underlying[1] performance was on a par with 2003. The companies in Denmark and Norway achieved satisfactory growth in revenues, while revenues in Sweden declined slightly due to tougher competition from private labels. Profit was on a par with 2003. Despite a marginal reduction in market share, the Snacks business consolidated its position as Nordic market leader.

HOUSEHOLD TEXTILES

Operating revenues for Household Textiles totalled NOK 335 million, equivalent to underlying[1] growth of 1 % compared with 2003. Sales increased in Norway, primarily due to distribution to ICA Norge from 1 January 2004. Orkla acquired ICA's brand LaComfort and the brand has now been systematically phased out in all ICA stores. The fall in sales in Sweden was related to the termination of distribution to Axfood and Bergendahls. In the first half of 2004, the business model was analysed and measures were identified to improve profitability in the long and short term. The greatest effects are expected to be realised in 2005. Market shares increased slightly.

DIETARY SUPPLEMENTS

Operating revenues for Dietary Supplements totalled NOK 229 million, up 7 % from 2003. The business maintained its dominant position on the Norwegian market. Dietary Supplements launched three varieties of Möller's Ekstrakter (extracts), among which Blueberry Extract was best received. Export sales continued to improve in 2004, mainly to the Finnish market, where the business has a dominant market position in omega-3 products. Dietary Supplements established sales to Poland in autumn 2004. The business maintained its market shares.

Biscuits market (value)


1.500
1.200
900
600
300
NOK million
'00 '01 '02 '03 '04
Norway Sweden Finland
Source: ACNielsen

Snacks market (value)


3.000
2.500
2.000
1.500
1.000
500
NOK million
'00 '01 '02 '03 '04
Norway Sweden Denmark
Source: ACNielsen

Detergents market/ Personal products market (value) Norway


4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
NOK million
'00 '01 '02 '03 '04
Source: Estimate based on ACNielsen, GKF and KLF


HER
Drammens Tidende
Blank løgn

HER OG NÅ – Norwegians read magazines more than ever before. According to MMI's September readership survey, almost 12 million gross readers per week read 87 different magazines on the Norwegian market. Her og Nå has been a success and is one of the most popular celebrity magazines.

DRAMMENS TIDENDE – The strong focus of Norwegian local newspapers on switching to tabloid format has had a positive impact on both readership and the advertising market. Drammens Tidende is one of the newspapers that have changed over from broadsheet to tabloid format.

B.T. – "Denmark 's family newspaper!" In the past year, B.T. has carried out a comprehensive development process and is now a modern tabloid newspaper.

RZECZPOSPOLITA ↳ Rzeczpospolita, one of Poland's biggest newspapers, has focused strongly on exposing corruption and reprehensible practices in public and private business and industry.


URBAN
Et flyvende fund!
zett.no
ORKLA MEDIA

URBAN – The free newspaper Urban aims to be Denmark's most widely read newspaper. In September 2004, Urban crossed the Storebælt channel and became a national newspaper. In this connection, circulation increased by 80,000 to 260,000 copies.

ZETT.NO – Zett.no is a joint classified advertising service for Norwegian local newspapers. Orkla Media's Internet operations grew significantly in 2004.

Focus in 2005 :

- Continue the improvement programmes and strenghten profitability at Berlingske
- Develop digital services in the core business and consider new business opportunities
- Continue to improve operations and cut costs through product development and by restructuring IT and critical production systems



ORKLA MEDIA

Orkla Media's business concept is to focus on advertising media with strong, long-term market positions. Investments are concentrated on areas in which the Group can realise synergy gains by coordinating resources and competence.

Orkla Media operates in the newspaper, magazine and direct marketing sectors. The Group has activities in Norway, Sweden, Denmark, Poland, Lithuania and Ukraine. The newspaper business in Norway comprises local newspapers with number one positions, which have an aggregate market share of 15 % of national circulation. The Berlingske Group is the largest player on the Danish newspaper market with a 31 % share of the daily market and a 42 % share of the Sunday market. Orkla is a leading player on the Polish newspaper market with a market share of 21 %. Through its 50 % interest in Hjemmet Mortensen, Orkla Media is the largest player on the Norwegian market and fourth largest on the Swedish market. Orkla Media is also a major player in the direct marketing sector with operations in Norway and Sweden. As of 31 December 2004, the Group's workforce totalled 6,746 man-years.

RESULTS

Operating revenues totalled NOK 8,210 million in 2004, equivalent to underlying[1] growth of 5 %. Operating profit before goodwill amortisation amounted to NOK 386 million, compared with NOK 242 million in 2003. The newspaper business achieved significant profit growth in Norway and especially in Denmark. This can primarily be ascribed to growth in advertising revenues, but cost-cutting measures also had an impact. The negative trend for circulation figures in Denmark and Poland continued.

In addition to the improvement in advertising revenues, the newspaper businesses in Norway and Denmark reported substantial revenue growth in connection with the production, printing and distribution of customer newspapers and advertising supplements. Several successful improvement programmes were also carried out in 2004.

Operating revenues by sector


Berlingske 46 %
Newspapers Norway 28 %
Newspapers Central and Eastern Europe 10 %
Magazines 10 %
Direct Marketing 6 %

Total operating revenues NOK 8,210 million

BERLINGSKE

Operating revenues totalled NOK 3,790 million, which is equivalent to underlying[1] growth of 5 % compared with 2003. Revenue growth was largely related to higher advertising revenues and increased printing and distribution activities. Operating profit before goodwill amortisation improved significantly compared with 2003. This is largely ascribable to a positive trend in advertising volumes and the effects of cost reduction measures. Advertising revenues rose by just under 8 %, while the total market increased by 5 %. The volume of advertising in the editorial and classified sections showed a positive trend. Weekday/Sunday circulation figures for newspapers in the Berlingske Group declined marginally less than for the overall market.

The free-sheet Urban continued to expand its operations and in 2004 outdistanced its main competitor MetroXpress in terms of readership in Copenhagen. In 2004 both Urban and its competitor made the transition to national distribution and have built up substantial advertising sales volumes with high growth rates. Berlingske's other free media are developing favourably. The paid newspapers underwent major changes in 2004. Through its "Closer to our Readers" project, Berlingske Tidende sharpened its market profile and carried out a comprehensive process to develop the newspaper's layout and editorial content. Under the "Gifted Tabloid" concept, Berlingske Tidende initiated a campaign to reposition itself on the market as Denmark's family newspaper. Work on developing the regional dailies into media houses comprising newspaper, radio and Internet services was intensified in 2004. Jydske Vestkysten and De Bergske Blade have made the most progress in this integration process. Berlingkse strengthened its activities on the digital classified advertising markets, and Jobzonen became market leader in the online recruitment sector in Denmark.

[1] Excluding acquisitions and divestments and currency translation effects.

NEWSPAPERS NORWAY

Operating revenues totalled NOK 2,263 million, equivalent to underlying[1] growth of 9 %. Operating profit before goodwill amortisation improved significantly, largely due to the positive trend in advertising revenues.

Advertising revenues for Orkla Media's Norwegian newspapers grew by 5 %. Total circulation for Orkla Media's newspapers in Norway declined slightly, but was marginally better than circulation for the overall market. Subscription revenues increased 3 %.

Virtually all of the newspapers in the Group have now completed their transition to the tabloid format. In 2004, one Sunday newspaper (total of four) was launched, as well as local magazine concepts in several of the newspapers. Seven local free-sheets and two radio stations were also established or acquired. Orkla Media decided to build a new printing plant in Ålesund for the northwestern region of Norway. The plant is scheduled to be completed in early 2006. From the end of 2004, all marketing activities targeting the central advertising market will be carried out by a separate, independent sales organisation, Mediasite. Mediasite will develop concepts that can be used universally in printed advertisements, inserts and supplements and on the Internet, radio and TV. In 2004 a decision was made to split the distribution operations from the newspaper operations and organise them under a separate company. Orkla Media's national positions in digital media were strengthened through the acquisition of the Tinde website and further development of the digital classified advertisement business Zett, which is jointly owned with A-pressen.

NEWSPAPERS CENTRAL AND EASTERN EUROPE

The newspaper business in Eastern Europe reported operating revenues of NOK 857 million, equivalent to an underlying[1] increase of 2 %. Advertising revenues were on a par with 2003. Operating profit before goodwill amortisation was lower than in 2003. As a result of intensified competition on the Polish newspaper market, more resources were invested in marketing and product development for the Group's newspapers. This is the main reason for the decline in profit from 2003.

The Orkla newspapers in Central and Eastern Europe reinforced their position as a platform for critical journalism. Several of the companies have developed a number of supplements to the original newspapers. The business in Eastern Europe is in the initial stage of a process aimed at developing a classified advertisement portal on the Internet, in addition to preparing for the exchange and coordination of editorial material. In 2004, FotoRzepa was established as a central photo archive for the exchange of photographs between the Group's Polish newspapers. The Polish Ministry of Privatisation has decided to commercialise PPW, the state company that owns Rzeczpospolita. This means that Orkla Media may be able to buy more shares in Rzeczpospolita.

MAGAZINES

Operating revenues totalled NOK 797 million, equivalent to underlying[1] growth of 2 %. Operating profit before goodwill amortisation improved due to positive advertising trends and continued strong focus on costs and increased efficiency.

Hjemmet Mortensen's advertising revenues increased 8 %, while the total market rose 7 %. Hjemmet Mortensen had a market share, measured in NOK, of around 45 %, which was on a par with 2003. Total circulation for Hjemmet Mortensen rose by 6 %, in line with total market growth.

Hjemmet Mortensen is currently completing the first stage of a new customer service system in connection with its existing subscription system. This is expected to result in a larger number of renewals among first-time subscribers. Hjemmet Mortensen has developed a substantial portfolio of photo advertising magazines that are now encountering considerably fiercer competition from Internet-based classified advertisement services. To be able to offer competitive combinations of magazine and Internet services and secure access to content for its advertising magazines, Hjemmet Mortensen strengthened its position in the classified advertisement market by acquiring Noka Data AS (autodb.no) and the Swedish Tradecenter AB and by increasing its interest in Baatnett AS. At the same time, it further developed its existing services.

DIRECT MARKETING (DM)

Operating revenues totalled NOK 508 million, which is an underlying[1] decline of 2 %. Underlying growth in operating profit before goodwill amortisation was on a par with 2003. In general, performance has been characterised by a reorientation towards revenues with a low contribution margin and by poor revenue growth in Sweden. To strengthen revenues, the sector will organise its sales resources into a smaller number of entities that will operate under a common profile. In parallel, cost reduction measures have been initiated, primarily within DM production and IT.

Breakdown of operating revenues



Berlingske
Newspapers Norway
Newspapers Central and Eastern Europe
Magazines
100
80
60
40
20
%
22
43
35
26
45
29
15
41
44
8
24
68
Circulation
Advertising
Other

Operating margin before goodwill amortisation



10
8
6
4
2
%
8.1
3.9
2.1
3.3
4.7
'00 '01 '02 '03 '04



– Borregaard is the only van[illegible]ucer in the world that supplies wood-b[illegible]illin, a quality [illegible]t is especially suitable [illegible]ctionery and fine [illegible]ery products.

[illegible]'s fine [illegible] plants produce [illegible] intermediates for [illegible] pharmaceutical [illegible] Speciality cel- [illegible] Borregaard is [illegible] among other things in [illegible] production of fillers for [illegible]

– Lignin from Borregaard LignoTech provides cost-effective quality advantages in modern concrete structures all over the world, including the library in Alexandria. (Photo: Snøhetta)

– Some lignin products are used as binding agents in animal feed, while other lignin products improve the quality of feed, increasing the cow's nutritional intake.

– Borregaard's wood-based chemicals are used in ice cream for flavour (vanillin) and consistency (speciality cellulose).




CHEMICALS

– Borregaard's speciality cellulose is a raw material for products that are used in various applications such as binders and thickeners for tile adhesive and sprayed concrete.

Focus in 2005

- Continue to expand and further develop core businesses
- Increase competitiveness through innovation, restructuring and improvement programmes
- Complete the restructuring of non-core businesses



CHEMICALS

Borregaard pursues a strategy of specialisation and concentration on global niche markets which has given the company leading global positions in wood-based chemicals. Specialisation reduces the impact of economic fluctuations and strengthens competitiveness. A high rate of innovation ensures product development that generates added value for Borregaard's customers.

Operating revenues by business area



Speciality chemicals	50 %
Fine chemicals	14 %
Other	36 %

Total operating revenues NOK 6,217 million

Net sales by market



Norway	16 %
Other Nordic countries	10 %
Other European countries	45 %
Asia	15 %
America	12 %
Other	2 %

Net sales NOK 6,040 million

At the start of 2005, Borregaard's activities are more focused and more clearly defined than before. Non-core business areas have either been divested or are being restructured. As a result, the Core business areas were strengthened in the course of 2004. The cellulose business has been further specialised. The capacity of the lignin business increased after the expansion of the plant in South Africa and the acquisition of the Austrian company Biotech. Through this aquisition, Borregaard has established a broader presence in Eastern Europe.

A programme for the restructuring, winding up or sale of large parts of Borregaard's non-core business was drawn up in 2004. A substantial provision was made for this purpose. Denofa's markets and operating parameters have deteriorated strongly in the past few years. In addition to significant non-recurring losses for the company's soya operations, the oils and fats business has operated at a considerable loss despite the improvement processes that have been carried out. In the light of this situation, the fat refinery in Fredrikstad was closed down in January 2005 and a new operating concept has been established for the extraction plant, in which external majority shareholders are involved. Borregaard Synthesis' plants outside Norway have also had poor profitability in the past few years. The restructuring programme also covers the businesses in Italy, the USA and China. Borregaard has already decided to close the fine chemicals factory in Madone, Italy. Borregaard Vafos, Borregaard Hellefoss and Borregaard's 50 % interest in Orkla Exolon were sold in 2004. The restructuring programme will continue through most of 2005.

In parallel with this process, the previously established improvement programmes have continued and been supplemented. The programme in Sarpsborg is proceeding as planned and the results achieved in 2004 were as expected. A new programme aims at optimising the operations in Switzerland.

Macro-economic conditions continued to have a negative impact on Borregaard's results in 2004. In addition to continued weak markets for parts of the company's operations, the strong decline in the value of the US dollar put pressure on profitability. Although the Norwegian krone, seen in isolation, weakened against most currencies, the fall in the exchange rate for the US dollar had the most significant impact for Borregaard. The decline in the value of the US dollar towards the end of 2004 cannot be fully compensated for by currency hedges and improvement programmes.

RESULTS

Borregaard's operating revenues totalled NOK 6,217 million, equivalent to underlying[1] growth of 1 %. Operating profit before goodwill amortisation amounted to NOK 356 million, up from NOK 344 million in 2003. The main reasons for this profit improvement were the higher degree of specialisation and better prices for Borregaard ChemCell and good results from Borregaard Energy, while Denofa reported considerably lower profit than in previous years. Profit for Borregaard LignoTech was on a par with 2003 and somewhat lower for Borregaard Synthesis. In general, profitability was weakened by the falling US dollar, a trend that was counteracted by improvement programmes, tight cost controls and currency hedges.

SPECIALITY CHEMICALS

Borregaard's speciality chemicals business applies the company's expertise to utilise the various substances found in timber as raw materials for highly processed products. The speciality chemicals business consists of Borregaard LignoTech and Borregaard ChemCell.

[1] Excluding acquisitions and divestments and currency translation effects.

With twelve production plants in eleven countries, Borregaard LignoTech is the world's leading supplier of lignin-based binding and dispersing agents. Operating revenues for Borregaard Lignotech totalled NOK 1,441 million, up 1 % from 2003. Profit was satisfactory and on a par with previous years. Sales volumes were relatively stable in all main segments compared with 2003, but the weaker US dollar and increased competition for products for the construction industry have affected prices and margins. 2004 was the first full year of operation for the lignin plant in South Africa since its expansion, and the volumes supplied by the plant gradually increased. However, the very strong local currency put pressure on profitability. Borregaard LignoTech's presence in Eastern Europe was bolstered by the acquisition of the lignin-company Biotech.

Borregaard ChemCell is the leading supplier in Europe of speciality cellulose for chemical applications and a global leader in selected niche markets. This business area, which also produces bioethanol, yeast and yeast extract, has production plants in Norway and Switzerland. Borregaard ChemCell's operating revenues totalled NOK 1,667 million in 2004, which was 8 % higher than in 2003 in terms of underlying[1] growth. The significant profit improvement in 2004 can primarily be ascribed to higher prices, good sales in Asia of dissolving cellulose for use in textiles, and an improved product mix. In combination with improvement programmes, this resulted in higher operating revenues, improved production and lower costs. Higher timber prices in Norway were offset by measures that cut energy costs. However, the weak US dollar has curbed profit growth and given rise to an unfavourable competitive situation in relation to US dollar-based manufacturers. The yeast extract business in Switzerland still has low profitability and is currently being reorganised.

FINE CHEMICALS

Borregaard Synthesis is a leading supplier of fine chemicals to niche markets in the pharmaceutical industry, the food manufacturing industry and other selected markets. The business has production plants in Norway, Italy, USA and China. Operating revenues totalled NOK 887 million, up 6 % from 2003. Operating profit was slightly lower than in previous years. Higher volumes, lower costs and an improved product mix were counteracted by higher raw material costs, pressure on prices in certain segments and a weaker US dollar. Results for intermediates for the pharmaceutical industry were stable in 2004. There was a marked increase in sales volumes of aroma chemicals (lignin-based and synthetic vanillin and ethyl vanillin). Unfavourable currency rates and high oil-related raw material costs were partly offset by price increases. In autumn 2004, write-downs and restructuring provisions totalling NOK 250 million were made in connection with the businesses in Italy, the USA and China.

OTHER BUSINESSES

Denofa's operating revenues totalled NOK 1,583 million, down 4 % from 2003. The negative profitability trends for Denofa in the second half of 2003 continued to deteriorate sharply throughout 2004. Substantial non-recurring losses related to purchases of soya beans, lower crushing margins for soya beans and a weaker market position for deliveries of fish oil to the fish feed industry on the Norwegian market all had a negative impact. Cost-cutting measures were intensified, but were unable to prevent a very weak result for the year, which has been recognised in the financial statements in the form of write-downs and restructuring provisions totalling NOK 515 million. In autumn 2004 a decision was made to close the fat refinery in Fredrikstad, while a new commercial platform was established in partnership with new external majority shareholders to ensure the continued operation of the extraction plant.

In 2004 Borregaard Energy had good production volumes at its own plants and reported improved profit from financial power trading, thereby generating profit growth for this business area.

PRODUCTS AND APPLICATIONS

Speciality Chemicals

Lignin: Flow-regulating agents for use in concrete, textile dyes, ceramics, crop protection chemicals and oil drilling chemicals. Binding agents for animal feed and briquetting.

Speciality cellulose: Speciality cellulose for products used in the construction and oil industries and in the manufacture of food products, tablets, cosmetics and personal hygiene products, paint, varnish and printing ink. Other cellulose qualities are used in textiles, plastics and paper.

Other wood-based products: Bioethanol (produced by the fermentation of wood sugars) is used for technical applications in the pharmaceutical industry, paint and varnish, car care products, etc.

Yeast products (cultivated on the basis of wood sugars) are used as flavour enhancers and a source of protein in food products and animal feed.

Fine Chemicals

Pharmaceutical products: Intermediates for medicines and X-ray contrast media (diagnostic applications).

Aroma chemicals: Flavourings and fragrances used in food products and cosmetics, raw materials for pharmaceutical products.

Diphenols: Photochemicals, intermediates for aroma chemicals, agrochemicals and pharmaceutical products and applications.

Other areas

Oils, fats and proteins: The food manufacturing industry, animal and fish feed production and dietary and nutritional supplements.

Electric power

Operating margin before goodwill amortisation



10
8
6
4
2
%
6.7
8.6
9.4
5.7
5.7
'00 '01 '02 '03 '04

Return on capital employed



15
12
9
6
3
%
10.8
13.7
13.1
7.1
7.7
'00 '01 '02 '03 '04

Total investments*



600
500
400
300
200
100
NOK million
257
347
518
443
302
'00 '01 '02 '03 '04

* Replacement expenditures, enviromental investments and expansion investments in own capacity

 

FINANCIAL INVESTMENTS

Orkla manages one of Norway's largest share portfolios. The main strategy of the Financial Investments division is to have a skewed portfolio with large shareholdings in individual companies. Orkla's investment universe is Nordic, but in some cases investments may be related to the Group's activities outside the Nordic region. Besides the securities portfolio, the division comprises the Orkla Finans Group, which is engaged in investment management and provides advisory services and pension counselling, Orkla Eiendom which develops real estate and manages a portfolio of developed real estate properties, and Borregaard Skoger, which manages Orkla's forest properties.

Focus in 2005

- Increase the proportion of investments in listed companies in other Nordic countries
- Pursue a selective investment strategy with focus on companies with capacity for long-term value creation
- Continue work on development projects in Orkla Eiendom and focus on new investment projects
- Continue the profitable expansion of Orkla Finans

THE MARKET SITUATION

Stock market performances continued to improve in 2004. The upturn on the Oslo Stock Exchange was again stronger in 2004 than on leading markets abroad. The Oslo Stock Exchange Benchmark Index (OSEBX) rose 38.4 %, while the FTSE World Index, adjusted for dividends, rose 12.4 %. The US stock market (dividend-adjusted S&P 500 Index) rose 11.3 %. In the Nordic region, the Swedish market (SBX index) rose 20.8 % and the Danish market (KBXGI Index) rose 23.2 %. The rise on the Finnish market (HEX Index) was a more modest 3.3 %.

Global economic growth in 2004 was above trend. Growth rates increased in every geographical region in the first half of 2004, but weakened somewhat in the second half of the year. In China, the authorities implemented measures to curb growth in several sectors, so far with limited success. The US Federal Reserve raised interest rates five times in the second half of the year from 1.0 % to 2.25 %. Norges Bank twice reduced the sight deposit rate from 2.25 % to 1.75 % at the beginning of the year, since when it has remained unchanged.

Earnings growth for listed companies was strong, both in the Nordic region and on international markets, and contributed positively to the favourable stock market returns. The growth rate of earnings tapered off somewhat towards the end of the year.

Raw material prices, including oil prices, rose sharply. Combined with repricing and stronger earnings growth for Norwegian companies, this contributed to the excess return on the Oslo Stock Exchange. Foreign stock exchanges, on the other hand, were negatively impacted by the strong rise in the price of oil. The price was driven upward by a tight oil market where demand was high, particularly from the Asian region.

In the past few years, the USA has pursued an extremely expansive economic policy that has contributed towards an accelerated growth rate. At the same time, there has been increasing focus on the "twin deficits" in the US economy (the budget deficit and the current account deficit). The US dollar continued to weaken against the euro and yen, as well as against the Norwegian and Swedish krone. The imbalances in the US economy give grounds for uncertainty as regards the strength of further growth.

THE PORTFOLIO

The return on the portfolio was 21.6 % in 2004, while the Oslo Stock Exchange Benchmark Index (OSEBX) rose 38.4 %. In the past three years, the return on the portfolio has averaged 10.3 %, while the return on the OSEBX was 12.3 %.

Net purchases of securities totalled NOK 496 million in 2004. Net sales of Norwegian securities amounted to NOK 703 million. Net purchases of foreign securities totalled NOK 1,200 million.

THE ORKLA FINANS GROUP

The Orkla Finans Group achieved strong growth in terms of the number of customers, sales and profit. At the end of 2004, the company had offices in Oslo, Bergen, Trondheim and Stavanger and employed 100 people. Assets under management

Growth of NOK 1 (31.12.1982–31.12.2004)


35
30
25
20
15
10
5
NOK
'82 '84 '86 '88 '90 '92 '94 '96 '98 '00 '02 '04
Orkla's portfolio
Oslo Stock Exchange
Money market

Market value and net asset value 1982–2004


25,000
20,000
15,000
10,000
5,000
NOK million
'82 '84 '86 '88 '90 '92 '94 '96 '98 '00 '02 '04
Market value
Net asset value

totalled NOK 2 billion in products in unit trusts and hedge funds. The return on the company's Norwegian unit trusts was over 39 % in 2004, which was marginally higher than the return on the Oslo Stock Exchange Fund Index (OSEFX). Alternative investments increased substantially with index linked bonds accounting for NOK 1.2 billion, and the Group invested NOK 0.4 billion in real estate projects for customers. The insurance brokerage business reported substantial growth in sales and profit. The Orkla Finans Group advised several large companies of the choice of pension solutions and sees a considerable demand for defined-contribution solutions.

ORKLA EIENDOM

As regards Orkla's real estate development activities, Ringnes Park and the Fornebu projects are the most important projects with a development potential of 120,000 m^2. At the end of 2004, the management portfolio comprised leased properties totalling 32,000 m^2. Total revenues from leased properties amounted to NOK 57 million for 2004. In the course of the year, developed property sites totalling NOK 430 million were sold in addition to a substantial volume of advance sales in development projects. The business's results reflected a high realisation rate in what has been considered a good market for development projects and developed properties.

BORREGAARD SKOGER

A total of over 100,000 m^3 of timber was harvested from Orkla's forest properties. This quantity is 40 % lower than in the mid-1980s on account of the age distribution of the trees. The reduction is a consequence of a change in business strategies. The forests are operated on the principle of sustainable development, and in compliance with the Norwegian "Living Forest" standard and are certified in accordance with the ISO 14001 environmental standard.

RESULTS

The Financial Investments division reported pre-tax profit for 2004 of NOK 1,530 million, compared with NOK 1,280 million in 2003. Realised portfolio gains totalled NOK 627 million. The sale of real estate properties at Skøyen, Oslo, generated an additional gain of NOK 188 million. Dividends received totalled NOK 696 million.

Pre-tax profit for the Orkla Finans Group amounted to NOK 28 million, compared with NOK 543 million in 2003. Profit for 2003 included a gain of NOK 513 million on the sale of Orkla's interest in Enskilda Securities.

Pre-tax profit for the real estate section totalled NOK 220 million, compared with NOK 24 million in 2003. The profit includes gains of NOK 207 million on the sale of real estate properties, while no gains were realised in 2003.

Pre-tax profit for Borregaard Skoger amounted to NOK 15 million, compared with NOK 29 million in 2003 which included NOK 15 million in dividends received.

MAIN SHAREHOLDINGS 31.12.2004

Security	Share of portfolio	Ownership	Market value (NOK million)
Elkem	25 %	39.8 %	4,448
Storebrand	9 %	9.9 %	1,617
DnB NOR ASA	7 %	1.6 %	1,258
Telenor	4 %	0.8 %	780
Rieber & Søn A	4 %	14.3 %	635
Norsk Hydro	3 %	0.4 %	550
Industri Kapital 2000 [1]	3 %	3.6 %	475
Steen & Strøm	3 %	11.3 %	449
Capio	3 %	7.8 %	449
SCA B	2 %	0.8 %	412
Total	**63 %**		**11,073**

[1] Not listed

LARGEST TRANSACTIONS 2004

Net sales	Net purchases
Norway Seafood	Nokia
Amersham	Getinge
KCI Konecranes	Danisco
Schibstedt	Ericsson B
Prosafe	Gunnebo
	Electrolux B
	Svenska Handelsbanken
	Vimpelcom
	AstraZeneca
	SCA B
	Telenor



INNOVATION AND MARKETING OF BRANDED CONSUMER GOODS

One of Orkla's main strategies is to create top-line growth for the Group's brands. For companies aspiring to be leaders in the market for fast moving consumer goods, achieving top-line growth year after year is a goal in itself. This requirement is important, first and foremost because there is obviously a connection between top-line growth and bottom-line growth. Top-line growth significantly increases the probability of profit growth.

TOP LINE GROWTH

Creating top-line growth is a multi-functional process in which many functions pull together to optimise profit. The purpose of this article is not to describe all these functions. It concentrates on the work being done in the field of innovation and marketing and concerns "organic growth". Orkla also seeks to achieve profitable growth by means of acquisitions and geographical expansion, but these topics are not discussed here.

On the Nordic markets for branded consumer goods, most market segments are relatively saturated, and supply often exceeds demand. As the past has shown, most markets experience a decline in real prices over time. Product development and innovation are essential to create long-term growth for a brand. It could well be said that today's brand strength is a function of yesterday's innovations.

Orkla differentiates between product maintenance and innovations. Product maintenance means the necessary work that must be done to maintain consumers' strong loyalty to a brand over time (improvements in product mix, packaging, ease of use, etc.).

The word "innovation" is reserved for activities that have a positive impact on the perception of a brand's value, usually reflected in consumers' willingness to pay more for the product. They entail either fixing a higher unit price or persuading the consumer to use a higher value dosage (e.g. liquid rather than solid soap).

Over time, top-line growth will be achieved if a brand's benefits (functional and emotional), relative to its price, are better than those of competing brands.

$$\frac{\text{Benefits}}{\text{Price}} > \text{Competing brands}$$

A lower-priced product may, in a specific case, be perceived by the consumer as a better offer, even if the benefit is perceived to be weaker. The consumer may nevertheless consider the benefit/price ratio to be more favourable. The proliferation of private labels has given rise to increasing variation in price. As a leading supplier of branded consumer goods, this means that it is increasingly necessary to find benefits that contribute to or facilitate the consumer's daily life in a way that is valued.

High priority is given to meeting the requirement of top-line growth. This means that innovation is regarded as one of the most important processes in the Group, and it requires the active, direct involvement of senior management. This work cannot be delegated to others.

THE INNOVATION PROCESS

The innovation work carried out by each of Orkla's branded consumer goods companies is headed by an innovation board. This board usually comprises key members of the management team and some technical experts, and is headed by the company's managing director. The main function of the innovation board is to ensure that the company has an adequate flow of innovation projects, that priority


THE INNOVATION PROCESS
Stage I
Project definition
Stage II
Build a business case
Stage III
Practical development and consumer testing
Stadium IV
Launch/ evaluation
Pre-project
Gate I
Project decision
Gate II
Business decision
Gate III
Launch decision
Gate IV
Evaluation of launch

is given to those projects that are most attractive financially, that they are based on good consumer insight and that they fulfil the promise that is made to the consumer. It is also important to screen out projects that have limited potential, so that attention can be focused on the ones that offer the greatest possibilities. Since many projects fall by the wayside, it is important that the innovation board ensure that the innovation portfolio comprises projects with a mixed risk profile. This avoids an excessive number of high-risk projects and ensures a balance between simpler and more complex projects.

The innovation board usually monitors projects by means of a five-step process (see illustration). This is a written process in which the innovation project moves forward through a number of gates until the launch decision is reached. The innovation board acts as the gatekeeper at each stage, ensuring that the project satisfies a number of specific criteria in order to be granted the resources required to move on to the next stage. This has proved to be a suitable tool, but no more than that. Management's exercise of sound business judgement is always the critical factor. Decisions should be made on the basis of good consumer insight and close interaction with consumers throughout the process.

The test of whether a sufficient number of good innovations is being produced is whether the company can point to top-line growth year after year. Only when its top-line growth is good enough can the company be said to have a satisfactory innovation process (in terms of quality and quantity).

INNOVATION IN PRACTICE

The experiences of some branded consumer goods companies after having worked on innovation in this way for a few years are described below:

- It must be possible to explain to a consumer in simple terms what is new about a product, and the consumer must show considerable interest. If not, the possibility that the idea is unclear or uninteresting must be considered. Marginal improvements are usually not enough to guarantee success. The consumer must experience a significant improvement which clearly distinguishes the product from competing brands.
- Innovations with little financial potential require just as much work as those with great potential. It is therefore crucial to ascertain the potential at an early stage and order priorities accordingly.
- For certain brands, it may be appropriate to set extremely ambitious growth targets: How can brand x double its sales in a few years? Meeting such targets usually requires a new way of thinking, which stimulates creativity.
- It is not enough to innovate by launching new varieties. A major part of sales often derives from products that are already well established, and successful innovations may have greater significance for these products.

MARKETING

Marketing is an important element of the process of creating top-line growth. The consumer does not usually relate to Orkla as a company, but rather to individual Orkla brands. The top line is the sum of the performance of Orkla's brands. The table shows a selection of the Orkla brands on the Nordic grocery market which had the strongest increase in sales and thereby made the largest contribution to top-line growth in 2004.

A SELECTION OF BRANDS WITH GOOD TOP-LINE GROWTH

Brand	Growth
Solidox (N)	31 %
Troika (N)	28 %
Grandiosa (N, S, F)	27 %
Lá Mia (N)	22 %
Café (N, S)	19 %
Fun Light (N, S, F)	14 %
Sun (N)	14 %
Pizza Originale (N)	13 %
Möller's Dobbel (N, F, D)	12 %
Ballerina (N, S, F)	12 %
Doc (N)	12 %
Sterilan (N)	12 %

N = Norway S = Sweden F = Finland D = Denmark

It is important that brands that have already proved able to grow be given sufficient human and financial resources to enable them to continue to achieve growth. It is usually easier for established brands to achieve continued growth than for new brands.
It is also important to identify brands with future growth potential, even if they are not growing at the moment. They will typically be brands that have a differentiated brand profile, but that may not have

received sufficient focus in the recent past. Such brands often just need a "facelift" to start growing again. Improved packaging, a new advertising campaign or the like could do the trick.

It is important to use resource allocation to determine the priority of the brands that have growth potential. Resources must be allocated where the return on the investment will be highest. Based on this line of thinking, priority should be given to brands that are innovative, brands that are already growing and brands that are considered likely to grow if they are given an extra push.

Providing similar support for brands that are not growing, or may even be declining, cannot be justified. In the past few years, there has been stronger focus on this factor when priorities are set, and this has benefited companies.

Influence on consumers in the form of advertising is an important factor for Orkla's product categories. In Orkla's general experience, consumers are interested in news and it is therefore easier to create awareness of advertising when there is something new to say. Consequently, innovation projects are given the highest priority when advertising funds are allocated.

Other input factors, too, such as resources for design and sales activities, are allocated on the basis of an assessment of where the investment will generate the best return. Often, several measures will be coordinated to create a greater overall effect (i.e. innovation + advertising + new design + in-store demonstrations + special price).

Consumers make most of their purchase decisions once they are in the store. Therefore it is decisive for a good end result that Orkla products are perceived as an obvious, attractive alternative.

For the sales function, improvements in terms of distribution, shelf space, off-the-shelf exposure, price setting and promotional activities will play an important role in achieving positive top-line growth. To ensure lasting growth, it is essential to find measures that are to the mutual benefit of both grocery chains and Orkla as supplier.

CHALLENGES

Several forces militate against Orkla's achieving its top-line growth target. Competitors must be mentioned, and particularly the fact that, to a growing extent, the Group's own retail customers are also becoming competitors due to their increasing focus on private labels. Considerable energy can be expended on such counterforces, but experience has shown that it will have little effect. It is more sensible to realise that everyone is the architect of his own fortune, and that any top-line growth that is achieved must be the result of the Group's own efforts. That is why Orkla companies spend time on improving and enhancing their own systems, to ensure that they generate growth. If the desired growth is not achieved, it means that not enough activities were planned. That means that more, and more effective measures must be found.

LESSONS LEARNED

To conclude, these are a few of the lessons that have been learned within the Group as regards top-line growth and marketing activities:

- Brands usually follow their current top-line performance, unless the pace of activity and support for the brand are increased.
- To achieve top-line growth, it is necessary both to stimulate growth by introducing new varieties and to prevent the decline of the most important established brands.
- Private labels often copy the market leader. Therefore it is wrong to stand still and be copied. Orkla brands must be a moving target.
- Advertising funds must be spent on creating growth, not defending lost positions.
- Top-line growth is necessary to create bottom-line growth. Focus must therefore be on growth for the most profitable brands.



CORPORATE SOCIAL RESPONSIBILITY (CSR)

Orkla is committed to long-term value-creation for our shareholders, employees, other stakeholders and the communities where we operate. All stakeholders should be able to have confidence in our company, our products and the way we conduct our business. We pursue business opportunities while respecting human and labour rights, taking the social impact of our business operations into consideration.

CSR WITHIN AN ORKLA CONTEXT

- "Goals and Values" contains our basic attitudes and the thinking upon which we build our business and operations.
- The CSR Principles together with the Principles of Corporate Governance and our Code of Conduct describe the overall responsibilities to which we as company, management and employees are committed.
- In addition Orkla has steering documents for specific matters.

OUR BASIC CSR PRINCIPLES

- Orkla supports the principles set forth in the Universal Declaration of Human Rights and the ILO Core Convention.
- Orkla's main contribution to society is to grow profitable and value-creating businesses. In so doing we aim to ensure that our business practices as well as our investments are sustainable and contribute to long-term economic, environmental and social development.
- Orkla will not discriminate on the basis of gender, religion, race, national or ethnic origin, cultural background, social group, disability, sexual orientation, marital status, age or political opinion.
- As we strive to follow and promote Orkla's "Goals and Values" and common principles, we recognise the intrinsic value of the various cultures in which we operate and will show respect for these cultures in all our business practices. We believe that this will also enhance business success and when necessary are prepared to provide appropriate training in cross-cultural understanding. Recognition of local cultures does not mean acceptance of any violation of basic human and democratic rights or our business standards.
- Orkla will maintain a principle of openness and be honest and responsive when dealing with interested parties outside Orkla as well as society at large. This general policy of openness and transparency must not prevent the appropriate protection of information that may be of value to Orkla's business interests.
- Our products and services should always be reliable with respect to their quality, origin and impact on personal health and the environment.
- We will ensure that shareholders can have confidence in the company by ensuring of good corporate governance emphasising openness, transparency, accountability, equal treatment and long-term perspectives. The very foundation of good corporate governance is a sound corporate culture enhanced by adequate operational control systems.
- To ensure that our activities are properly adapted to meet local conditions and generate positive benefits for both the Company and the community, we will be open, honest and responsive when communicating and dealing with stakeholders.
- Orkla will maintain high standards of integrity. This means that we will be honest and fair in all our business dealings, not permit or tolerate engagement in any form of corruption and pursue free competition.
- We will be sensitive to changes in society's general expectations of acceptable business behaviour and evaluate and adjust our own practices when necessary.

ROLES AND RESPONSIBILITIES

- To ensure that our business practices are in accordance with these basic principles, each business unit is responsible for considering and evaluating the social impact of its own business. If appropriate, operational guidelines for CSR will be developed in accordance with the specific challenges and characteristics of each business unit. Each business unit is responsible for developing and maintaining adequate organisational capabilities to ensure compliance with these corporate principles.
- Line managers are responsible for CSR implementation and for communicating the basic principles in this directive to all employees in their organisation.
- Each Orkla employee and board member is responsible for abiding by the fundamental principles outlined in this directive and the Code of Conduct.

FROM PRINCIPLES TO PRACTICE

- Each business unit should evaluate the need for routines to identify potential conflicts of interest with respect to particularly sensitive functions, transactions or areas of responsibility.
- When considering and evaluating the long-term economic, environmental and social impact of their business, business units must carry out necessary improvements. When Orkla undertakes significant changes to its operations, the unit in charge should make an assessment of the impact the changes will have on the environment, relevant stakeholder interests and on society in general. This will help to ensure good management of potential long-term social consequences.
- To ensure implementation of this document by our employees we will systematically build competence through introductory and training programmes.
- Orkla's CSR principles will also be promoted vis-à-vis partly-owned companies and in other business relationships. To secure supplier standards, adequate procedures will be developed for monitoring, evaluating and/or selecting suppliers that conform to Orkla's principles for social responsibility.

NO LEGAL RIGHTS

This Corporate Directive is a statement of certain fundamental principles, policies and procedures that govern the Company. For the sake of clarity, we emphasise that the directive does not confer legal rights on any customer, supplier, competitor, shareholder or any other person or entity.

"Goals and Values" and "Ethical Guidelines" may be found on Orkla's website at www.orkla.com.

ORKLA AND THE ENVIRONMENT

Orkla is committed to sound, sustainable, long-term operations that reflect its sense of responsibility for its employees, society at large and the environment. This is a prerequisite for future profitable growth.

Orkla's environmental policy, which was revised in 2004, emphasises the importance of optimal utilisation of resources and environmental awareness at all levels of its operations. Orkla seeks to address environmental concerns throughout the value chain, from the production of raw materials to customers' and consumers' use of finished products. Adverse environmental effects for which the Group is responsible will be reduced by means of effective, long-term solutions. Orkla will pursue a policy of openness and active dialogue in its environmental efforts. Each business area sets its own environmental objectives, establishes systems and control procedures and is responsible for implementation and reporting.

Orkla's environmental reports may be found on www.orkla.com/environment



CORPORATE GOVERNANCE AT ORKLA*

GENERAL PRINCIPLES FOR CORPORATE GOVERNANCE

Orkla's principles for good corporate governance aim to provide the basis for long-term value creation, to the benefit of shareholders, employees, other interested parties and society at large. Openness, transparency, accountability and non-discrimination must boost confidence in the Orkla Group, both internally and externally. These principles are important, but they cannot replace efforts to constantly promote a sound corporate culture in all parts of the Group. They must therefore be viewed in conjunction with such efforts.

The Group's current policies relating to corporate social responsibility and conduct may be found on Orkla's website at www.orkla.com.

ACTIVITIES

Orkla's mission statement is as follows:
"The objectives of the company are to engage in activities comprising industry, commerce, forestry, transport, finance, the acquisition and sale of securities and other investments, the purchase and sale of real property, the publication of newspapers, magazines and other media, services and any other activity connected with the aforementioned objectives. The activities are conducted by the company itself or by its subsidiaries in Norway and abroad."

In accordance with its mission statement, Orkla operates in several areas. The company's basic structure has been stable for several decades, and it has created substantial excess value for shareholders. This annual report contains descriptions of the goals and main strategies of the Orkla Group and its individual business areas.

EQUITY AND DIVIDENDS

Following the sale of Orkla's interest in Carlsberg Breweries in 2004, the company's equity-to-total-assets ratio was 63.0 % as of 31 December 2004. Over time, this ratio will be reduced towards a more normal level, mainly because the company will implement its plans for expansion through acquisition. Orkla has reported on and pursued a consistent shareholder and dividend policy for many years. This policy will continue to apply.

On 30 April 2003, Orkla's General Meeting adopted a resolution to grant the Board of Directors a mandate to increase share capital by means of new share subscription to a total value of up to NOK 90,000,000 divided between up to 14,400,000 shares, each with a par value of NOK 6.25. This mandate may be utilised for one or more share issues and is intended to give the Board of Directors a free hand to undertake relevant commercial transactions. Similar mandates have regularly been granted by previous General Meetings, but have so far never been utilised. At the General Meeting on 14 April 2005 the Board of Directors will propose that the mandate be renewed for one year.

The General Meeting has granted the Board of Directors a mandate to buy back Orkla shares so that the company, as prescribed by law, may acquire and hold up to 10 % of share capital. A similar mandate has regularly been granted each year since 1998. The chapter entitled "Shares and Shareholders" on pages 47–49 gives a more detailed explanation of how this mandate has been utilised.

EQUAL TREATMENT OF SHAREHOLDERS AND TRANSACTIONS WITH CLOSE ASSOCIATES

Orkla has one class of share and each share has one vote. Further details of voting rights at the General Meeting are provided in the chapter entitled "Shares and Shareholders" on pages 47–49. Over time, the company's policy has been preferably not to dilute the shareholdings of existing shareholders, and in accordance with this policy no actual

* This account is structured in the same way as the Norwegian Code of Practice for Corporate Governance.

increases in capital have taken place in the company in recent years. The company's transactions in its own shares take place in accordance with good stock exchange practice in Norway.

It has not been relevant for the company to be a party to significant transactions between the company and shareholders, members of the Board of Directors, members of the executive management or close associates of any such parties. If such situations should arise, the company will seek to conform to the principles laid down in the Norwegian Code of Practice for Corporate Governance. The company has its own guidelines for the private investments of the executive management and selected specialists.

FREELY TRANSFERABLE SHARES

All Orkla shares have equal rights and are freely negotiable.

GENERAL MEETINGS

Orkla seeks to hold General Meetings in accordance with the Norwegian Code of Practice for Corporate Governance. Notice of the General Meeting and supporting information must be distributed well in advance of the General Meeting, and the final date for notification of attendance is three working days prior to the General Meeting. Shareholders who are unable to attend may vote by proxy. The members of the Board of Directors, the Nomination Committee and the auditor are all present at the General Meeting. In accordance with the company's Articles of Association, the General Meeting is chaired by the Chairman of the Corporate Assembly.

NOMINATION COMMITTEES

Orkla has two Nomination Committees. The Nomination Committee elected by the General Meeting is a body established pursuant to the Articles of Association. It presents proposals to the General Meeting concerning the election of shareholder-elected members to the Corporate Assembly. The shareholder-elected members of the Corporate Assembly elect seven shareholder-elected members to the Board of Directors following a recommendation by the Nomination Committee that is elected by the Corporate Assembly. The Nomination Committee of the Corporate Assembly is not a body that is required under the Articles of Association. The Board of Directors will presenting a proposal to the General Meeting concerning the inclusion of the Nomination Committee of the Corporate Assembly in the Articles of Association. The composition of the Nomination Committees is shown on page 81. The company's executive management is not represented on either of the Nomination Committees.

In accordance with current legislation relating to corporate democracy, the Group's employees elect seven members to the Corporate Assembly out of a total of 21 members. Similarly, the Group's employees elect three members and two observers to the Board of Directors.

THE COMPOSITION AND INDEPENDENCE OF THE CORPORATE ASSEMBLY AND BOARD OF DIRECTORS

The composition of the company's governing bodies is shown on page 81. In addition to its task of electing members to the Board of Directors, the Corporate Assembly is charged by law to supervise the management of the company by the Board and the executive management. The Corporate Assembly normally meets three times a year.

The responsibilities of the Board of Directors are laid down in Norwegian law. The Chairman of the Board of Directors is elected by the Corporate Assembly. Both the Chairman and the other members of the Board are elected for a period of two years. The Board of Directors has not elected a permanent Deputy Chairman, but will consider whether this is appropriate. A more detailed description of the background, qualifications, length of service and share ownership of the Board of Directors is provided on page 80. The composition of the Board of Directors meets the requirements of the Norwegian Code of Practice for Corporate Governance with respect to members' independence of the executive management and the company's main business relationships. The independence of the members of the Board of Directors is also evident in the fact that there are few instances of disqualification in connection with matters dealt with at Board meetings. Representatives of the executive management are not members of the Board of Directors.

THE WORK OF THE BOARD OF DIRECTORS

The Public Limited Companies Act stipulates that the Board of Directors has the ultimate responsibility for the management and supervision of the company. Towards the end of each year, the Board of Directors adopts a specific meeting and activity plan for the following year. This plan covers strategic planning, other development issues and supervision. The Board's activity plan for 2004 stipulated eight meetings, one of which was scheduled for a day-and-a half, to deal with strategic issues. The Board also held three additional meetings, bringing the total number of meetings in 2004 to eleven. The content of the work of the Board of Directors is discussed in more detail in the Report of the Board of Directors.

The Board also regularly discusses the lessons learned from and the organisation of its work and makes plans for improvements. The Board has previously established a permanent compensation committee, and it also established a permanent audit committee in 2004. The statutes of the committees are included in the Rules of Procedure of the Board of Directors, which are available on Orkla's website. The Board of


HOW ORKLA'S GOVERNING BODIES ARE ELECTED
Employees of Orkla companies
General Meeting
Elected in accordance with the Orkla Group's corporate democracy arrangement
Elected on the basis of a recommendation from the General Meeting's Nomination Commitee
7 employee-elected members
Corporate Assembly
14 shareholder-elected members
Elected in accordance with the Orkla Group's corporate democracy arrangement
Elected on the basis of a recommendation from the Corporate Assembly's Nomination Commitee
Board of Directors
3 employee-elected members
2 employee-elected observers
The entire Corporate Assembly appoints the Chairman of the Board
7 shareholder-elected members

Directors has previously determined how the external and internal auditors will report regularly to the Board. In this connection, the Board has decided that the internal auditor may report directly to the Board on the basis of his own assessment of the importance of a specific matter. In 2004, the Board again discussed the work that is being done in the Group on internal control and risk management. Among other things, it has been decided that an independent evaluation of the Group's risk management systems will be carried out in order to lay the foundations for practical improvements.

REMUNERATION OF THE BOARD OF DIRECTORS

All remuneration of the Board of Directors is disclosed in Note 4 to the Orkla ASA accounts "Remuneration and contractual arrangements". The notes show that remuneration of the Board of Directors is not linked to the Group's performance and that no options have been issued to members of the Board of Directors.

REMUNERATION OF THE EXECUTIVE MANAGEMENT

Details concerning the remuneration of the executive management are given in Note 4 to the Orkla ASA accounts "Remuneration and contractual arrangements". The Group's terms and conditions policy, including the scope and organisation of bonus and option programmes, is explained in Note 3 to the Group accounts "Payroll expenses". The Board's compensation committee presents a recommendation concerning the terms and conditions for the Group President and CEO to the Board of Directors and monitors the general terms and conditions for other senior employees of the Group. The Board assesses the Group President and CEO and his terms and conditions once a year.

INFORMATION AND COMMUNICATIONS

Orkla seeks to ensure that its accounts and financial reporting are worthy of the confidence of investors. Orkla's accounts are highly transparent and have been prepared and presented in accordance with good Norwegian accounting practice up to the end of 2004. As of 2005 Orkla will prepare and present its accounts in accordance with the International Financial Reporting Standards (IFRS). The audit committee of the Board of Directors monitors the company's reporting on behalf of the Board.

Orkla seeks to communicate actively and openly with the market. The company's annual and quarterly reports contain a relatively large degree of detail and provide extensive information about the various aspects of the company's activities. All financial information and a comprehensive, detailed presentation of other information, reports and documents may be found on Orkla's website. The company always ensures that all shareholders are treated equally as regards access to financial information. The Board is regularly informed about the company's investor relations activities. The financial calendar for 2005 may be found on page 49.

AUDITOR

Each autumn, the auditor presents to the Board of Directors his evaluation of risk, internal control and the quality of reporting at Orkla, and presents his audit plan for the following year. The auditor also takes part in the Board's discussions on the annual accounts. On both occasions, the Board of Directors ensures that the Board and the auditor are able to discuss relevant matters at a meeting at which neither the chief executive nor any other member of the executive management is present. Orkla observes a strict practice with respect to the company's use of the auditor for services other than the audit. Details of the company's use and remuneration of the auditor are given in Note 4 to the accounts for Orkla ASA "Remuneration and contractual arrangements". Both the Corporate Assembly and the General Meeting are informed about the Group's remuneration of the auditor, divided between auditing and other services.

SHAREHOLDER-ELECTED MEMBERS OF THE BOARD OF DIRECTORS



JOHAN FR. ODFJELL, Chairman of the Board
Degree in Business Economics, MBA (Harvard University). First elected to the Board in 2002 and up for re-election in 2006. CEO of the Vesta Group, 1986-1994. Thereafter independent investment adviser and consultant. Chairman of the Board of Star Shipping AS and UMOE ASA and member of the Board of Directors of some small limited companies and two foundations.
Mr Odfjell and closely associated persons own 10,000 shares in Orkla ASA.



KJELL E. ALMSKOG
Degree in Business Economics, MBA (University of Kansas), Advanced Management Program (Harvard). First elected to the Board in 2000 and up for re-election in 2006. President and CEO of ABB Norway from 1986, subsequently Deputy CEO of the ABB Group, Zurich, and head of ABB's Oil and Gas Division. President and CEO of Kværner ASA, 1998–2001. Member of the Board of Kitron ASA and Kverneland ASA.
Mr Almskog and closely associated persons own 500 shares in Orkla ASA.



STEIN ERIK HAGEN
Degree from the Retail Institute (now the Norwegian School of Retail)
First elected to the Board in 2004 and up for re-election in 2005. Retailer and founder of RIMI Norge AS and Hakon Gruppen AS, 1976–1999. Retailer and co-founder of ICA AB, 1999-2004. Owner and Chairman of the Board of Canica AS and Chairman of the Board and Board member of various family-owned companies. Deputy member of the Board of Steen & Strøm ASA, member of the Corporate Assembly and Nomination Committee of Storebrand ASA and member of the Board of the Confederation of Norwegian Business and Industry's Board for Family-Owned Enterprises and Active Ownership. Member of the Madison Council, Library of Congress, Washington D.C.. Orkla and Canica and/or Stein Erik Hagen have some common business interests. The Board of Directors of Orkla has been informed of these interests, and has taken due note of the information.
Mr Hagen and closely associated persons own 20,192,421 shares in Orkla ASA. In February a company closely associated with mr Hagen bought a further 1,855,000 shares in Orkla ASA.



SVEIN S. JACOBSEN
Degree in Business Economics and state-authorised public accountant (Norwegian School of Economics and Business Administration).
First elected to the Board in 2000 and up for re-election in 2005. Director of Finance at Tomra Systems, 1984–1988, CEO of Tomra, 1988–1996. Thereafter member of the Board of Norwegian and foreign companies. Chairman of the Board of Expert ASA, Ideas ASA and Vensafe ASA. Member of the Board of Tomra Systems ASA, InFocus inc. (USA), Zenitel b.v (Belgium) and Chipcon ASA.
Mr Jacobsen and closely associated persons own 10,000 shares in Orkla ASA.



ANNE BIRGITTE LUNDHOLT
Degree in Political Science (Cand.Scient.Pol) from Århus University and diploma (HD) from the Copenhagen Business School.
First elected to the Board in 2002 and up for re-election in 2006. Various posts in Danish companies and business organisations up to 1989. Minister of Business Affairs and Energy, 1989–1993, member of the Danish parliament, 1990–1997. CEO of Danske Slagterier. Member of the Board of Chr. Hansen A/S.
Ms Lundholt and closely associated persons own 360 shares in Orkla ASA.



ÅSE AULIE MICHELET
Degree in Pharmacy (Cand.pharm.), studied in Oslo and Zurich.
First elected to the Board in 2001 and up for re-election in 2005. Various posts in the fields of research, production and marketing at Nycomed, subsequently Nycomed Amersham, from 1979. Since 1999 CEO of Amersham Health, now part of GE Healthcare, and in charge of global production. Member of the Board of Yara ASA.
Ms Michelet and closely associated persons own 500 shares in Orkla ASA.



PETER RUZICKA
Degree in Business Economics, MBA (Oslo School of Business Administration).
First elected to the Board in 2003 and up for re-election in 2006. First company secretary and later marketing manager in Hagen Gruppen AS up to 1993. Managing Director of RIMI Norge AS, 1993-1995. Managing Director Hakon Gruppen AS, 1995-2000. Also Deputy CEO ICA AB, 1998-2000. Thereafter President & CEO Ahold Czech Republic & Slovak Republic, 2000-2003. Managing Director Jernia ASA. Member of internal boards at Jernia.
Mr Ruzicka and closely associated persons own 500 shares in Orkla ASA.

EMPLOYEE-ELECTED MEMBERS OF THE BOARD OF DIRECTORS



AAGE ANDERSEN
Chief trade union representative in the Orkla Group (Borregaard).
Head of Orkla's International Committee of Union Representatives. First elected to the Board in 2004 and up for re-election in 2006.
Mr Andersen and closely associated persons own no shares in Orkla ASA.



JONNY BENGTSSON
Trade union representative at Procordia Food (Orkla Foods, Sweden).
First elected to the Board in 1995 and up for re-election in 2006. Procordia Food's representative in the Swedish food workers' federation, Livs.
Mr Bengtsson and closely associated persons own no shares in Orkla ASA.



KJETIL HAANES
Chief trade union representative at Orkla Media and head of Orkla's Committee of Representatives of Non-Manual Workers. First elected to the Board in 2004 and up for re-election in 2006.
Mr Haanes and closely associated persons own 150 shares in Orkla ASA.

BOARD OBSERVERS ELECTED BY THE EMPLOYEES



GUNN LIABØ
Trade union representative, senior shop steward at Lilleborg Ello (Orkla Brands, Norway). First elected to the Board in 2004 and up for re-election in 2006.
Ms Liabø and closely associated persons own 748 shares in Orkla ASA.



DIANA LORENTZEN
Trade union representative, senior shop steward for the Mediagraphic Union at Berlingske (Denmark). First elected to the Board in 2004 and up for re-election in 2006.
Ms Lorentzen and closely associated persons own no shares in Orkla ASA.

GOVERNING BODIES AND ELECTED REPRESENTATIVES

CORPORATE ASSEMBLY

Elected by the shareholders

Lawyer	Harald Arnkværn (2.658) (Chairman of the Corporate Assembly)	Law firm of Haavind Vislie AS (7,055)
CEO and owner	Johan H. Andresen	Ferd AS (950,000)
Business economist	Kurth A. Augustson (0)	
CEO	Elisabeth Grieg (900)	Grieg International AS (5,485)
CEO	Jan Kildal (5.615)	Ofoten og Vesteraalens Dampskibs-selskap ASA (OVDS) (0)
CEO	Idar Kreutzer (0)	Storebrand ASA (11,089,949)
Director General	Marianne Lie (0)	Norwegian Shipowners' Association (0)
Lawyer	Nils-Henrik Pettersson (16)	Law firm of Schjødt AS (0)
CEO	Svein Rennemo (1.200)	Petroleum Geo-Services ASA (0)
Managing Director	Rune Selmar (0)	Norwegian Insurance Scheme (25,130,150)
Business economist	Astrid E. Sørgaard (4)	
Director	Anniken Thue (100)	The National Museum of Art in Norway (0)
CEO	Gunn Wærsted (0)	Sparebank 1 Gruppen AS (43,905)
CEO	Svein Aaser (2.285)	DnB NOR ASA (4,459,078)

Deputy members

Director	Maalfrid Brath	Storebrand ASA
CEO	Atle Eide	Pan Fish ASA
Lic.oec	Anne Birgitte Fossum	Foinco AS
Lawyer	Christine Rødsæther	Law firm of Vogt & Wiig AS
Agricultural economist	Scilla Treschow Hokholt	
CEO	Terje R. Venold	Veidekke ASA

Elected by the employees

Kai Erik Andersen (830)
Karin B. dal Cortivo (0)
Robert Johansson (0)
Trygve Leivestad (480)
Steffen Lilmoës (0)
Esa Mäntylä (0)
Sverre Olsen (16)

Personal deputies for the Swedish and Danish representatives

Tommy Højland Andersen
Johnny Dahlström
Gitte Møller Hansen
Kerstin Johansson Wahlberg

Deputies elected by employees

Merete Andersen
Arvid Liland
Olav Skjegstad
Heidi Snapa
Svein Winge

Nomination Committees

Nomination Committee elected by the General Meeting (cf. Article 18 of the Articles of Association)
Harald Arnkværn
Elisabeth Grieg
Idar Kreutzer

Nomination Committee elected by the Corporate Assembly
Harald Arnkværn
Elisabeth Grieg
Idar Kreutzer
Gunn Liabø Liabø (for election of the Chairman of the Board)

BOARD OF DIRECTORS

Johan Fr. Odfjell, Chairman
Aage Andersen*
Kjell E. Almskog
Jonny Bengtsson*
Stein Erik Hagen
Kjetil Haanes*
Svein S. Jacobsen
Anne Birgitte Lundholt
Åse Aulie Michelet
Peter Ruzicka

* elected by the employees

Board observers elected by the employees
Gunn Liabø
Diana Lorentzen

Personal deputies for the Swedish and Danish representatives
Monica Bengtsson (0)
Uffe Gardel (0)

Deputy board members elected by the employees
Stein Erik Eliasson (200)
Per Arnfinn Solberg (728)
Marianne Torp (0)
Terje Utstrand (0)
Marianne Østlie (200)

AUDITOR

Ernst & Young AS (0)
Jan Egil Haga (0)
State-authorised public accountant

Figures in brackets indicate the number of shares owned at 31 December 2004, including those owned by closely associated persons. Figures in brackets after the name of the employer indicate the number of shares owned at 31 December 2004 by the employer. For shares owned at 31 December 2004 by the Board of Directors and Board observers, see page 80.

CORPORATE DEMOCRACY AT ORKLA

Active participation by the employees in the governing bodies both at Group level and in the individual subsidiaries is an important element of decision-making processes at Orkla. A common aim has been to evolve representational arrangements that adequately ensure broad-based involvement and genuine influence.

The employees elect three of the ten members of Orkla's Board of Directors and two observers. One third of the Corporate Assembly's members are elected by the Group's employees.

An International Committee of Union Representatives has been established for employees of the Norwegian, Swedish and Danish companies in the Orkla Group. This arrangement ensures broad representation for the Group's employees, by company, union and country. The International Committee of Union Representatives has regular meetings with the Group's senior management to discuss matters relevant to the Group.

To ensure that the employees in the Group's other companies in Europe are also informed of important matters concerning the Group and that their opinions on such matters are heard, an agreement regarding a European corporate committee at Orkla has been established.

In addition to the corporate arrangements mentioned here, the employees have representatives on the Board of Directors of the individual subsidiaries. The following is a list of members of Orkla's International Committee of Union Representatives as of 31 December 2004.

THE INTERNATIONAL COMMITTEE OF UNION REPRESENTATIVES

Working Committee

Aage Andersen, Chairman
Jonny Bengtsson, First Deputy Chairman
Diana Lorentzen, Second Deputy Chairman
Kjetil Haanes, Secretary
Monica Bengtsson, Committee Member
Kjell Kjønigsen, Committee Member
Gunn Liabø, Committee Member
Åke Ligardh, Committee Member

Committee of Representatives

Karin B. dal Cortivo
Åsmund Dybedahl
Stein Erik Eliasson
Torben Fog
Hans-Jürgen Hinrichsen
Bjørn Tore Høiesen
Mona-Lisa Jagstedt
Steffen Lilmoës
Laila Petrovic-Fasth
Sidsel Kjeldaas Salte
Per Arnfinn Solberg
Terje Utstrand
Arne Vilhelmsen
Marianne Østlie

GROUP DIRECTORY

PARENT COMPANY

Orkla ASA
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
Fax: +47 22 54 44 90
www.orkla.no / www.orkla.com

Orkla ASA
P.O. Box 162
NO-1701 Sarpsborg, Norway
Tel.: +47 69 11 80 00
Fax: +47 69 11 87 70

Orkla ASA
Løkkenvn. 204
NO-7332 Løkken Verk, Norway
Tel.: +47 72 49 90 00
Fax: +47 72 49 90 01

The registered office is in Sarpsborg. The Group Management is located in Oslo.

BRANDED CONSUMER GOODS

ORKLA FOODS

Orkla Foods A.S
P.O. Box 711,
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00
Fax: +47 66 80 63 78

ORKLA FOODS NORDIC

STABBURET
Stabburet AS
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00
Fax: +47 66 80 63 67

- Stabburet AS, Brumunddal
- Stabburet AS, Fredrikstad
- Stabburet AS, Gimsøy Kloster, Skien
- Stabburet AS, Gressvik
- Stabburet AS, avd. Idun Rygge, Rygge
- Stabburet AS, Rygge
- Stabburet AS, Stranda
- Stabburet AS, avd. Sunda, Oslo
- Stabburet AS, Ualand
- Stabburet AS, Vigrestad

PROCORDIA FOOD
Procordia Food AB
Ellingevägen 14
SE-241 81 Eslöv, Sweden
Tel.: +46 413 65 000
Fax: +46 413 14 984

- Procordia Food AB, Eslöv, Sweden
- Procordia Food AB, Färjestaden, Sweden
- Procordia Food AB, Fågelmara, Sweden
- Procordia Food AB, Kumla, Sweden
- Procordia Food AB, Tollarp, Sweden
- Procordia Food AB, Vansbro, Sweden
- Procordia Food AB, Örebro, Sweden

Empaco AB, Åhus, Sweden

ABBA SEAFOOD
Abba Seafood AB
Box 206
SE-401 23 Gothenburg, Sweden
Tel.: +46 31 701 44 00
Fax: +46 31 701 44 90

- Abba Seafood AB, Kungshamn, Sweden
- Abba Seafood AB, Uddevalla, Sweden
- Abba Skaldjur AB, Kungshamn, Sweden

BEAUVAIS
Aktieselskabet Beauvais
P.O. Box 139
DK-2630 Tåstrup, Denmark
Tel.: +45 43 58 93 00
Fax: +45 43 58 93 03

- Aktieselskabet Beauvais, Svinninge, Denmark

FELIX FENNO-BALTIC
Felix Abba Oy Ab
Box 683, FI-20361 Åbo, Finland
Tel.: +358 2 410 414
Fax: +358 2 410 4100

- Felix Abba Lahden tehdas, Lahti, Finland
- Felix Abba, Åbo, Finland
- AS Põltsamaa Felix, Põltsamaa, Estonia
- SIA Spilva, Riga, Latvia
- UAB Suslavicius-Felix, Kaunas, Lithuania

ORKLA FOODS INTERNATIONAL

Orkla Foods International
P.O. Box 711, NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00
Fax: +47 66 80 16 34

- Elbro Sp. z o.o., Mielno, Poland
- Felix Austria GmbH, Mattersburg, Austria
- Guseppe a.s., Hradec Králové, Czech Rep.
- Guseppe a.s., Rokytnice, Czech Rep.
- Kotlin Sp. z o.o., Kotlin, Poland
- Kotlin Sp. z o.o., Warszawa, Poland
- Orkla Foods Hungaria Kft., Budapest, Hungary
- Orkla Foods Romania SA, Bucuresti, Romania
- Orkla Foods Romania SA, Craiova, Romania
- Superfish S.A., Gwizd, Poland
- Superfish S.A., Kukinia, Ustronie Morskie, Poland

ORKLA FOODS RUSSIA & UKRAINE

Orkla Foods Russia & Ukraine
P.O. Box 711, NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00
Fax: +47 66 80 68 22

- Confectionery Group SladCo, Yekaterinburg, Russia

ORKLA FOOD INGREDIENTS

Orkla Food Ingredients
P.O. Box 4214 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 09 48 00
Fax: +47 22 09 48 87

Idun Industri A.S, Oslo
- Idun Industri A.S, Hvam
- Idun Industri A.S, Kokstad
- Idun Industri A.S, Oslo
- Idun Industri A.S, Rakkestad
- Candeco Confektyr AB, Malmö, Sweden

Odense Marcipan A/S, Odense, Denmark
- Bake-Line (DK) A/S, Hobro

Credin A/S, Juelsminde, Denmark
- Credin Polska Sp. z o.o., Sobotka, Poland
- Credin Portugal, Freixeira, Portugal
- Credin Productos Alimenticios, S.A, Barcelona, Spain
- Credin Suomi Oy, Raisio, Finland

Credin bageripartner, Vejle, Denmark

Dragsbæk A/S, Thisted, Denmark
- Kjarnavörur HF, Gardabaer, Iceland
- Margarinefabrikken Blume I/S, Randers, Denmark
- UAB Vilniaus Margarino Gamykla (VMG), Vilnius, Lithuania
- Pf. Vita Margarin, Torshavn, Faeroe Islands

KåKå AB, Helsingborg, Sweden
- KåKå AB, Lomma
- KåKå AB, Sollentuna
- KåKå AB, Örebro

Jästbolaget AB, Sollentuna, Sweden
- Nordic Yeast Eesti AS, Tallinn, Estonia
- A/S Rigas Raugs, Riga, Latvia

BAKERY GOODS

Bakers AS
P.O. Box 43 Økern,
NO-0508 Oslo, Norway
Tel.: +47 22 88 03 00
Fax: +47 22 65 82 12

- Bakers AS, Arendal
- Bakers AS, Bærum
- Bakers AS, Berthas Bakerier
- Bakers AS, Bryne
- Bakers AS, Grossistdistribusjon
- Bakers AS, Heba
- Bakers AS, Larvik
- Bakers AS, Martens
- Bakers AS, Singsås Bakeri
- Bakers AS, Slottslompa
- Bakers AS, Trøndelag
- Bakers AS, Økern
- Bakehuset Kafe AS
- Bakehuset Norge AS, avd. Haugesund
- Bakehuset Norge AS, avd. Kristiansand
- Bakehuset Norge AS, avd. Sem
- Bakehuset Tunold AS

ORKLA BRANDS

Orkla Brands
P.O. Box 4236 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 50 00
Fax: +47 22 89 51 05

DETERGENTS AND PERSONAL CARE PRODUCTS

Lilleborg as
P.O. Box 4236 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 50 00
Fax: +47 22 15 74 89
- Lilleborg as, Ski
- Lilleborg as, avd. Elico, Oslo
- Lilleborg as, avd. Ello, Kristiansund N

HOUSEHOLD TEXTILES

La Mote AS
P.O. Box 4248 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 27 00
Fax: +47 22 89 27 50

- Freds La Mote AB, Malmö, Sweden
- Freds La Mote OY, Helsingfors, Finland

DIETARY SUPPLEMENTS

Peter Möller
P.O. Box 364 Økern
NO-0513 Oslo, Norway
Tel.: +47 22 09 47 00
Fax: +47 22 09 47 01

BISCUITS

Göteborgs Kex AB
SE-442 82 Kungälv, Sweden
Tel.: +46 303 20 90 00
Fax: +46 303 20 90 50

- Sætre AS, Oslo
- Esskå, avd. i Sætre AS, Sagstua

SNACKS

Chips Abp
Strandgatan 6D,
FI-22 100 Mariehamn
Åland, Finland
Tel.: +358 18 25 800
Fax: +358 18 25 801

CONFECTIONERY

Nidar AS
NO-7005 Trondheim, Norway
Tel.: +47 73 58 30 00
Fax: +47 73 91 78 28

- Nidar AS, Oslo

ORKLA MEDIA

Orkla Media AS
P.O. Box 424 Skøyen,
NO-0213 Oslo, Norway
Tel.: +47 22 54 43 00
Fax: +47 22 54 43 90

BERLINGSKE

Det Berlingske Officin A/S
Pilestræde 34
DK-1147 Copenhagen, Denmark

- Berlingske Avistryk
- Berlingske Bladsalg og Service
- Berlingske Gratisaviser (URBAN)
- Berlingske IT
- Berlingske Nyhetsmagasin
- Berlingske Lokalaviser (free sheets)
- Berlingske Service & Økonomi
- Berlingske Tidende
- Bladkompagniet
- B.T.
- De Bergske Blade
- Erversbladet
- JydskeVestkysten
- Metropol Online
- Scanpix Danmark
- Sjællandske Avistryk
- Trykkompagniet
- Weekendavisen
- Zonerne
- Århus Stiftstidende

NEWSPAPERS NORWAY

Norway
- Avisenes Pressebyrå, Oslo
- Buskerud Distribusjon AS, Drammen
- DiVest, Haugesund
- Drammens Tidende og Buskeruds Blad AS, Drammen
- Driva Trykk AS, Sunndalsøra
- Eiker Avis AS, Hokksund
- Fellesdistribusjon, Østfold
- Fjordenes Tidende AS, Måløy
- Fjordingen, Stryn
- Fredriksstad Blad AS, Fredrikstad
- Gjengangeren AS, Horten
- Gudbrandsdølen Dagningen, Lillehammer
- Hamar Dagblad, Hamar
- Haugesunds Avis AS, Haugesund
- Indre Østfold Avis, Moss
- Kanalen AS, Ulefoss
- Kanal 1 AS, Drammen
- Kragerø Blad Vestmar AS, Kragerø
- Lierposten AS, Lier
- Lokalavisen Oppegård, Oslo
- Laagendalsposten AS, Kongsberg
- Mediasite AS, Oslo
- Mediasite Buskerud AS, Drammen/Oslo
- Mediasite Telemark/Agder AS, Skien/Oslo
- Mediasite Vestfold AS, Tønsberg/Oslo
- Mediateam Orkla Trykk AS, Skien/Drammen
- Modia AS, Molde/Oslo
- Moss Avis AS, Moss
- Nordstrands Blad AS, Oslo
- Nordvest Distribusjon, Ålesund
- Orkla Media SSIT, Tønsberg
- Orkla Media SSM, Tønsberg
- Orkla Trykk AS, Stokke
- Orkla Trykk Haugesund AS, Haugesund
- Orkla Trykk Nordvest AS, Ålesund/Molde
- Oslofjordsamkjøringen AS, Moss/Oslo
- Radio 102, Kopervik
- Radio Fredrikstad, Fredrikstad
- Radio Moss, Moss
- Ringsaker Blad, Moelv
- Romsdals Budstikke AS, Molde
- 1FM Molde AS, Molde
- Røyken og Hurums Avis AS, Slemmestad
- Sandefjords Blad AS, Sandefjord
- Sande Avis AS, Sande i Vestfold
- SarpsborgAvisa, Sarpsborg
- Sunnmøringen AS, Stranda
- Sunnmørsposten AS, Ålesund
- Svelviksposten, Svelvik
- Telemark Distribusjon AS, Skien
- Telen AS, Notodden
- Tinde AS, Oslo
- TV Buskerud AS, Drammen
- TV Vestfold AS, Tønsberg
- Tønsbergs Blad AS, Tønsberg
- Ullern Avis Akersposten, Oslo
- Varden AS, Skien
- Vestfold Distribusjon AS, Tønsberg
- Vikebladet Vestposten AS, Ulsteinsvik
- Zett.no, Oslo
- Østlandets Blad AS, Ski
- Østlendingen AS, Elverum
- Åndalsnes Avis AS, Åndalsnes

Sweden
- Norrländska Socialdemokraten, Luleå

MAGAZINES
Hjemmet Mortensen AS
NO-0441 Oslo, Norway
Tel.: +47 22 58 50 00
Fax: +47 22 58 50 69

DIRECT MARKETING
- CDG Sandberg AS, Oslo/Grimstad/Porsgrunn
- CDG Mediateam AB, Göteborg, Sweden
- CDG Stroede Ralton AB, Kungsbacka/Helsingborg/Stockholm, Sweden
- CDG IT AS, Oslo
- CDG IT AB, Kungsbacka/Helsingborg, Sweden

NEWSPAPERS CENTRAL AND EASTERN EUROPE
Orkla Press AS
P.O. Box 424 Skøyen,
NO-0213 Oslo, Norway
Tel.: +47 22 54 43 00
Fax: +47 22 54 43 90

Newspapers Poland
Orkla Press – Polska Sp. z o.o.
ul. Domaniewska 41, «ORION»
PL-02 672 Warszawa, Poland
Tel.: +48 22 87 45 120
Fax: +48 22 87 45 140

- A.W.H Edytor S.A (Kurier Poranny), Bialystok
- nicza «Rondo» Sp. z o.o. (Glos Koszalinski), Koszalin
- Echo Media, Kielce
- Edytor Press Sp. z o.o. (Dziennik Wschodni), Lublin
- Gazeta Pomorska Media Sp. z o.o., Bydgoszcz
- Kresy BO Sp. z o.o. (Gazeta Wspolczesna), Bialystok
- KW Forum Sp. z o.o. (Glos Pomorza), Koszalin
- Lubpress Sp. z o.o. (Gazeta Lubuska), Zielona Góra
- Media Tak Sp. z o.o., Warszawa
- Orkla Media Magazines Sp. z o.o., Bydgoszcz
- Presspublica Sp. z o.o. (Rzeczpospolita), Warszawa
- Pro-Media Sp. z o.o. (Nowa Trybuna Opolska), Opole
- R-press Sp. z o.o. (Nowiny), Rzeszow
- Szczecin Press Sp. z o.o. (Glos Szczecinski), Szczecin
- Slowo Media, Kielce
- Tygodnik Ostrolecki Sp. z o.o. (Tygodnik Ostrolecki), Ostrolecka
- Warszawa-Print Sp. z o.o., Raszyn-Jaworowa

Newspapers Baltic States
- UAB Kauno diena, Kaunas, Lithuania

Newspapers Ukraine
- Vysokyj Zamok, Lviv, Ukraine

CHEMICALS

Borregaard
P.O. Box 162
NO-1701 Sarpsborg, Norway
Tel.: +47 69 11 80 00
Fax: +47 69 11 87 70

- Borregaard ChemCell, Sarpsborg
- Borregaard LignoTech, Sarpsborg
- Borregaard Synthesis, Sarpsborg

Austria
- Biotech Lignosulfonate Handels GmbH, St. Valetin

China
- Borregaard Industries Limited, Shanghai Representative Office, Shanghai
- Borregaard Taicang Chemicals Co. Ltd., Jiangsu Province
- LignoTech Yanbian Kaishantun Ltd., Jilin Province

Czech Republic
- Biotech Lignosulfonate Handels GmbH, Paskov

England
- Borregaard UK Ltd., Warrington, Cheshire

Finland
- LignoTech Finland Oy, Tampere

France
- Borregaard France S.a.r.l, Paris

Germany
- Borregaard Deutschland GmbH, Düsseldorf
- Borregaard Deutschland GmbH, LignoTech Werk Karlsruhe, Karlsruhe

Hungary
- Welltech Kft, Budapest

India
- Borregaard Industries Ltd. India Representative Office, Navi Mumbai

Italy
- Borregaard Italia S.p.A., Madone
- Borregaard Italia S.p.A., Ravenna

Japan
- Borregaard Industries Limited Japan Branch, Tokyo

Norway
- Borregaard Energi, Sarpsborg
- Borregaard Fabrikker, Sarpsborg
- Borregaard Trælandsfos AS, Kvinesdal
- Denofa AS, Leknes

Poland
- Borregaard Poland, Poznan

Singapore
- Borregaard S.E.A. Pte. Ltd., Singapore

Slovenia
- Biotech International d.o.o., Medvode

South Africa
- LignoTech South Africa, Umkomaas

Spain
- LignoTech Iberica S.A, Torrelavega

Sweden
- LignoTech Sweden AB, Vargön
- LignoTech Sweden AB, Bäckhammar

Switzerland
- Borregaard Schweiz AG, Riedholz

United Arab Emirates
- Borregaard Middle East, Dubai

USA
- Borregaard Synthesis Inc., Newburyport
- LignoTech USA Inc., New Jersey
- LignoTech USA Inc., Wisconsin

FINANCIAL INVESTMENTS

PORTFOLIO INVESTMENTS
Orkla ASA
Portfolio investments
P.O. Box 423 Skøyen,
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
Fax: +47 22 54 45 95

Orkla ASA (Swiss Branch)
P.O. Box 1082,
CH-8201 Schaffhausen,
Switzerland
Tel.: +41 52 632 02 70
Fax: +41 52 632 02 80

FINANCIAL SERVICES
Orkla Finans ASA
P.O. Box 1724 Vika,
NO-0121 Oslo, Norway
Tel.: +47 22 40 08 00
Fax: +47 22 33 14 48

REAL ESTATE
Orkla ASA – Real Estate Section
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
Fax: +47 22 54 49 95

FORESTS
Borregaard Skoger A.S
P.O. Box 102,
NO-2401 Elverum, Norway
Tel.: +47 62 41 96 50
Fax: +47 62 41 01 28

- A/S Børresen, Sylling
- SB-Skog, Elverum

OTHER ACTIVITIES

Chr. Salvesen & Chr. Thams's Communications Aktieselskab
Løkkenvn. 204
NO-7332 Løkken Verk, Norway
Tel.: +47 72 49 90 00
Fax: +47 72 49 90 01

ANALYSTS

A list of the brokerage houses that regularly monitor Orkla's activities is given below. The list may be incomplete. The list will be updated on Orkla's website at www.orkla.no. Orkla wishes to emphasise that the analysts' estimates and opinions are their own and that they do not necessarily represent Orkla's views. Orkla does not necessarily agree with the content of the analyses or with the information, conclusions or recommendations contained therein.

BROKERAGE HOUSE	ANALYST	TELEPHONE	E-MAIL
ABG Sundal Collier	Harald Grimsrud	+47 22 01 61 35	harald.grimsrud@abgsc.no
Alfred Berg ABN Amro	Tore Østby	+47 22 00 50 00	tore.ostby@alfredberg.no
Carnegie ASA	Gaute Garshol/ Preben Rasch-Olsen	+47 22 00 93 00	
Danske Securities	Henrik Schultz	+45 33 44 00 00	henrik.schultz@danskebank.com
DnB NOR Markets	Terje Mauer	+47 22 94 88 50	terje.mauer@dnbnor.no
Enskilda Securities ASA	Atle Vereide	+47 21 00 85 00	atle.vereide@enskilda.no
First Securities ASA	Einar K. Strømstad	+47 23 23 80 00	einar.stromstad@first.no
Fondsfinans	Per Haagensen	+47 23 11 30 00	per.haagensen@fondsfinans.no
Handelsbanken Capital Markets		+47 22 94 07 00	
Kaupthing ASA	Henning Lund	+47 23 10 40 50	hlu@kaupthing.no
Pareto Securities ASA	Erik Helberg	+47 22 87 87 00	erik.helberg@pareto.no
UBS Warburg	Fredrik Liljewall	+46 84 53 73 00	fredrik.liljewall@ubsw.com

Design and production: Gazette; **Photo:** Morten Brun, Øivind Haug, Sandra Aslaksen, Linda Cartridge, Guri Dahl/Tinagent; **Translation:** Maidie Kloster, Virginia Siger; **Print:** RK Grafisk AS; **March 2005**

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ORKLA ASA
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
Fax: +47 22 54 44 90
Enterprise number: NO 910 747 711

Office address:
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